

# 2019 PROXY STATEMENT
## NOTICE OF ANNUAL MEETING



**WEDNESDAY, MAY 1, 2019**
**9:00 a.m. (Central Daylight Time)**

US Foods
9399 W. Higgins Road, Suite 100
Rosemont, IL 60018

# PRELIMINARY PROXY STATEMENT – SUBJECT TO COMPLETION



March __, 2019

## DEAR FELLOW STOCKHOLDER:

On behalf of the Board of Directors, I am pleased to invite you to attend US Foods' 2019 Annual Meeting of Stockholders on Wednesday, May 1, 2019, at 9:00 a.m. (CDT). The meeting will be held at US Foods headquarters, located at 9399 W. Higgins Road, Suite 100, Rosemont, Illinois 60018.

In fiscal 2018, we made significant progress on our *Great Food. Made Easy.* strategy. We expanded sales of our private brands, implemented operational improvements, and maintained strong cost discipline throughout the organization. Our differentiated product innovation, technology, and team-based selling strategies continue to resonate with customers and led us to finish the year with independent restaurant case volume growth of 3.9% for the fourth quarter. We believe the actions taken in fiscal 2018, together with these competitive advantages, position us well for long-term success.

As the company invests in strengthening the foundation of our business, we are continuously enhancing our corporate governance practices to align with our strategy. We have brought fresh and diverse perspectives to the Board of Directors with our most recently recruited independent directors. Since our initial public offering in 2016, we have also adopted a majority voting standard in uncontested director elections, appointed a Lead Independent Director, and eliminated supermajority voting standards. This year, we are proposing the declassification of our Board of Directors. As part of this commitment to strong corporate governance practices, the Board of Directors and our management continues to actively and routinely engage with stockholders and other stakeholders.

At the same time, we are striving to make a positive impact in the food industry and the communities we serve through our corporate social responsibility platform. This includes our commitment to providing sustainably sourced products, supporting communities, and protecting the environment. We invite you to review our efforts and progress in these areas online at *www.usfoods.com*.

The representation of your shares and your vote at the Annual Meeting are very important. I encourage you to review this proxy statement and submit your vote today. Instructions for voting your shares are set forth in the proxy statement.

On behalf of the Board of Directors and everyone at the company, we are grateful for your continued support. Thank you for being a US Foods stockholder.

Sincerely,

**PIETRO SATRIANO**
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

# PRELIMINARY PROXY STATEMENT – SUBJECT TO COMPLETION



**9399 W. HIGGINS ROAD
SUITE 100
ROSEMONT, IL 60018**

March __, 2019

# NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

**MEETING INFORMATION**
**WEDNESDAY, MAY 1, 2019**
**9:00 a.m. (Central Daylight Time)**

**US Foods**
**9399 W. Higgins Road, Suite 100**
**Rosemont, IL 60018**

We invite you to attend the 2019 Annual Meeting of Stockholders of US Foods Holding Corp. At this meeting, you will be asked to:

1. Elect the three nominees named in the proxy statement to the Board of Directors;

2. Approve, on an advisory basis, the compensation paid to our named executive officers, as disclosed in the proxy statement;

3. Approve the US Foods Holding Corp. 2019 Long-Term Incentive Plan;

4. Adopt an amendment and restatement of our Restated Certificate of Incorporation;

5. Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2019; and

6. Transact any other business properly before the meeting or any adjournments or postponements of the meeting.

Stockholders of record at the close of business on March 4, 2019 are entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof.

Beginning on or about March __, 2019, a Notice of Internet Availability of Proxy Materials will be mailed to our stockholders of record as of March 4, 2019. In addition, the proxy statement, the accompanying proxy or voting instruction card, and our 2018 Annual Report to Stockholders are available at *https://materials.proxyvote.com/912008*. As more fully described in the Notice, all stockholders may choose to access these materials electronically or may request printed copies.

We encourage you to vote your shares as soon as possible. Specific instructions for voting by telephone or electronically are included in the Notice. If you attend and vote at the Annual Meeting, your in person vote will replace any earlier vote.

By Order of the Board of Directors,
**KRISTIN M. COLEMAN**
*Executive Vice President, General Counsel and*
*Chief Compliance Officer*

**REVIEW THE PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:**



**INTERNET**
Visit www.proxyvote.com



**TELEPHONE**
Call the telephone number
on your proxy or voting instruction card



**MAIL**
Sign, date, and return your proxy or voting
instruction card in the enclosed envelope



**IN PERSON**
Attend the annual meeting in Rosemont, IL

Please refer to the enclosed proxy materials or the information forwarded by your bank, broker, or other holder of record to see which voting methods are available to you.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on May 1, 2019:
The proxy statement and our 2018 Annual Report are available at *https://materials.proxyvote.com/912008*

# PROXY SUMMARY

## VOTING MATTERS

| | Board Recommendation | Page |
|---|:---:|:---:|
| Proposal 1 – Election of Three Director Nominees | **FOR** | 8 |
| Proposal 2 – Advisory Approval of Say on Pay Resolution | **FOR** | 46 |
| Proposal 3 – Approval of New Long-Term Incentive Plan | **FOR** | 47 |
| Proposal 4 – Adoption of Restated Certificate of Incorporation | **FOR** | 54 |
| Proposal 5 – Ratification of Independent Auditor | **FOR** | 57 |

## DIRECTOR HIGHLIGHTS

| Name | Age | Director Since | Term Expiring | Audit | Compensation | Executive | Nominating and Corporate Governance |
|---|:---:|:---:|:---:|:---:|:---:|:---:|:---:|
| Cheryl A. Bachelder<br>*Independent* | 62 | October 2018 | 2021 | — | — | — | ✓ |
| Court D. Carruthers<br>*Independent* | 46 | July 2016 | 2020 | ✓ | C | ✓ | — |
| Robert M. Dutkowsky<br>*Lead Independent Director* | 64 | January 2017 | 2019 | — | — | ✓ | C |
| Sunil Gupta<br>*Independent* | 60 | March 2018 | 2019 | — | — | — | — |
| John A. Lederer | 63 | September 2010 | 2021 | — | — | — | — |
| Carl Andrew Pforzheimer<br>*Independent* | 57 | January 2017 | 2021 | — | — | — | ✓ |
| Pietro Satriano<br>*Chairman and Chief Executive Officer* | 56 | July 2015 | 2019 | — | — | C | — |
| David M. Tehle<br>*Independent* | 62 | July 2016 | 2020 | C | ✓ | ✓ | — |
| Ann E. Ziegler<br>*Independent* | 60 | January 2018 | 2020 | ✓ | ✓ | — | — |

C *Denotes Committee Chairperson*



AGE — 58.9 Years Average Age — 3: 50-60 Years, 5: >60 Years, 1: <50 Years

INDEPENDENCE — 78% Independent — 7 Independent, 2 Non-Independent

DIVERSITY — 33% Diverse — 2 Gender Diversity, 1 Ethnic Diversity

DIRECTOR EXPERIENCE

Food Industry — 4

CEO Leadership — 6

Public Company Governance — 7

Accounting/Finance — 8

Technology — 2

Marketing & Strategy — 3

## GOVERNANCE HIGHLIGHTS & RECENT ENHANCEMENTS

☑ Majority of directors are independent

☑ Lead Independent Director

☑ Strong commitment to Board diversity

☑ No shareholder rights plan or poison pill

☑ Fully-Independent Audit, Compensation, and Nominating and Corporate Governance Committees

☑ Annual say on pay vote

☑ No hedging or pledging of stock permitted by directors and executive officers

☑ Stock ownership guidelines for directors and executives

☑ Annual Board and committee self-evaluations

☑ Proactive stockholder engagement

**RECENT CORPORATE GOVERNANCE ENHANCEMENTS:**

- Eliminated the supermajority voting requirements in our Certificate of Incorporation
- Added another independent director to the Board
- Increased the diversity of the representation on the Board (with two women in the Boardroom)
- Declassifying the Board and eliminating the requirement that directors may be removed only for cause, subject to stockholder approval (see Proposal 4)

## EXECUTIVE COMPENSATION HIGHLIGHTS

### PHILOSOPHY (PAGE 22)

Our executive compensation program is designed to attract, motivate, develop, and retain the right talent, in the right places, at the right time. The following guiding principles form the basis of our executive compensation philosophy:

- Appropriately **balance annual and long-term incentive compensation opportunities** to align with our goals, priorities, and the creation of stockholder value;

- **Balance risk and reward** to encourage sustainable financial performance; and
- Offer fiscally responsible programs that **ensure accountability in meeting our performance goals**.

### FISCAL 2018 COMPENSATION MIX (PAGE 27)

**CEO TARGET COMPENSATION MIX**



21.0% Time-Based Stock Options

14.8% Base Salary

AT-RISK COMPENSATION 85.2%

22.2% Annual Cash Incentive

21.0% Time-Based Restricted Stock Units

21.0% Performance-Based Restricted Stock

**OTHER NEOs TARGET COMPENSATION MIX**



17.0% Time-Based Stock Options

28.0% Base Salary

AT-RISK COMPENSATION 72.0%

17.0% Time-Based Restricted Stock Units

21.0% Annual Cash Incentive

17.0% Performance-Based Restricted Stock

## IMPORTANT DATES FOR 2020 ANNUAL MEETING

| | |
|---|---|
| ▪ Deadline to include proposals in our proxy statement | ➜ On or before November __, 2019 |
| ▪ Period to submit proposals not included in our proxy statement | ➜ Between January 2, 2020 and February 1, 2020 |
| ▪ Period to nominate directors for election | ➜ Between January 2, 2020 and February 1, 2020 |

# PROPOSAL 1: ELECTION OF DIRECTORS

Our business and affairs are managed under the direction of our Board of Directors (the "Board"). The Board is currently comprised of nine directors, seven of whom are independent. Our Certificate of Incorporation provides for a classified Board, with three directors currently in Class I (Messrs. Carruthers and Tehle and Ms. Ziegler), three directors currently in Class II (Ms. Bachelder and Messrs. Lederer and Pforzheimer), and three directors currently in Class III (Messrs. Dutkowsky, Gupta, and Satriano). One class of directors stands for election at each of our annual meetings of stockholders, with directors elected to serve for staggered three-year terms. As described in the section entitled "Proposal 4: Adoption of Restated Certificate of Incorporation" beginning on page 54, the Board has approved, and recommends that our stockholders adopt, the proposed amendment and restatement of the Certificate of Incorporation to eliminate the classification of the Board and implement the annual election of all our directors on a phased-in basis.

The terms of our three current Class III directors expire on the date of the Annual Meeting, subject to the election and qualification of their successors. Upon the recommendation of the Nominating and Corporate Governance Committee, the Board has nominated the three individuals named below for election as Class III directors.

## DIRECTOR NOMINATING PROCESS

The Nominating and Corporate Governance Committee recommends candidates to the Board it believes are qualified and suitable to become members of the Board. The Nominating and Corporate Governance Committee also considers the performance of incumbent directors in determining whether to recommend them for re-election. Recommendations may be received by the Nominating and Corporate Governance Committee from various sources, including current or former directors, a search firm retained by the Nominating and Corporate Governance Committee, stockholders, Company executives, and candidates themselves.

In the case of a vacancy in the office of a director (including a vacancy created by an increase in the size of the Board), the Nominating and Corporate Governance Committee will recommend to the Board an individual to fill that vacancy.

Stockholders who wish to identify director candidates for consideration by the Nominating and Corporate Governance Committee should write to the address provided in the section entitled "Board Policy Regarding Communications" on page 62. Stockholders may also nominate directors for election to the Board, as described in the section entitled "How can I propose someone to be a nominee for election to the Board?" on page 62. All submissions should comply with the requirements set forth in our Bylaws.

## SKILLS, EXPERIENCE, AND COMMITMENT TO DIVERSITY

The Board seeks members with varying professional backgrounds and other differentiating personal characteristics who combine a broad spectrum of experience and expertise with a reputation for integrity. The Board believes that maintaining a diverse membership enhances the Board's discussions and enables the Board to better represent all of the Company's constituents. The Board is currently comprised of two sitting chief executive officers, three former chief executive officers, two former chief financial officers, a successful restauranteur, and a tenured professor. With our three most-recent director appointments, the Board reflects a more diverse composition, with two of our directors being women and one of our directors being ethnically diverse.

Our Corporate Governance Guidelines provide that individuals will be considered for nomination to the Board based on their business and professional experience, judgment, gender, race and ethnicity, skills, background, and other unique characteristics as the Board deems appropriate. Accordingly, the Board is committed to actively seeking out highly qualified women and individuals from minority groups as well as candidates with diverse or non-traditional backgrounds, skills, and experiences as part of the director search process.

Director candidates should demonstrate a reputation for integrity, strong values and discipline, high ethical standards, a commitment to full participation on the Board and its committees, and relevant career experience, along with other skills and characteristics that meet the current needs of the Board. The Nominating and Corporate Governance Committee will also consider whether candidates meet applicable independence standards where appropriate and evaluate any potential conflicts of interest with respect to each candidate.

The three nominees named below have been recommended to the Board by the Nominating and Corporate Governance Committee and nominated by the Board to serve as directors until the 2022 annual meeting of stockholders and until their successors are duly elected and qualified. Each nominee has consented to stand for election, and the Board does not anticipate that any nominee will be unavailable to serve. If a director nominee should become unavailable to serve at the time of the Annual Meeting, shares represented by proxy may be voted for the election of a substitute nominee to be designated by the Board. Alternatively, in lieu of designating a substitute, the Board may reduce the size of the Board.

# BACKGROUND AND EXPERIENCE OF DIRECTORS

The professional background and experience of each member of the Board is provided below. We believe that our directors collectively provide an appropriate mix of experience and skills relevant to the size and nature of our business.

## NOMINEES FOR ELECTION AS CLASS III DIRECTORS WITH A TERM EXPIRING AT THE 2022 ANNUAL MEETING

☑ THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A **VOTE FOR** EACH OF THE THREE DIRECTOR NOMINEES.

### ROBERT M. DUTKOWSKY (LEAD INDEPENDENT DIRECTOR)



**Age 64**

**Director since:** 2017

**INDEPENDENT**

**COMMITTEES:**
- Executive
- Nominating and Corporate Governance (Chair)

*Mr. Dutkowsky* has served as Executive Chairman of Tech Data Corporation, a publicly-traded technology distributor, since June 2018. Prior to that, he served as Chief Executive Officer of Tech Data since October 2006 and was elected Chairman of its board of directors in June 2017. Prior to joining Tech Data, Mr. Dutkowsky served as President, Chief Executive Officer, and Chairman of the board of directors of Egenera, Inc., a software company, from 2004 until 2006, President, Chief Executive Officer, and Chairman of the board of directors of J.D. Edwards & Co., Inc., a software company, from 2002 until 2004, and President, Chief Executive Officer, and Chairman of the board of directors of GenRad, Inc., an electronic equipment manufacturer, from 2000 until 2002. He also served as both Executive Vice President, Markets and Channels from 1997 to 1999 and President, Data General in 1999, at EMC Corporation, a data storage manufacturer. He began his career at IBM, a technology company, where he served in several senior management positions. Mr. Dutkowsky previously served as a member of the board of directors of The ADT Corporation. Before his election as a director in 2017, Mr. Dutkowsky was initially identified as a potential director candidate by a search firm retained by the Nominating and Corporate Governance Committee and was subsequently recommended for election by the Nominating and Corporate Governance Committee.

**SKILLS AND QUALIFICATIONS:**
- Mr. Dutkowsky has substantial senior executive leadership experience and provides valuable governance perspectives based on his experience as a board member, and in some cases, chairman, of numerous public and private companies.

**OTHER PUBLIC COMPANY DIRECTORSHIPS:**
- Pitney Bowes Inc.
- Raymond James Financial, Inc.
- Tech Data Corporation

### SUNIL GUPTA



**Age 60**

**Director since:** 2018

**INDEPENDENT**

**COMMITTEES:**
- None

*Prof. Gupta* joined Harvard Business School (HBS) in 2006 as a Professor and was named the Edward W. Carter Professor of Business Administration in 2007. He has served as the Chair of the General Management Program for senior executives and Co-Chair of the Driving Digital Strategy executive program since 2013 and, prior to that, served as the Chair of the Marketing department from 2008 to 2013. Before joining HBS, Prof. Gupta held a number of positions at the Columbia University Graduate School of Business, including serving as the Meyer Feldberg Professor of Business from 2000 to 2006. Before his election as a director in 2018, Mr. Gupta was initially identified as a potential director candidate by the Chairman of the Board and was subsequently recommended for election by the Nominating and Corporate Governance Committee.

**SKILLS AND QUALIFICATIONS:**
- Prof. Gupta has 30 years of research, teaching, and consulting experience in marketing and strategy, including 10 years in digital marketing, as well as a Ph.D. in Marketing from Columbia University.

**OTHER PUBLIC COMPANY DIRECTORSHIPS:**
- None

### PIETRO SATRIANO (CHAIRMAN)



**Age 56**

**Director since:** 2015

**COMMITTEES:**
- Executive (Chair)

*Mr. Satriano* has served as our Chief Executive Officer since July 2015, and was elected Chairman of the Board in December 2017. From February 2011 until July 2015, Mr. Satriano served as our Chief Merchandising Officer. Prior to joining US Foods, Mr. Satriano was President of LoyaltyOne Co., a Canadian provider of loyalty marketing and programs, from 2009 to 2011. From 2002 to 2008, he served in a number of leadership positions at Loblaw Companies Limited, a Canadian food retailer, including Executive Vice President, Loblaw Brands, and Executive Vice President, Food Segment. Mr. Satriano began his career in strategy consulting, first in Toronto, Canada with The Boston Consulting Group and then in Milan, Italy with the Monitor Company.

**SKILLS AND QUALIFICATIONS:**
- Mr. Satriano has extensive experience and leadership in the food industry and setting and executing corporate strategy. Additionally, his role as our Chief Executive Officer provides valuable insight into our operations and brings a management perspective to the deliberations of the Board.

**OTHER PUBLIC COMPANY DIRECTORSHIPS:**
- CarMax, Inc.

## DIRECTORS CONTINUING IN OFFICE

### CLASS I DIRECTORS – TERM EXPIRING AT THE 2020 ANNUAL MEETING

#### COURT D. CARRUTHERS



**Age 46**

**Director since: 2016**

**INDEPENDENT**

**COMMITTEES:**
- Audit
- Compensation (Chair)
- Executive

*Mr. Carruthers* has served as the President and Chief Executive Officer of TricorBraun, Inc., a global leader in the design and supply of primary packaging solutions, since October 2017. He is also the principal and founder of CKAL Advisory Partners, which provides private equity advisory services in the distribution, eCommerce, and supply chain sectors. Mr. Carruthers previously served W.W. Grainger, Inc., an industrial supply company, as Senior Vice President and Group President, Americas from August 2013 to July 2015, President, Grainger U.S., from January 2012 to August 2013, President, Grainger International, from February 2009 to December 2011, and President, Acklands-Grainger, from October 2006 to January 2009. He was appointed a Senior Vice President of Grainger in 2007. Mr. Carruthers previously served on the board of directors of Foundation Building Materials, Inc.

**SKILLS AND QUALIFICATIONS:**
- Mr. Carruthers has substantial experience as a senior executive for a large international distribution company and extensive knowledge of financial reporting, internal controls and procedures, and risk management. He is a Chartered Professional Accountant (Canada), a Fellow of the Chartered Professional Accountants of Canada (FCPA, FCMA), and an Institute-Certified Director by the Institute of Corporate Directors.

**OTHER PUBLIC COMPANY DIRECTORSHIPS:**
- Ryerson Holding Corporation

#### DAVID M. TEHLE



**Age 62**

**Director since: 2016**

**INDEPENDENT**

**COMMITTEES:**
- Audit (Chair)
- Compensation
- Executive

*Mr. Tehle* served as Executive Vice President and Chief Financial Officer of Dollar General Corporation, a publicly-traded retailer, from 2004 until retiring in July 2015. Prior to Dollar General, Mr. Tehle was Chief Financial Officer of Haggar Corporation from 1997 to 2004 and held finance positions at several companies, including Ryder System, Inc., a transportation and logistics company, and Texas Instruments Incorporated, a semiconductor design and manufacturing company. The Board has determined that Mr. Tehle's service on the audit committees of more than two other publicly-traded companies does not impair his ability to effectively serve as a member of our Audit Committee.

**SKILLS AND QUALIFICATIONS:**
- Mr. Tehle has extensive knowledge of financial reporting, internal controls and procedures, and risk management, in addition to significant experience as chief financial officer of a public company.

**OTHER PUBLIC COMPANY DIRECTORSHIPS:**
- Genesco, Inc.
- Jack in the Box, Inc.
- National Vision Holdings, Inc.

#### ANN E. ZIEGLER



**Age 60**

**Director since: 2018**

**INDEPENDENT**

**COMMITTEES:**
- Audit
- Compensation

*Ms. Ziegler* served as Senior Vice President and Chief Financial Officer of CDW Corporation, a publicly-traded provider of technology solutions, from 2008 through 2017. From 2005 until 2008, Ms. Ziegler served as Senior Vice President, Administration and Chief Financial Officer of Sara Lee Food and Beverage, a division of Sara Lee Corporation, a global consumer goods company. From 2003 until 2005, she served as Chief Financial Officer of Sara Lee Bakery Group. From 2000 until 2003, she served as Senior Vice President, Corporate Development of Sara Lee. Prior to joining Sara Lee, Ms. Ziegler was a corporate attorney at the law firm Skadden, Arps, Slate, Meagher & Flom. Ms. Ziegler also serves on the board of directors of Wolters Kluwer N.V. and the board of governors of the Smart Museum of Art of the University of Chicago.

**SKILLS AND QUALIFICATIONS:**
- Ms. Ziegler has extensive knowledge of financial reporting, internal controls and procedures, risk management, corporate development, and mergers and acquisitions, in addition to significant experience as a chief financial officer of a public company.

**OTHER PUBLIC COMPANY DIRECTORSHIPS:**
- Hanesbrands Inc.
- Groupon, Inc.

## CLASS II DIRECTORS – TERM EXPIRING AT THE 2021 ANNUAL MEETING

### CHERYL A. BACHELDER



**Age 62**

**Director since: 2018**

**INDEPENDENT**

**COMMITTEES:**
- Nominating and Corporate Governance

*Ms. Bachelder* has served as Interim Chief Executive Officer of Pier 1 Imports, Inc., a publicly-traded home furnishings and decor retailer, since December 2018. She served as Chief Executive Officer of Popeyes Louisiana Kitchen, Inc., a publicly-traded, multi-national restaurant operator and franchisor, from 2007 to 2017. Prior to her role with Popeyes, she served as President and Chief Concept Officer of KFC Corporation. Ms. Bachelder's earlier career included brand leadership roles at Yum! Brands, Domino's Pizza, RJR Nabisco, Gillette, and Procter & Gamble. She sits on the advisory board of Procter & Gamble's franchising venture, Tide Dry Cleaners, and is a member of C200, an organization that fosters, celebrates, and advances women's leadership in business. She previously served on the board of directors of Popeyes.

**SKILLS AND QUALIFICATIONS:**
- Ms. Bachelder is an accomplished executive, with extensive experience in the food industry and a track record of creating strong brand value. Her expertise provides valuable insights as the Company executes on our *Great Food. Made Easy®.* strategy.

**OTHER PUBLIC COMPANY DIRECTORSHIPS:**
- Pier 1 Imports, Inc.

### JOHN A. LEDERER



**Age 63**

**Director since: 2010**

**COMMITTEES:**
- None

*Mr. Lederer* has served as a Senior Advisor with Sycamore Partners, a private equity firm specializing in retail and consumer investments, since September 2017. In that capacity, he serves as Executive Chairman of the board of directors of Staples, Inc. and its U.S. and Canadian businesses. From September 2010 until July 2015, Mr. Lederer served as our President and Chief Executive Officer. From 2008 to 2010, Mr. Lederer was Chairman and Chief Executive Officer of Duane Reade, a privately-held chain of retail pharmacies. Prior to Duane Reade, he spent 30 years at Loblaw Companies Limited, a Canadian grocery retailer and wholesale food distributor, where he held a number of leadership roles and served as President from 2000 to 2006. Mr. Lederer previously served on the boards of directors of Restaurant Brands International, Inc. and Tim Horton's Inc.

**SKILLS AND QUALIFICATIONS:**
- Mr. Lederer has extensive senior executive leadership experience in the food industry, including five years of service as our Chief Executive Officer.

**OTHER PUBLIC COMPANY DIRECTORSHIPS:**
- Maple Leaf Foods Inc.
- Walgreens Boots Alliance, Inc.

### CARL ANDREW PFORZHEIMER



**Age 57**

**Director since: 2017**

**INDEPENDENT**

**COMMITTEES:**
- Nominating and Corporate Governance

*Mr. Pforzheimer* is the founder of Barteca Holdings, LLC, a multi-location restaurant group, where he served as Chief Executive Officer from 1995 until August 2016. Mr. Pforzheimer also served as Chairman of the board of directors of Barteca from 2012 until June 2018.

**SKILLS AND QUALIFICATIONS:**
- Mr. Pforzheimer is a successful restauranteur and has served as a member of the Education Policy Committee at the Culinary Institute of America and the board of directors of the Connecticut Restaurant Association. He brings a customer perspective and experience and expertise in the food industry to the Board.

**OTHER PUBLIC COMPANY DIRECTORSHIPS:**
- None

# CORPORATE GOVERNANCE

## STOCKHOLDER ENGAGEMENT

We recognize the value of listening to and considering the perspectives of our stockholders when we establish and review our corporate governance practices. Developing relationships with our stockholders is an integral part of that process and we routinely engage with, and collect feedback from, our stockholders on a variety of topics. In fiscal 2018, we held discussions with stockholders representing over 60% of the outstanding shares of our common stock regarding various corporate governance, executive compensation, operational, financial performance, and industry matters.

Recent examples of enhancements to our corporate governance practices that have reflected feedback received from our stockholders include the elimination of supermajority voting standards in our Certificate of Incorporation and Bylaws, the strengthening of our commitment to diversity on the Board (including the election of two female directors and one ethnically diverse director to the Board), the implementation of certain sustainability initiatives, and the elimination of tax gross-ups on severance benefits and executive allowances. Further, at the Annual Meeting, the Board is recommending that our stockholders adopt a proposed amendment and restatement of our Certificate of Incorporation to eliminate the classification of the Board and implement the annual election of all our directors on a phased-in basis (see the section entitled "Proposal 4: Adoption of Restated Certificate of Incorporation" beginning on page 54). In approving this action, the Board considered the views of stockholders

and institutional investor groups and recognized advantages of the annual election of directors, including that it can increase director accountability to stockholders and provide a means for stockholders to influence corporate governance practices in a more timely manner.

In addition to direct engagement, we have instituted a number of complementary mechanisms that allow stockholders to effectively communicate with the Board and management, including having the policy regarding direct correspondence with individual directors and the Board as a whole described in the section entitled "Board Policy Regarding Communications" on page 62, a commitment to thoughtfully consider stockholder proposals submitted to the Company, an annual advisory vote to approve executive compensation, and an ability to attend annual meetings of stockholders. Our investor relations website (at *https://ir.usfoods.com*) features substantive information and materials for the reference of our stockholders, including earnings and investor conference presentations and webcast replays, corporate governance documents, public filings, and news releases.

In fiscal 2018, we hosted and webcast an Investor Day event to highlight our strategic priorities and financial objectives. We are continuing our program of active stockholder engagement during fiscal 2019, which includes participation at industry and investment community conferences, analyst meetings, and select one-on-one meetings with stockholders (as appropriate and to the extent management schedules permit).

## BOARD LEADERSHIP STRUCTURE

The Board has no policy regarding the separation of the offices of Chairman of the Board and Chief Executive Officer. The Board believes it is important to retain its flexibility to allocate the responsibilities of the Chairman of the Board and the Chief Executive Officer in any way that it deems to be in the best interests of the Company at a given point in time.

Mr. Satriano, our Chief Executive Officer, also serves as Chairman of the Board. As Chairman, Mr. Satriano:

- Presides over Board meetings;
- Serves as a liaison between management and the Board;
- Sets the Board's schedule and meeting agendas;
- Calls special meetings of the Board; and
- Reviews correspondence addressed to the Board and leads the Board's stockholder engagement efforts.

Because the roles of Chief Executive Officer and Chairman of the Board are currently combined, Mr. Dutkowsky has been appointed Lead Independent Director. As Lead Independent Director, Mr. Dutkowsky:

- Presides over executive sessions of the non-management directors, which are held at each regularly scheduled meeting of the Board, and executive sessions of the independent directors;
- Serves as a liaison between the Chairman and the independent and non-management directors;
- Consults with the Chairman regarding the Board's schedule and meeting agendas;
- Consults with the Chairman regarding correspondence addressed to the Board; and
- May be called on to speak to stockholders on behalf of the Board.

The Board believes this provides a clear and efficient leadership structure for the Company, allowing one person to set the "tone at the top" and have primary responsibility for managing the Company's overall business strategy.

## BOARD ROLE IN RISK OVERSIGHT

The Board has extensive involvement in the oversight of risk management and receives regular reports from management and the Audit Committee. The Audit Committee periodically reviews our accounting, reporting, and financial practices, including the integrity of our financial statements, the oversight of administrative and financial controls, and our compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, internal audit, information technology, and compliance functions, the Audit Committee reviews and discusses all significant areas of risk within our business and, in turn, reports those significant risks to the Board together with the Company's risk mitigation plans. The Board also receives periodic detailed operating performance reviews from management.

In addition, the Compensation Committee consults with members of the human resources, legal, and finance organizations annually to assess whether our compensation plans, policies, and practices encourage excessive or inappropriate risk taking by our employees. As a result of the assessment, the Compensation Committee has concluded that our compensation plans, policies, and practices do not encourage excessive or inappropriate risk taking and are not reasonably likely to have a material adverse effect on the Company.

Further, the Nominating and Corporate Governance Committee monitors the Company's corporate social responsibility strategy, including as it relates to environmental and social matters, and receives reports periodically (and at least annually) from management regarding the Company's initiatives and accomplishments in the area.

## ANNUAL BOARD AND COMMITTEE SELF-EVALUATIONS

The Nominating and Corporate Governance Committee oversees the annual self-evaluation process for the Board and each of its committees. These self-evaluations are designed to assess whether the Board or the respective committee is functioning effectively and also to provide a mechanism for the Board or the respective committee to identify potential areas for improvement. For example, in furtherance of the Board's commitment to maintaining a diverse Board membership, the Board self-evaluation specifically asks directors to assess the Board's progress against that commitment. Once completed, the results of the self-evaluations and any appropriate recommendations or action plans are discussed among the members of the Board and each of its committees.

# MEETINGS OF THE BOARD AND ITS COMMITTEES

The Board met six times in fiscal 2018. Each director attended all of the meetings of the Board and the committees of the Board on which he or she served (during the periods served) in fiscal 2018.

## AUDIT COMMITTEE

**Mr. Carruthers**
**Mr. Tehle (Chair)**
**Ms. Ziegler**

Meetings during 2018: **6**

The Audit Committee assists the Board in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm's qualifications and independence, (4) the performance of our internal audit function, and (5) the performance of our independent registered public accounting firm.

The Board has determined that Messrs. Carruthers and Tehle and Ms. Ziegler each qualifies as an independent director under the corporate governance standards of the New York Stock Exchange (the "NYSE") and the additional audit committee independence requirements under the rules of the Securities and Exchange Commission (the "SEC"). The Board has also determined that Mr. Tehle and Ms. Ziegler each qualifies as an "audit committee financial expert," as defined by SEC rules. All members of the Audit Committee are familiar with finance and accounting practice and principles and are financially literate.

## COMPENSATION COMMITTEE

**Mr. Carruthers (Chair)**
**Mr. Tehle**
**Ms. Ziegler**

Meetings during 2018: **5**

The Compensation Committee assists the Board in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executives, (2) monitoring our incentive and equity-based compensation plans, and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

The Board has determined that Messrs. Carruthers and Tehle and Ms. Ziegler each qualifies as an independent director under the corporate governance standards of the NYSE.

## NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

**Ms. Bachelder**
**Mr. Dutkowsky (Chair)**
**Mr. Pforzheimer**

Meetings during 2018: **4**

The Nominating and Corporate Governance Committee (1) assists the Board by identifying individuals qualified for membership on the Board and its committees, (2) recommends individuals to the Board for nomination as members of the Board and its committees, and (3) advises and make recommendations to the Board on corporate governance matters and the overall governance structure of our Company and Board. The Nominating and Corporate Governance Committee oversees the annual self-evaluation process for the Board and each of its committees, as well as the progress of the Company's corporate social responsibility initiatives.

The Board has determined that Ms. Bachelder and Messrs. Dutkowsky and Pforzheimer each qualifies as an independent director under the corporate governance standards of the NYSE.

## EXECUTIVE COMMITTEE

**Mr. Carruthers**
**Mr. Dutkowsky**
**Mr. Satriano (Chair)**
**Mr. Tehle**

Meetings during 2018: **0**

The Executive Committee meets and may exercise certain powers of the Board, except as limited by law, between regularly scheduled meetings of the Board when it is not practical or feasible for the Board to meet or as otherwise directed by the Board.

## BOARD ATTENDANCE AT THE ANNUAL MEETING

Although the Company does not have a written policy concerning Board attendance at annual meetings of the Company's stockholders, it is our expectation that all directors attend annual meetings of our stockholders. All of our directors attended the 2018 annual meeting of stockholders.

## ANTI-HEDGING AND ANTI-PLEDGING POLICY

Under the terms of the Company's insider trading policy, our directors and executive officers are prohibited from engaging in transactions that involve short-term trades, short sales, exchange-traded options, hedging, margin loans, or pledging of or relating to our common stock. The Company from time to time considers whether additional employees or persons should be prohibited from engaging in these transactions.

## RELATED PARTY TRANSACTION POLICY

The Board has adopted a written policy governing the identification, consideration, review, approval, and ratification of related party transactions. Under the policy, the Audit Committee reviews and decides whether to approve or ratify any proposed related party transaction for which the amount involved exceeds $120,000. Each proposed related party transaction is required to be reported to our General Counsel, and our General Counsel then determines whether it should be submitted to the Audit Committee for review.

There have been no related party transactions requiring approval or ratification under the policy since the beginning of fiscal 2018.

## CORPORATE GOVERNANCE MATERIALS

The Board has adopted Corporate Governance Guidelines in furtherance of its commitment to the principles of good corporate governance. The Board and the Nominating and Corporate Governance Committee are responsible for reviewing the Corporate Governance Guidelines annually and making amendments, as necessary and appropriate, based on stockholder feedback, any changes in the regulations of the SEC and the corporate governance standards of the NYSE, and best practices.

The Board has also adopted a Code of Conduct that applies to all of our directors, officers, and employees, including our principal executive officer, principal financial officer, and principal accounting officer. We intend to make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Conduct on our investor relations website.

Copies of our Corporate Governance Guidelines; the charters of each of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee; and our Code of Conduct are available on our website and may be found by visiting the "Corporate Governance—Governance Documents" page of our investor relations website at *https://ir.usfoods.com/investors/corporate-governance/governance-documents/default.aspx*.

# CORPORATE SOCIAL RESPONSIBILITY

## PEOPLE

**At US Foods, we strive to make a positive difference in the lives of our employees and in the communities we serve.**

### IN OUR WORKPLACE

Through training, mentoring, and on-the-job development, we help our employees learn and grow. Our signature development programs include Gateway to Leadership for new people managers and Aspire to Lead for high-potential leaders.

**100%**
of employees provided with annual Code of Conduct training

**700**
managers enrolled in Gateway to Leadership in 2018

### IN OUR COMMUNITIES

As a Feeding America Leadership Partner, US Foods supports food banks and other related nonprofits through product and financial contributions. Since 2013, US Foods has donated 85M+ pounds of food, and our employees also generously volunteer their time at food banks and other organizations.

**13M+**
total pounds of food donated in 2018

**50+**
food banks supported in 2018

**~11M**
total meals donated in 2018

Launched in 2017, our US Foods Scholars program addresses two pressing needs: providing economic opportunity to disadvantaged youth and helping tackle the talent shortage facing the restaurant industry. The program provides individual awards of up to $20,000 in financial support and professional development to outstanding underserved students seeking to achieve their dreams in the culinary arts.

**$280K**
in scholarship funding offered to date

## PLANET

**We're continually improving the efficiency of our facilities and fleet, reducing our environmental footprint.**

### IN OUR FACILITIES

We work diligently to reduce the energy intensity of our business (measured in kilowatt hours per case shipped) and have achieved more than a 10% improvement in our broadline business since 2015.

US Foods currently operates three Leadership in Energy and Environmental Design (LEED) Silver-certified facilities, with additional locations in progress. LEED-certified buildings have been shown to lower environmental impact and operating costs, while providing a healthier working environment for employees.

Solar arrays have been installed on six of our distribution centers, including an 8.4-megawatt solar installation in Perth Amboy, New Jersey – one of the largest in the state.

**13M+**
kilowatt hours (kWh) of electricity generated annually from our solar installations

### ABOUT OUR FLEET

We're optimizing our routing to reduce miles driven and rightsizing our vehicles by route type to improve transportation efficiency.

**8%**
reduction in gallons of fuel used per case delivered in 2017*

**~8%**
reduction in Scope 1 and Scope 2 emissions intensity in 2017**

As we update and add to our fleet, we're choosing new vehicle models with features designed to reduce fuel consumption.

We're also piloting new alternative-fuel vehicles like the 55 compressed natural gas vehicles we recently added to our fleet.

## PRODUCTS

**US Foods has multiple programs and policies in place to support our commitment to providing an extensive portfolio of innovative products.**

Through a third party sustainable product materiality assessment that included feedback from internal and external stakeholders, US Foods has prioritized key initiatives we believe will have the most impact.

### OUR INITIATIVES

**360+**
Serve Good® and Progress Check™ products

**230+**
products classified as responsible disposables

### SERVE GOOD

Our Serve Good program features a growing portfolio of products that are developed in collaboration with our suppliers. The products adhere to responsible practices and many come with a third party certification. Every Serve Good product must come with a claim of responsible sourcing or contribution to waste reduction.

### PROGRESS CHECK

Our Progress Check program recognizes seafood products and vendors that have made significant progress toward meeting our Serve Good program standards and serves as a gateway for inclusion in Serve Good. In 2018, we published a Responsibly Sourced Seafood Policy that outlines our forward-looking commitments and goals for sustainable seafood products.

### UNPRONOUNCEABLES LIST™

We recently introduced our Unpronounceables List initiative in response to growing diner demand for products with simpler, more recognizable ingredients. Our entire line of Metro Deli®, Rykoff Sexton®, Chef's Line®, and Stock Yards®*** Exclusive Brand products will be produced with clean label profiles by avoiding, removing, or replacing certain ingredients and food additives found on our Unpronounceables List.

---

\*      Base year 2015. Broadline business only.
\*\*     Base year 2015. Emissions intensity measured as lb. $CO_2$e per case delivered.
\*\*\*   Does not include product marketed and sold by third party licensees.

# DIRECTOR COMPENSATION

Non-employee directors serving on the Board receive an annual cash retainer of $100,000. Directors who are also our employees do not receive remuneration for serving on the Board. Our Lead Independent Director and the Chair of the Audit Committee each receives an additional annual cash retainer of $25,000, and the Chair of the Compensation Committee and the Chair of the Nominating and Corporate Governance Committee each receives an additional annual cash retainer of $20,000. All cash retainers are paid quarterly, in arrears. In addition, each non-employee director receives an annual equity grant of $100,000 in restricted stock units ("RSUs"), which vest ratably on an annual basis over three years. We have adopted stock ownership guidelines that apply to each of our non-employee directors and provide that each non-employee director is expected to own and retain shares of our common stock with a value of at least four times the annual cash retainer, or $400,000, within four years of the date the director joins the Board.

The following table reflects the fees earned by our non-employee directors who were compensated for their service in fiscal 2018:

| Name | Fees Earned or Paid in Cash ($) | Stock Awards[1][2] ($) | Option Awards[3] ($) | Total ($) |
|---|---|---|---|---|
| Ms. Bachelder[4] | 25,000 | — | — | 25,000 |
| Mr. Carruthers | 120,000 | 100,020 | — | 220,020 |
| Mr. Dutkowsky | 145,000 | 100,020 | — | 245,020 |
| Mr. Gupta[5] | 83,333 | 100,020 | — | 183,353 |
| Mr. Lederer | 100,000 | 100,020 | — | 200,020 |
| Mr. Pforzheimer | 100,000 | 100,020 | — | 200,020 |
| Mr. Tehle | 125,000 | 100,020 | — | 225,020 |
| Ms. Ziegler | 100,000 | 100,020 | — | 200,020 |

(1)  On May 4, 2018, each then-serving non-employee director received an annual grant of 2,983 RSUs, which vest ratably on an annual basis over three years, subject to the director's continued service through the vesting date. The number of RSUs granted to each non-employee director was determined by dividing the annual equity grant value of $100,000 by the closing price of a share of our common stock on the date of the grant as reported on the NYSE, and rounding-up any fraction to the next whole RSU.

(2)  The following table reflects the aggregate number of outstanding stock awards held by each non-employee director at the end of fiscal 2018:

| Name | Aggregate Restricted Stock Units (#) |
|---|---|
| Ms. Bachelder | — |
| Mr. Carruthers | 5,709 |
| Mr. Dutkowsky | 5,177 |
| Mr. Gupta | 2,983 |
| Mr. Lederer | 6,241 |
| Mr. Pforzheimer | 5,177 |
| Mr. Tehle | 5,709 |
| Ms. Ziegler | 2,983 |

(3)  The following table reflects the aggregate number of outstanding option awards held by each non-employee director at the end of fiscal 2018:

| Name | Aggregate Stock Options (#) |
|---|---|
| Ms. Bachelder | — |
| Mr. Carruthers | 3,248 |
| Mr. Dutkowsky | — |
| Mr. Gupta | — |
| Mr. Lederer | 6,494 |
| Mr. Pforzheimer | — |
| Mr. Tehle | 3,248 |
| Ms. Ziegler | — |

(4)  Ms. Bachelder was elected to the Board effective as of October 1, 2018. Her annual cash retainer was prorated for her partial year of service.
(5)  Mr. Gupta was elected to the Board effective as of March 1, 2018. His annual cash retainer was prorated for his partial year of service.

# SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS, AND OFFICERS

## BENEFICIAL OWNERSHIP OF OUR COMMON STOCK

The following table and accompanying footnotes set forth information as of February 28, 2019 with respect to the beneficial ownership of our common stock by: (1) each individual or entity known to us to own beneficially more than 5% of our outstanding common stock, (2) each of our directors, (3) each of our named executive officers, and (4) all of our directors and executive officers as a group. There were 217,639,265 shares of our common stock outstanding as of February 28, 2019.

The amounts and percentages of shares of our common stock beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed a "beneficial owner" of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of the security. A person is also deemed a beneficial

owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be acquired this way are deemed to be outstanding for purposes of computing a person's ownership percentage, but not for purposes of computing any other person's ownership percentage. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed a beneficial owner of securities to which that person has no economic interest.

Except as otherwise indicated in the footnotes to the following table, each of the beneficial owners listed below has, to our knowledge, sole voting and investment power for the indicated shares of our common stock. Unless otherwise noted, the address of each beneficial owner listed below is c/o US Foods Holding Corp., 9399 W. Higgins Road, Suite 100, Rosemont, IL 60018.

| Name and Address of Beneficial Holder | Shares of Common Stock Beneficially Owned[1] | |
| --- | --- | --- |
| | Number | Percent |
| **The Vanguard Group, Inc.**[2] | 19,831,902 | 9.1% |
| 100 Vanguard Boulevard | | |
| Malvern, PA 19355 | | |
| **FMR LLC**[3] | 17,850,719 | 8.2% |
| 245 Summer Street | | |
| Boston, MA 02210 | | |
| **Longview Partners (Guernsey) Limited**[4] | 15,730,376 | 7.2% |
| P.O. Box 559 | | |
| Mill Court | | |
| La Charroterie—St. Peter Port | | |
| Guernsey GY1 6JG | | |
| **Wellington Management Group LLP**[5] | 11,479,147 | 5.3% |
| 280 Congress Street | | |
| Boston, MA 02210 | | |
| **Directors and Named Executive Officers** | | |
| Cheryl A. Bachelder | 3,200 | * |
| Court D. Carruthers | 3,253 | * |
| Robert M. Dutkowsky | 1,097 | * |
| Steven M. Guberman | 196,087 | * |
| Sunil Gupta | — | — |
| Jay A. Kvasnicka | 63,840 | * |
| John A. Lederer | 130,408 | * |
| Dirk J. Locascio | 160,542 | * |
| Carl Andrew Pforzheimer | 1,097 | * |
| Keith D. Rohland | 224,798 | * |
| Pietro Satriano | 728,074 | * |
| David M. Tehle | 3,253 | * |
| Ann E. Ziegler | — | — |
| **All directors and executive officers as a group (17 people)** | 1,747,387 | * |

\*    Less than 1%.

(1) For our directors, named executive officers, and other executive officers, includes shares of our common stock subject to stock options that are exercisable and shares of our common stock subject to unvested RSUs and stock options that are scheduled to vest within 60 days of February 28, 2019 as follows:

| Name | Vested Stock Options (#) | Unvested Stock Options (#) | Unvested RSUs (#) |
|---|---|---|---|
| Court D. Carruthers | 1,624 | — | — |
| Steven M. Guberman | 118,111 | 8,573 | 3,311 |
| Jay A. Kvasnicka | — | 8,573 | 3,311 |
| John A. Lederer | 3,247 | — | — |
| Dirk J. Locascio | 90,939 | 7,287 | 2,814 |
| Keith D. Rohland | 108,726 | 8,573 | 3,311 |
| Pietro Satriano | 303,110 | 37,723 | 14,567 |
| David M. Tehle | 1,624 | — | — |
| All directors and executive officers as a group (17 people) | 661,070 | 99,020 | 39,970 |

(2) Based solely on information as of December 31, 2018 provided in the Schedule 13G/A filed with the SEC by The Vanguard Group, Inc. ("Vanguard") on February 11, 2019. As of December 31, 2018, Vanguard reported having sole voting power over 105,099 shares of our common stock, shared voting power over 33,500 shares of our common stock, sole dispositive power over 19,714,910 shares of our common stock, and shared dispositive power over 116,992 shares of our common stock.

(3) Based solely on information as of December 31, 2018 provided in the Schedule 13G/A filed with the SEC by FMR LLC ("FMR") and Abigail P. Johnson on February 13, 2019. As of December 31, 2018, FMR reported having sole voting power over 1,988,455 shares of our common stock and FMR and Abigail P. Johnson reported having sole dispositive power over 17,850,719 shares of our common stock.

(4) Based solely on information as of December 31, 2018 provided in the Schedule 13G filed with the SEC by Longview Partners (Guernsey) Limited, Longview Partners LLP, and Longview Partners (UK) Limited (collectively, "Longview") on February 14, 2019. As of December 31, 2018, Longview reported having shared voting power over 10,460,716 shares of our common stock and shared dispositive power over 15,730,376 shares of our common stock. The address of Longview Partners LLP and Longview Partners (UK) Limited is Thames Court, 1 Queenhithe, London EC4V 3RL.

(5) Based solely on information as of December 31, 2018 provided in the Schedule 13G filed with the SEC by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP, and Wellington Management Company LLP on February 12, 2019. As of December 31, 2018, Wellington Management Group LLP, Wellington Group Holdings LLP, and Wellington Investment Advisors Holdings LLP reported having shared voting power over 4,882,079 shares of our common stock and shared dispositive power over 11,479,147 shares of our common stock and Wellington Management Company LLP reported having shared voting power over 4,459,906 shares of our common stock and shared dispositive power over 10,971,462 shares of our common stock.

## SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires our directors, executive officers, and persons beneficially owning more than 10% of our common stock to file reports of holdings and transactions in our common stock with the SEC. Based upon our records, we believe that all required reports during fiscal 2018 were timely filed by each person who, at any time during the fiscal year, was a director, executive officer, or beneficial owner of more than 10% of our common stock, except that, due to administrative oversight, there was a Form 3 inadvertently filed late for Mr. Gupta.

# COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee determines and approves the compensation of our named executive officers ("NEOs"), whose compensation for fiscal 2018 is set forth in the Summary Compensation Table and other compensation tables in this proxy statement. For fiscal 2018, our NEOs were:

| | |
|---|---|
| PIETRO SATRIANO | Chairman and Chief Executive Officer ("CEO") |
| DIRK J. LOCASCIO | Chief Financial Officer ("CFO") |
| KEITH D. ROHLAND | Chief Information Officer |
| STEVEN M. GUBERMAN | Executive Vice President, Nationally Managed Business |
| JAY A. KVASNICKA | Executive Vice President, Locally Managed Business and Field Operations |

## EXECUTIVE SUMMARY

Our executive compensation program is designed to attract, motivate, develop, and retain the right talent, in the right places, at the right time. The following guiding principles form the basis of our executive compensation philosophy:

- Appropriately **balance annual and long-term incentive compensation opportunities** to align with our goals, priorities, and the creation of stockholder value;
- **Balance risk and reward** to encourage sustainable financial performance; and
- Offer fiscally responsible programs that **ensure accountability in meeting our performance goals.**

### COMPENSATION COMPONENTS AND PAY-FOR-PERFORMANCE ALIGNMENT

The following graphs show the various components of the target compensation of our CEO and the other NEOs for fiscal 2018:

**CEO TARGET COMPENSATION MIX**


21.0% Time-Based Stock Options
14.8% Base Salary
AT-RISK COMPENSATION 85.2%
22.2% Annual Cash Incentive
21.0% Time-Based Restricted Stock Units
21.0% Performance-Based Restricted Stock

**OTHER NEOs TARGET COMPENSATION MIX**


17.0% Time-Based Stock Options
28.0% Base Salary
AT-RISK COMPENSATION 72.0%
17.0% Time-Based Restricted Stock Units
21.0% Annual Cash Incentive
17.0% Performance-Based Restricted Stock

As shown in these graphs, a substantial portion of our NEOs' target compensation is tied directly to the Company's financial performance. For fiscal 2018, the payment of cash bonus awards under our Annual Incentive Plan ("AIP") was based on the Company's achievement of predetermined Adjusted EBITDA and Net Debt performance goals. In addition, two-thirds of the equity grants made to our NEOs under our fiscal 2018 Long-Term Incentive Plan ("LTIP") reward our executives for performance over the long-term: the vesting of performance-based restricted stock awards ("RSAs") is based on the relative achievement of predetermined Adjusted EBITDA and Adjusted Return on Invested Capital ("ROIC") growth goals over a three-year performance period, and the ultimate value of stock options to our NEOs is based on growth in the price per share of our common stock.

## FISCAL 2018 FINANCIAL PERFORMANCE

In fiscal 2018, we continued to expand gross profit and Adjusted EBITDA, while also reducing our Net Debt. Our differentiated product innovation, technology, and team-based selling strategies continue to resonate with customers and give us a competitive advantage in the marketplace.

- Total case volume decreased 1.2%, while independent restaurant case volume increased 3.8%
- Net sales increased 0.1% to $24.2 billion
- Gross profit of $4.3 billion increased 2.1%
- Income before income taxes increased $92 million to $496 million
- Net income decreased $37 million to $407 million
- Adjusted EBITDA increased 4.3% to $1,103 million

Our performance relative to the goals established by the Compensation Committee at the beginning of fiscal 2018 for our fiscal 2018 AIP is shown in the following table:

| Performance Metric (in millions, except percentages) | Fiscal 2018 Target | Fiscal 2018 Actual | Fiscal 2018 Actual as a Percentage of Target[1] |
|---|---|---|---|
| Adjusted EBITDA[2] | $ 1,133 | $ 1,103 | 97.37% |
| Net Debt[2] | $ 3,489 | $ 3,508 | 99.47% |

(1) This fiscal 2018 financial performance resulted in cash awards under our fiscal 2018 AIP being based upon a payout level of 69.74% of the predetermined target awards, as described in the section entitled "Business Performance Factor and Potential Payments" beginning on page 27.
(2) For additional information regarding and reconciliation of these non-GAAP financial measures, see Appendix A.

## FISCAL 2018 PAY-FOR-PERFORMANCE AWARDS

As described above, components of our NEOs' compensation were tied directly to the Company's financial performance in fiscal 2018. As a result of our fiscal 2018 financial performance, cash awards under our fiscal 2018 AIP are based upon a payout level of 69.74% of the predetermined target awards. Accordingly, the following fiscal 2018 AIP awards are being made to our NEOs in March 2019:

| Named Executive Officer | Fiscal 2018 AIP Target Award | X | Business Performance Factor[1] | = | Fiscal 2018 AIP Award |
|---|---|---|---|---|---|
| Pietro Satriano | $ 1,553,630 | | 69.74% | | $ 1,083,463 |
| Dirk J. Locascio | $ 401,815 | | 69.74% | | $ 280,216 |
| Keith D. Rohland | $ 401,795 | | 69.74% | | $ 280,201 |
| Steven M. Guberman | $ 388,408 | | 69.74% | | $ 270,866 |
| Jay A. Kvasnicka | $ 401,815 | | 69.74% | | $ 280,216 |

(1) For additional information regarding the calculation of this payout level based on our fiscal 2018 financial performance set forth above, see the section entitled "Business Performance Factor and Potential Payouts" beginning on page 27.

In addition, the fourth and third tranches of the performance-based equity awards granted to our NEOs in 2015 and 2016, respectively, will not vest in 2019 because the Company did not achieve the predetermined fiscal 2018 Adjusted EBITDA performance goal applicable to those awards:

| | Fiscal 2015 LTIP Awards[1] | | | Fiscal 2016 LTIP Awards[2] | | |
|---|---|---|---|---|---|---|
| Named Executive Officer | Number of Performance-based Stock Options Awarded | Number of Performance-based RSUs Awarded | Percentage of Awards Vesting[3] | Number of Performance-based Stock Options Awarded | Number of Performance-based RSUs Awarded | Percentage of Awards Vesting[3] |
| Pietro Satriano | 50,310 | 6,430 | 0% | 42,939 | 4,045 | 0% |
| Dirk J. Locascio | 910 | 481 | 0% | 1,193 | 337 | 0% |
| Keith D. Rohland | 9,105 | 1,607 | 0% | 10,735 | 1,011 | 0% |
| Steven M. Guberman | 9,105 | 1,607 | 0% | 10,735 | 1,011 | 0% |
| Jay A. Kvasnicka | 6,070 | 1,071 | 0% | 9,693 | 951 | 0% |

(1) The fiscal 2015 LTIP performance-based equity awards may vest in June 2020 to the extent the Company achieves a cumulative Adjusted EBITDA performance goal for the combined fiscal 2018 and fiscal 2019 performance period.
(2) The fiscal 2016 LTIP performance-based equity awards were forfeited by the NEOs.
(3) For additional information regarding the predetermined fiscal 2018 Adjusted EBITDA performance goal and the determination that the Company did not achieve it, see the section entitled "Vesting of Prior Performance-Based Awards for Fiscal 2018" on page 29.

## EXECUTIVE COMPENSATION PRACTICES

The Compensation Committee evaluates whether our executive compensation program is consistent with both our pay-for-performance philosophy and best practices among our peer group and the overall market. The following table reflects the features of our executive compensation program that the Compensation Committee believes reinforce our pay-for-performance philosophy and best practices.

| WHAT WE DO... | WHAT WE DON'T DO... |
|---|---|
| ☑ **Pay-for-Performance Philosophy.** A substantial portion of our executives' compensation opportunities is linked directly to our financial performance, including approximately 85% of our CEO's target compensation for fiscal 2018. | ☒ **Gross-Ups of Severance Benefits or Executive Allowances.** Executives are not reimbursed for CIC excise taxes. We do not reimburse executives for taxes related to annual executive allowance or any other taxable forms of compensation or benefits. |
| ☑ **Benchmarking.** The Compensation Committee reviews external market data when making compensation decisions and generally targets compensation opportunities at the median of our peer group. | ☒ **Uncapped Incentive Compensation Opportunities.** Our annual and long-term incentive plans permit maximum payouts of 147% and 200% of their target levels, respectively. |
| ☑ **Independent Compensation Consultant.** The Compensation Committee selects and engages its own independent consultant, Meridian Compensation Partners, LLC. | ☒ **Accelerated Vesting of Equity Awards upon CIC.** We do not accelerate the vesting of long-term incentive awards granted under the 2016 Plan upon a CIC, except where awards are not assumed or executives are terminated within 18 months. |
| ☑ **Stock Ownership Guidelines.** Our stock ownership guidelines require holdings equal to 6x base salary for the CEO and 3x base salary for our other executives. | ☒ **No Employment Agreements for Defined Terms.** We do not have employment agreements with any of our executives, including our CEO. |
| ☑ **"Double-trigger" Change in Control ("CIC") Severance Benefits.** Our executives are entitled to enhanced CIC severance benefits only if their employment is terminated by the Company without cause or by the executive for good reason within 18 months following a CIC. | ☒ **No Excessive Perquisites.** We do not provide excessive perquisites to our executives. |
| ☑ **Clawback Policy.** An Executive Compensation Recoupment Policy is in place in the event of a restatement of our financial results due to material noncompliance with any financial reporting requirement under the federal securities laws. | ☒ **No Supplemental Retirement Benefits.** We do not offer supplemental retirement benefit plans to any of our executives. |
| ☑ **Long-Term Performance Targets.** The performance-based awards granted under our LTIP have three-year performance goals. | ☒ **No Hedging or Pledging of Stock.** Executive officers are prohibited from hedging or pledging our stock. |
| ☑ **Pre-Established Targets.** Our AIP and LTIP performance goals are set by the Compensation Committee at the beginning of the applicable performance period. | |
| ☑ **Annual Say on Pay Vote.** We provide stockholders with the opportunity to cast an advisory vote on our executive compensation on an annual basis. | |

## PHILOSOPHY OF OUR EXECUTIVE COMPENSATION PROGRAM

Our executive compensation program is designed to attract, motivate, develop, and retain the right talent, in the right places, at the right time. We strive to provide a total compensation package to our executives that is competitive with employers who compete with us for talent and is equitable among our internal workforce, balancing pay-for-performance alignment with retention considerations. This means that even during temporary downturns in either the foodservice distribution industry or the general economy, our program is designed to appropriately incentivize our executives to stay committed to executing our long-range plan and increasing long-term stockholder value. The guiding principles described in the section entitled "Executive Summary" above form the basis of our executive compensation philosophy.

## COMPONENTS AND OBJECTIVES OF OUR EXECUTIVE COMPENSATION PROGRAM

Our executive compensation program is built upon the following framework:

### ANNUAL CASH COMPENSATION

| Component | Description of Component | Objective of Component | Setting of Component |
|---|---|---|---|
| Base Salary | Fixed amount based on market, role, and individual-based factors | ■ Attracts talent and supports retention. Forms basis for AIP target award. | ■ Determined based on competitive market data and considering level of responsibility, individual experience, tenure, qualifications, and, when applicable, individual performance.<br>■ Performance evaluations are used as an eligibility threshold for determining annual base salary increases. |
| Annual Incentive Plan Award | Variable, performance-based annual cash bonus paid based on achievement of annual financial performance goals – for fiscal 2018, Adjusted EBITDA and Net Debt.[1] | ■ Links executive pay to our financial performance.<br>■ Drives the achievement of annual business objectives. | ■ AIP target percentages are determined based on competitive market data.<br>■ AIP performance goals are constructed with input from Company management and the independent compensation consultant, with target performance representing attainable performance and maximum performance representing exemplary performance. |

### LONG-TERM EQUITY INCENTIVE COMPENSATION

| Component | Description of Component | Objective of Component | Setting of Component |
|---|---|---|---|
| Long-Term Incentive Plan Award | Executives receive grants of time-based stock options, time-based RSUs, and performance-based RSAs.<br>Vesting of the performance-based RSAs is based on achievement of three-year financial performance goals – for fiscal 2018, Adjusted EBITDA and Adjusted ROIC.[1] | ■ Links executive pay to our financial performance.<br>■ Designed to support our long-range plan by providing executives with an ownership stake in the Company as well as an opportunity to build future wealth. | ■ LTIP target grant values are determined based on competitive market data.<br>■ LTIP performance goals are determined with input from Company management and the independent consultant and are based on our long-range growth plans. |

(1)   Adjusted EBITDA is a metric used in both our AIP and LTIP because it is considered a significant measure of our performance.

# HOW WE MAKE COMPENSATION DECISIONS

The Compensation Committee, in consultation with management and its independent compensation consultant, regularly evaluates whether our executive compensation program reinforces our pay-for-performance philosophy and enhances long-term stockholder value creation.

## COMMITTEE OVERSIGHT

The Compensation Committee is responsible for overseeing our executive compensation program. The Compensation Committee determines and approves all compensation for our NEOs. While our Lead Independent Director (who is also the Chair of the Nominating and Corporate Governance Committee) evaluates the CEO's performance and sets his goals each fiscal year, the Compensation Committee approves all compensation awards and payout levels for our CEO based on that evaluation. In fiscal 2018, our CEO set his goals in consultation with our Lead Independent Director and then

provided a self-assessment of his performance at year-end to our Lead Independent Director. Feedback was also solicited from the full Board in executive session, and this feedback was ultimately shared with the Compensation Committee to support its decisions regarding CEO compensation.

The Compensation Committee uses several resources and analytical tools when making decisions related to executive compensation. These resources are described below.

## INDEPENDENT COMPENSATION CONSULTANT

Meridian Compensation Partners, LLC ("Meridian") provides independent advice to the Compensation Committee in connection with matters pertaining to executive compensation. The scope of services Meridian provides includes:

- attending, as requested, select Compensation Committee meetings and assisting with associated preparation work;
- supporting our Compensation Committee's decision-making with respect to executive compensation matters;
- providing advice on our compensation peer group;

- providing competitive market studies; and
- updating our Compensation Committee on emerging best practices and changes in the regulatory and governance environment.

Meridian was engaged exclusively by the Compensation Committee and did not provide any services to management in fiscal 2018 that were unrelated to executive compensation.

After evaluating information presented in accordance with the independence rules of the NYSE, the Compensation Committee concluded that Meridian was independent.

## HUMAN RESOURCES DEPARTMENT

Our Human Resources Department provides benchmarking data (consisting of peer group analysis and supplemental external compensation survey data analysis) and recommendations with respect to annual base salary, AIP, and LTIP compensation decisions to the Compensation Committee. As requested by the Compensation Committee, our Human Resources Department works with Meridian to gather and analyze relevant competitive data and to identify and evaluate various alternatives for features of our executive compensation program.

## ROLE OF CEO IN DETERMINING EXECUTIVE COMPENSATION

Our CEO assists the Compensation Committee by evaluating the performance of the other NEOs and recommending compensation levels. Our CEO also consults with management for recommendations related to the Company performance measures used in the AIP and LTIP. In preparing recommendations to the Compensation Committee, our CEO consults benchmarking data and other market surveys from Meridian and the Human

Resources Department. Our CEO structures his recommendations to adhere to the principles and objectives described in the section entitled "Philosophy of Our Executive Compensation Program" above.

Our CEO is not involved in, or present during, discussions related to his own compensation.

## USE OF COMPETITIVE DATA

We believe our executive compensation program should be competitive with the external market for executive talent. For the NEOs, we generally construct external market comparison points by examining peer group proxy data and compensation market survey data, and we generally target the median of base salary, annual cash incentive payment, and long-term equity incentive ranges for similar

executive positions in our peer group. Although the elements of our compensation packages are benchmarked against the market, the Compensation Committee believes in the importance of retaining flexibility in structuring our compensation programs and adjusting awards for the evolving business environment.

Periodically, the Compensation Committee and Meridian review our peer group to evaluate whether it continues to reflect companies that are similar to us in business, size, and complexity and with which we compete for top executive talent. In selecting our peer group:

- Only publicly-traded U.S. companies and other companies that file periodic reports with the SEC were considered to ensure access to data.
- Potential peers were identified from the following categories:
  - food distributors;
  - non-food distributors in high-volume/low-margin businesses, such as trading companies and distributors, retail distributors, health care distributors, and technology distributors;
  - food/staples retailers; and
  - food products companies.
- The list of potential peers was narrowed based on comparable revenues and EBITDA margin.

The Compensation Committee approved the inclusion of the following companies in the peer group it used for executive pay and program benchmarking for fiscal 2018:

- The Andersons, Inc.[1]
- Arrow Electronics, Inc.
- Avnet, Inc.
- Campbell Soup Company
- Conagra Brands, Inc.
- Dean Foods Company
- Genuine Parts Company
- Henry Schein, Inc.
- The Kraft Heinz Company
- Owens & Minor, Inc.
- Performance Food Group Company
- SpartanNash Company
- Synnex Corporation
- Sysco Corporation
- Tech Data Corporation
- Tyson Foods, Inc.
- United Natural Foods, Inc.
- WESCO International, Inc.
- W.W. Grainger, Inc.

(1) In July 2018, the Compensation Committee approved the inclusion of the same companies in the peer group to be used for executive pay and program benchmarking for fiscal 2019, with the exception of the removal of The Andersons, Inc.

### INTERNAL ANALYSIS IN SETTING COMPENSATION ELEMENTS

With respect to annual base salary, AIP awards, and LTIP awards, the Compensation Committee also considers the internal equity of the compensation awarded by using comparisons within the Company based on, among other factors, role, title, and relative responsibilities.

## CONSIDERATION OF 2018 SAY ON PAY VOTE

At our 2018 annual meeting of stockholders, stockholders showed strong support for our executive compensation program, with over 98% of the votes cast approving, on an advisory basis, the compensation paid to our named executive officers. Following the 2018 annual meeting of stockholders, the Compensation Committee considered this result and did not make changes to our executive compensation program. Accordingly, our executive compensation program for fiscal 2018 continues to emphasize performance and retention-based compensation opportunities designed to incentivize our executives to execute our long-range plan and increase long-term stockholder value.

We value the perspectives of our stockholders, and the Compensation Committee intends to continue to consider the results of say on pay votes when deciding whether to make changes to our executive compensation program.

## OVERVIEW OF ANNUAL INCENTIVE PLAN AWARD

The AIP is designed to offer opportunities for cash compensation tied directly to the Company's annual financial performance. We pay AIP awards in cash, with payments generally made in the first quarter of the fiscal year following the incentive plan year. NEOs are not eligible to receive an AIP award unless they were employed by the Company at the end of the incentive plan year.

Each year, the Compensation Committee approves the AIP framework and target awards. In February 2018, the Compensation Committee approved the AIP framework for fiscal 2018.

The framework for the fiscal 2018 AIP for our NEOs was based on the following:



| Eligible Earnings | X | Annual Incentive Plan Target % | X | Business Performance Factor | = | Fiscal 2018 AIP Award |
|---|---|---|---|---|---|---|
| Fiscal 2018 base salary earnings | | Percentage of base salary earnings | | Multiplier based on relative financial performance | | |

An NEO's *Eligible Earnings* are equal to the NEO's base salary earnings during the incentive plan year. If an NEO's salary changes during the year, those changes are reflected in the individual's Eligible Earnings for purposes of the AIP.

The *AIP Target Percentage* is the individual percentage by which we determine the NEO's target award (i.e., the award the NEO would receive if the target level of performance was achieved). The individual AIP Target Percentages are based on market-competitive data and are established as a percentage of Eligible Earnings. The Eligible Earnings multiplied by the AIP Target Percentage is also referred to as the "target award." The Compensation Committee designates individual AIP Target Percentages for each NEO at the beginning of each incentive plan year. If an NEO's AIP Target Percentage changes during the year, the individual's AIP Target Percentage is prorated for that incentive plan year.

The *Business Performance Factor* is calculated based on the Company's performance against pre-established, annual Adjusted EBITDA and Net Debt performance goals. The Business Performance Factor is multiplied by the target award for each NEO to arrive at the AIP award payout.

- Adjusted EBITDA is a metric that assesses our financial performance. For fiscal 2018, it was assigned a 90% weight and a 150% maximum payout percentage. Adjusted EBITDA is a metric used in both the AIP and LTIP because it is considered a significant measure of our performance.

- Net Debt, determined for purposes of the AIP by calculating the average of the period-end Net Debt for the 13 fiscal monthly periods beginning with the last period of the prior fiscal year, focuses on the reduction of our total company debt. For fiscal 2018, it was assigned a 10% weight and a 120% maximum payout percentage.

The possible payout range of the fiscal 2018 AIP award was 0% to 147% of our NEOs' target awards based on the relative weightings assigned to the two performance goals comprising the Business Performance Factor. The Compensation Committee believes that our executives should be awarded as a collective leadership team based on the Company's achievement of its performance goals. For this reason, the fiscal 2018 AIP did not include any potential for upward modification based on extraordinary individual performance. The Compensation Committee retains the ability, however, to use negative discretion to reduce or eliminate an AIP award based on individual performance.

## OVERVIEW OF LONG-TERM EQUITY INCENTIVE COMPENSATION

The LTIP is designed to provide an opportunity for wealth creation tied to our long-term performance. Our long-term equity incentives provide a balanced focus on both short-term and long-term goals for our NEOs. These incentives are important to recruiting, retention, and motivation. LTIP awards are designed to compensate our NEOs for their long-term commitment to the Company, while motivating sustained increases in our financial performance and stockholder value. Moreover, the LTIP creates long-term incentive opportunities that are competitive with the opportunities offered by the companies with which we complete for talent.

Since our initial public offering in 2016, we have granted equity awards under the 2016 US Foods Holding Corp. Omnibus Incentive Plan (the "2016 Plan"). These awards are always granted with a per share price or exercise price, as applicable, equal to the "fair market value" of one share of our common stock on the date of grant. The 2016 Plan authorizes the Compensation Committee to grant stock options, stock appreciation rights ("SARs"), RSAs, RSUs, and other equity-based and cash-based awards.

### LONG-TERM INCENTIVE PLAN AWARDS

For fiscal 2018, our NEOs received LTIP awards that were divided equally between performance-based RSAs, time-based RSUs, and time-based stock options. The individual LTIP target award values were based on market-competitive data.

- Performance-based RSAs may be earned based on our relative achievement of average annual Adjusted EBITDA and Adjusted ROIC growth at the end of a three-year performance period, subject to the NEO's continued employment through the vesting date. The performance goals are consistent with our long-range plan for the three-year performance period and are set at the beginning of the period.

- Time-based RSUs vest ratably on an annual basis over three years, subject to the NEO's continued employment through the vesting date.

- Time-based stock options vest ratably on an annual basis over three years, subject to the NEO's continued employment through the vesting date. Stock options expire 10 years from the grant date, subject to certain exceptions.



**FISCAL 2018 LTIP PERFORMANCE GOALS**

**30%** Adjusted ROIC Growth

**70%** Adjusted EBITDA Growth

**Payout (% of target)**

Maximum 200% payout

Target 100% payout

Threshold 50% payout

# SUMMARY OF FISCAL 2018 EXECUTIVE COMPENSATION PROGRAM

For fiscal 2018, except as otherwise noted below, our NEOs' compensation primarily consisted of a base salary, an AIP award, and LTIP awards.

## BASE SALARY

The following table shows the base salary of each of our NEOs for fiscal 2018 that was approved by the Compensation Committee:

| Named Executive Officer | Fiscal 2017 Base Salary | Fiscal 2018 Base Salary[1] |
|---|---|---|
| Pietro Satriano | $ 1,000,000 | $ 1,050,000 |
| Dirk J. Locascio | $ 500,000 | $ 550,000 |
| Keith D. Rohland | $ 525,000 | $ 540,000 |
| Steven M. Guberman | $ 500,000 | $ 525,000 |
| Jay A. Kvasnicka | $ 500,000 | $ 550,000 |

(1)  Fiscal 2018 base salary adjustments were effective as of April 15, 2018.

## FISCAL 2018 ANNUAL INCENTIVE PLAN AWARD

The AIP Eligible Earnings, AIP Target Percentages, and AIP target awards for our NEOs for fiscal 2018 were as follows:

| Named Executive Officer | Fiscal 2018 AIP Eligible Earnings | Fiscal 2018 AIP Target (% of Base Salary) | Fiscal 2018 AIP Target Award |
|---|---|---|---|
| Pietro Satriano | $ 1,035,753 | 150% | $ 1,553,630 |
| Dirk J. Locascio | $ 535,753 | 75% | $ 401,815 |
| Keith D. Rohland | $ 535,726 | 75% | $ 401,795 |
| Steven M. Guberman | $ 517,877 | 75% | $ 388,408 |
| Jay A. Kvasnicka | $ 535,753 | 75% | $ 401,815 |

### BUSINESS PERFORMANCE FACTOR AND POTENTIAL PAYOUTS

The threshold, target, and maximum performance goals and corresponding payout percentages for the fiscal 2018 AIP are set forth in the following table. The Compensation Committee believes the threshold and target levels of performance represent challenging but attainable Company performance, while the maximum target level represents extremely challenging and exemplary performance. Adjusted EBITDA performance is determined independently of Net Debt performance. As a result, it is possible that the payout for either measure, or both measures, could be zero.

| (in millions, except percentages) | Adjusted EBITDA | Adjusted EBITDA (Payout Scale) | Adjusted EBITDA (Weighted Payout Scale) | Net Debt | Net Debt (Payout Scale) | Net Debt (Weighted Payout Scale) | Total Payout Scale |
|---|---|---|---|---|---|---|---|
| Threshold | $ 1,076 | 37.50% | 33.75% | $ 3,673 | 37.50% | 3.75% | 37.5% |
| Target | $ 1,133 | 100.00% | 90.00% | $ 3,489 | 100.0% | 10.00% | 100.0% |
| Maximum | $ 1,321 | 150.00% | 135.00% | $ 3,437 | 120.00% | 12.00% | 147.0% |

(1)  Linear interpolation is used to determine the payout percentage when results fall between the threshold and target performance levels or between the target and maximum performance levels. Performance results that exceed the maximum performance level receive the maximum payout.

The following table reflects the calculation of the actual AIP Business Performance Factor for fiscal 2018:

| Performance Metric | Actual Performance as % of Target | Unweighted Payout | X | Component Weight | = | Weighted Payout |
|---|---|---|---|---|---|---|
| Adjusted EBITDA[1] | 97.37% | 67.13% | | 90% | | 60.41% |
| Net Debt[2] | 99.47% | 93.25% | | 10% | | 9.33% |
| **FISCAL 2018 BUSINESS PERFORMANCE FACTOR** | | | | | | **69.74%** |

(1) The Adjusted EBITDA target goal was $1,133 million, and actual Adjusted EBITDA was $1,103 million. For additional information regarding and reconciliation of this non-GAAP financial measure, see Appendix A.

(2) The Net Debt target goal was $3,489 million, and actual Net Debt was $3,508 million. For additional information regarding and reconciliation of this non-GAAP financial measure, see Appendix A.

## SUMMARY OF FISCAL 2018 AIP AWARDS

Based on the Business Performance Factor, the fiscal 2018 AIP awards approved by the Compensation Committee and being paid to the NEOs in March 2019 are as follows:

| Named Executive Officer | Eligible Earnings | X | AIP Target Percentage | X | Business Performance Factor | = | Fiscal 2018 AIP Award |
|---|---|---|---|---|---|---|---|
| Pietro Satriano | $ 1,035,753 | | 150% | | 69.74% | | $ 1,083,463 |
| Dirk J. Locascio | $ 535,753 | | 75% | | 69.74% | | $ 280,216 |
| Keith D. Rohland | $ 535,726 | | 75% | | 69.74% | | $ 280,201 |
| Steven M. Guberman | $ 517,877 | | 75% | | 69.74% | | $ 270,866 |
| Jay A. Kvasnicka | $ 535,753 | | 75% | | 69.74% | | $ 280,216 |

## FISCAL 2018 LTIP AWARDS

In fiscal 2018, our NEOs received LTIP awards consisting of performance-based RSAs, time-based RSUs, and time-based stock options under the 2016 Plan.



**FISCAL 2018 LTIP MIX**

**33.3**% Performance-Based RSAs

**33.3**% Time-Based RSUs

**33.3**% Time-Based Stock Options

The total fiscal 2018 target grant value and the number of performance-based RSAs, time-based RSUs, and time-based stock options that were awarded to the NEOs, and their vesting conditions, are as follows:

| Named Executive Officer | 2018 Target Grant Value | Number of Performance-Based RSAs[1] | Number of Time-Based RSUs[2] | Number of Time-Based Stock Options[2] |
|---|---|---|---|---|
| Pietro Satriano | $ 4,400,000 | 43,703 | 43,703 | 113,169 |
| Dirk J. Locascio | $ 850,000 | 8,443 | 8,443 | 21,863 |
| Keith D. Rohland | $ 1,000,000 | 9,933 | 9,933 | 25,721 |
| Steven M. Guberman | $ 1,000,000 | 9,933 | 9,933 | 25,721 |
| Jay A. Kvasnicka | $ 1,000,000 | 9,933 | 9,933 | 25,721 |

(1) The number of performance-based RSAs awarded was calculated using the fair market value of our common stock on the grant date. The performance-based RSAs vest based on the Company's relative achievement of year-over-year Adjusted EBITDA and Adjusted ROIC growth goals during the three-year performance period ending at the end of fiscal 2020, subject to the NEO's continued employment through the vesting date. The performance-based RSAs are awarded assuming the maximum performance level is achieved (which equates to a 200% payout level), with any performance-based RSAs subsequently not earned being forfeited.

(2) The number of time-based RSUs awarded was calculated using the fair market value of our common stock on the grant date, and the number of time-based stock options awarded was calculated using the Black-Scholes model value of a stock option on the grant date. The time-based RSUs and the time-based stock options both vest in three equal tranches annually on each anniversary of the grant date, subject to the NEO's continued employment through the vesting date.

## VESTING OF PRIOR PERFORMANCE-BASED AWARDS FOR FISCAL 2018

Prior to fiscal 2017, the Compensation Committee awarded to our NEOs a mix of 50% time-based equity awards and 50% performance-based equity awards, each which vests annually in four equal tranches. Under our prior performance-based award design, the Compensation Committee sets annual Adjusted EBITDA performance goals for each tranche of the outstanding performance-based equity awards. Accordingly, one tranche of each of the performance-based equity awards awarded in fiscal

2015 and fiscal 2016 was subject to a performance goal set in fiscal 2018. The Adjusted EBITDA performance goal for fiscal 2018 was $1,133 million, while actual Adjusted EBITDA for fiscal 2018 was $1,103 million (for additional information regarding and reconciliation of this non-GAAP financial measure, see Appendix A). Because the Company did not achieve the Adjusted EBITDA performance goal for fiscal 2018, the Compensation Committee certified on February 20, 2019 that the applicable tranches of these performance-based equity awards will not vest in June 2019.

| | Fiscal 2015 LTIP Awards[1] | | | Fiscal 2016 LTIP Awards[2] | | |
|---|---|---|---|---|---|---|
| Named Executive Officer | Number of Performance-based Stock Options Awarded | Number of Performance-based RSUs Awarded | Percentage of Awards Vesting | Number of Performance-based Stock Options Awarded | Number of Performance-based RSUs Awarded | Percentage of Awards Vesting |
| Pietro Satriano | 50,310 | 6,430 | 0% | 42,939 | 4,045 | 0% |
| Dirk J. Locascio | 910 | 481 | 0% | 1,193 | 337 | 0% |
| Keith D. Rohland | 9,105 | 1,607 | 0% | 10,735 | 1,011 | 0% |
| Steven M. Guberman | 9,105 | 1,607 | 0% | 10,735 | 1,011 | 0% |
| Jay A. Kvasnicka | 6,070 | 1,071 | 0% | 9,693 | 951 | 0% |

(1) The fiscal 2015 LTIP performance-based equity awards may vest in June 2020 to the extent the Company achieves a cumulative Adjusted EBITDA performance goal for the combined fiscal 2018 and fiscal 2019 performance period.
(2) The fiscal 2016 LTIP performance-based equity awards were forfeited by the NEOs.

# EXECUTIVE SEVERANCE AGREEMENTS

Each of our NEOs is employed "at will" and has no defined term of employment with us. Each of the NEOs has an executive severance agreement with the Company. These agreements outline additional compensation considerations in the event of (1) termination of the executive's employment by the Company other than for "cause" or (2) termination of the executive's employment by the executive with "good reason." The executive severance agreements are designed to provide standard protections to both the executive and the Company and help us to ensure continuity and aid in recruitment and retention. We believe that the severance benefits are reasonable and appropriate to protect the NEOs against circumstances over which they do not have control. The executive severance agreements also provide us with commitments of non-disclosure, non-competition, non-solicitation, and non-interference.

Effective as of January 3, 2018, we entered into an amended executive severance agreement with each of our NEOs. The amended executive severance agreements eliminate the excise tax gross-up provisions contained in the prior executive severance agreements and provide for enhanced severance benefits in the event of a qualifying termination of the executive's employment following a change in control of the Company.

The key terms of our current executive severance agreements include:

- **Severance Benefits.** In the event of a qualifying termination and subject to the execution of a release, severance benefits include: (1) accrued and unpaid base salary through the date of termination, (2) a prorated AIP award for the year of termination, (3) salary continuation for 18 months (24 months for Mr. Satriano), (4) a fixed bonus equal to 1.5 times (2.0 times

for Mr. Satriano) the executive's then-current AIP target award, payable in equal annual installments over 18 months (24 months in the case of Mr. Satriano), and (5) COBRA benefit continuation for the severance period. A change in control of the Company, by itself, does not trigger any severance benefits. In the event of a qualifying termination within 18 months following a change in control of the Company, and subject to the execution of a release, severance benefits include: (1) accrued and unpaid base salary through the date of termination, (2) a prorated AIP award for the year of termination, (3) a fixed payment equal to 24 months (30 months for Mr. Satriano) of the executive's annual base salary, (4) a fixed bonus equal to 2.0 times (2.5 times in the case of Mr. Satriano) the executive's then-current AIP target award, and (5) a payment for COBRA benefit continuation during the severance period.

- **Restrictive Covenants.** Executives are subject to certain non-disclosure, non-competition, non-solicitation, and non-interference covenants. Additionally, executives must maintain the confidentiality of, and refrain from disclosing or using, our confidential information at all times and our trade secrets for any period of time during which the information remains a trade secret under applicable law.

- **Clawback of Severance Benefits.** An executive's severance benefits will be "clawed back" if he or she violates any of the above restrictive covenants or in the event of a material financial restatement attributable to the covered executive's fraud.

- **No Excise Tax Reimbursement Gross-Ups.** Executives are not reimbursed for excise taxes in connection with a change in control of the Company. Further, no gross-ups on any severance benefits are provided to executives.

# RETIREMENT BENEFITS

The only retirement benefits currently provided to our NEOs are those under our tax-qualified 401(k) savings plan, which are offered to all eligible employees (not just our executive officers and senior leaders). Messrs. Guberman and Kvasnicka previously accrued

benefits under the US Foods, Inc. Defined Benefit Pension Plan and the Alliant Foodservice, Inc. Pension Plan (benefit accruals and participation in both these pension plans have been frozen for all exempt employees).

# EXECUTIVE COMPENSATION RECOUPMENT POLICY

Our Executive Compensation Recoupment Policy provides that in the event of a restatement of our financial results due to material noncompliance with any financial reporting requirement under the federal securities laws, we will use reasonable efforts to recover the amount of any excess incentive-based compensation paid to any current or former executive officer during the previous

three fiscal years, including compensation received under the AIP and LTIP. The Compensation Committee has the sole discretion, subject to applicable law, to determine the form and timing of the recoupment. This may include repayment from the AIP participant and/or LTIP participant or an adjustment to the payout of a future incentive award.

# EXECUTIVE STOCK OWNERSHIP PROGRAM

Each of our executives and senior leaders is required to satisfy certain stock ownership guidelines. These guidelines have been designed to closely align our executives' and senior leaders' financial interests with those of our stockholders. The guidelines require equity holdings with a value of six times base salary for the CEO and three times base salary for our other NEOs and executives.

Executives have five years from the later of the date the stock ownership guidelines were effective in June 2017 and the executive's recent promotion/hire date to comply with the guidelines. All of our NEOs were in compliance with the guidelines at the end of fiscal 2018.

# COMPENSATION COMMITTEE REPORT

The Compensation Committee reviewed and discussed the Compensation Discussion and Analysis contained in this proxy statement with management of the Company. Based on the review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and the Company's annual report on Form 10-K for the fiscal year ended December 29, 2018.

**Compensation Committee**

Court D. Carruthers, Chair
David M. Tehle
Ann E. Ziegler

# EXECUTIVE COMPENSATION

## FISCAL 2018 SUMMARY COMPENSATION TABLE

The following table provides information regarding the compensation of the NEOs for fiscal 2018, as well as fiscal 2017 and fiscal 2016 where applicable:

| Name and Principal Position | Year | Salary[1] ($) | Bonus ($) | Stock Awards[2] ($) | Option Awards[2] ($) | Non-Equity Incentive Plan Compensation[3] ($) | Change in Pension Value and Nonqualified Deferred Compensation Earnings[4] ($) | All Other Compensation[5] ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| Pietro Satriano<br>Chairman and Chief Executive Officer | 2018 | 1,035,753 | — | 3,277,450 | 3,180,380 | 1,083,463 | — | 30,100 | 8,607,146 |
| | 2017 | 971,233 | — | 2,955,099 | 2,637,082 | 1,510,837 | — | 30,268 | 8,104,519 |
| | 2016 | 900,000 | 250,000 | 588,944 | 1,750,234 | 1,234,921 | — | 29,868 | 4,753,967 |
| Dirk J. Locascio<br>Chief Financial Officer[6] | 2018 | 535,753 | — | 593,565 | 320,391 | 280,216 | — | 30,100 | 1,760,025 |
| | 2017 | 483,699 | — | 522,558 | 278,132 | 368,013 | — | 28,696 | 1,681,098 |
| Keith D. Rohland<br>Chief Information Officer | 2018 | 535,726 | — | 752,703 | 685,624 | 280,201 | — | 30,100 | 2,284,354 |
| | 2017 | 520,685 | — | 738,742 | 600,773 | 404,985 | — | 30,268 | 2,295,453 |
| | 2016 | 499,863 | 387,500 | 161,761 | 446,969 | 411,449 | — | 29,868 | 1,937,410 |
| Steven M. Guberman<br>Executive Vice President, Nationally Managed Business[7] | 2018 | 517,877 | — | 752,703 | 685,624 | 270,866 | — | 35,808 | 2,262,877 |
| Jay A. Kvasnicka<br>Executive Vice President, Locally Managed Business and Field Operations | 2018 | 535,753 | — | 733,124 | 607,121 | 280,216 | — | 35,808 | 2,192,022 |
| | 2017 | 485,616 | — | 722,362 | 541,120 | 377,725 | 18,414 | 30,268 | 2,175,505 |
| | 2016 | 416,803 | 137,500 | 139,571 | 376,243 | 343,034 | 11,285 | 157,280 | 1,581,716 |

(1)  Fiscal 2018 base salary adjustments were effective as of April 15, 2018.

(2)  The amounts reported in these columns for fiscal 2018 represent the grant date fair value of performance-based RSAs, time-based RSUs, and time-based stock options granted to the NEOs in fiscal 2018. For each NEO, these amounts also include the grant date fair value of one tranche of the performance-based LTIP awards awarded in each of fiscal 2015 and fiscal 2016, which were deemed to have been granted when the fiscal 2018 Adjusted EBITDA performance goal was set by the Compensation Committee on February 23, 2018. These tranches of the performance-based LTIP awards awarded in fiscal 2015 and fiscal 2016 will not vest in fiscal 2019 because the Company did not achieve the predetermined fiscal 2018 Adjusted EBITDA performance goal applicable to the awards. Accordingly, the tranche of performance-based LTIP awards awarded in fiscal 2016 was forfeited by the NEOs and the tranche of performance-based LTIP awards awarded in fiscal 2015 may vest to the extent the Company achieves a cumulative Adjusted EBITDA performance goal for the combined fiscal 2018 and fiscal 2019 performance period. The grant date fair values have been calculated in accordance with the Financial Accounting Standards Board's Accounting Standards Codification 718 using (a) for the RSAs and RSUs, the fair market value of our common stock on the grant date and (b) for the stock options, the calculated Black-Scholes model value of the stock option award on the grant date. See Note 16 to the Company's audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 29, 2018 for a discussion of the relevant assumptions used in calculating the amounts reported for the applicable year. Solely for the sake of comparison, the following table reports the grant date fair values of the performance-based RSAs awarded to the NEOs for fiscal 2018 assuming the target performance level is achieved (which the amounts reported in these columns represent) and assuming the maximum performance level is achieved (which the amounts awarded to the NEOs are based upon):

| Named Executive Officer | Grant Date Fair Value (assuming target performance) ($) | Grant Date Fair Value (assuming maximum performance) ($) |
|---|---|---|
| Pietro Satriano | 1,466,673 | 2,933,345 |
| Dirk J. Locascio | 283,347 | 566,694 |
| Keith D. Rohland | 333,351 | 666,703 |
| Steven M. Guberman | 333,351 | 666,703 |
| Jay A. Kvasnicka | 333,351 | 666,703 |

(3)   The amounts reported in this column for fiscal 2018 represent the fiscal 2018 AIP award payments based on an actual payout of 69.74% of the target awards. For additional information, see the section entitled "Summary of Fiscal 2018 AIP Awards" on page 28.

(4)   The amounts reported in this column for Messrs. Guberman and Kvasnicka represent the actuarial change in the present value of accumulated benefits under all defined benefit plans maintained by the Company. For 2018, the changes for Messrs. Guberman and Kvasnicka were negative $23,118 and negative $11,352, respectively, which accordingly are not reported in this column. Messrs. Guberman and Kvasnicka both participated in the US Foods, Inc. Defined Benefit Pension Plan, for which accruals and participation were frozen for all exempt employees effective as of September 15, 2004, and the Alliant Foodservice, Inc. Pension Plan, for which accruals and participation were frozen for all exempt employees effective as of December 31, 2002. These amounts have been determined as of the measurement dates used for financial statement reporting purposes for the applicable fiscal year, and have been calculated using interest rate and mortality assumptions consistent with those used in the Company's audited financial statements for the applicable fiscal year. For additional information, see the section entitled "Retirement Benefits" on page 30 and the section entitled "Pension Benefits" on page 41. The Company does not offer any non-tax qualified deferred compensation to its NEOs.

(5)   The amounts reported in this column for fiscal 2018 include: (a) an annual executive allowance; (b) a monthly cellular phone allowance; and (c) matching contributions of $11,000 under the Company's 401(k) plan.

(6)   Mr. Locascio was not deemed to be a named executive officer of the Company for fiscal 2016.

(7)   Mr. Guberman was not deemed to be a named executive officer of the Company for fiscal 2016 or fiscal 2017.

# FISCAL 2018 GRANTS OF PLAN-BASED AWARDS

The following table provides information regarding plan-based awards granted to the NEOs during fiscal 2018:

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards (#) | All Other Option Awards (#) | Exercise Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards[2] ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Threshold ($) | Target ($) | Max ($) | Threshold (#) | Target (#) | Max (#) | | | | |
| **Pietro Satriano** | | | | | | | | | | | |
| 2018 AIP | | 582,611 | 1,553,630 | 2,283,836 | | | | | | | |
| Performance RSAs (2018 LTIP) | 3/26/2018 | | | | 21,852[3] | 43,703[3] | 87,406[3] | | | | 1,466,673 |
| Time RSUs (2018 LTIP) | 3/26/2018 | | | | | | | 43,703[4] | | | 1,466,673 |
| Time Options (2018 LTIP) | 3/26/2018 | | | | | | | | 113,169[5] | 33.56 | 1,466,670 |
| Performance Options (2016 LTIP) | 2/23/2018 | | | | | 42,939[6] | | | | 23.18 | 657,396 |
| Performance RSUs (2016 LTIP) | 2/23/2018 | | | | | 4,045[6] | | | | | 132,878 |
| Performance Options (2015 LTIP) | 2/23/2018 | | | | | 36,422[6] | | | | 14.58 | 751,750 |
| Performance RSUs (2015 LTIP) | 2/23/2018 | | | | | 6,430[6] | | | | | 211,226 |
| Performance Options (2015) | 2/23/2018 | | | | | 13,888[6] | | | | 12.56 | 304,564 |
| **Dirk J. Locascio** | | | | | | | | | | | |
| 2018 AIP | | 150,681 | 401,815 | 590,668 | | | | | | | |
| Performance RSAs (2018 LTIP) | 3/26/2018 | | | | 4,222[3] | 8,443[3] | 16,886[3] | | | | 283,347 |
| Time RSUs (2018 LTIP) | 3/26/2018 | | | | | | | 8,443[4] | | | 283,347 |
| Time Options (2018 LTIP) | 3/26/2018 | | | | | | | | 21,863[5] | 33.56 | 283,344 |
| Performance Options (2016 LTIP) | 2/23/2018 | | | | | 1,193[6] | | | | 23.18 | 18,265 |
| Performance RSUs (2016 LTIP) | 2/23/2018 | | | | | 337[6] | | | | | 11,070 |
| Performance Options (2015 LTIP) | 2/23/2018 | | | | | 910[6] | | | | 14.58 | 18,782 |
| Performance RSUs (2015 LTIP) | 2/23/2018 | | | | | 481[6] | | | | | 15,801 |
| **Keith D. Rohland** | | | | | | | | | | | |
| 2018 AIP | | 150,673 | 401,795 | 590,638 | | | | | | | |
| Performance RSAs (2018 LTIP) | 3/26/2018 | | | | 4,967[3] | 9,933[3] | 19,866[3] | | | | 333,351 |
| Time RSUs (2018 LTIP) | 3/26/2018 | | | | | | | 9,933[4] | | | 333,351 |
| Time Options (2018 LTIP) | 3/26/2018 | | | | | | | | 25,721[5] | 33.56 | 333,344 |
| Performance Options (2016 LTIP) | 2/23/2018 | | | | | 10,735[6] | | | | 23.18 | 164,353 |
| Performance RSUs (2016 LTIP) | 2/23/2018 | | | | | 1,011[6] | | | | | 33,211 |
| Performance Options (2015 LTIP) | 2/23/2018 | | | | | 9,105[6] | | | | 14.58 | 187,927 |
| Performance RSUs (2015 LTIP) | 2/23/2018 | | | | | 1,607[6] | | | | | 52,790 |
| **Steven M. Guberman** | | | | | | | | | | | |
| 2018 AIP | | 145,653 | 388,408 | 570,959 | | | | | | | |
| Performance RSAs (2018 LTIP) | 3/26/2018 | | | | 4,967[3] | 9,933[3] | 19,866[3] | | | | 333,351 |
| Time RSUs (2018 LTIP) | 3/26/2018 | | | | | | | 9,933[4] | | | 333,351 |
| Time Options (2018 LTIP) | 3/26/2018 | | | | | | | | 25,721[5] | 33.56 | 333,344 |
| Performance Options (2016 LTIP) | 2/23/2018 | | | | | 10,735[6] | | | | 23.18 | 164,353 |
| Performance RSUs (2016 LTIP) | 2/23/2018 | | | | | 1,011[6] | | | | | 33,211 |
| Performance Options (2015 LTIP) | 2/23/2018 | | | | | 9,105[6] | | | | 14.58 | 187,927 |
| Performance RSUs (2015 LTIP) | 2/23/2018 | | | | | 1,607[6] | | | | | 52,790 |

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards (#) | All Other Option Awards (#) | Exercise Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards[2] ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Threshold ($) | Target ($) | Max ($) | Threshold (#) | Target (#) | Max (#) | | | | |
| **Jay A. Kvasnicka** | | | | | | | | | | | |
| 2018 AIP | | 150,681 | 401,815 | 590,668 | | | | | | | |
| Performance RSAs (2018 LTIP) | 3/26/2018 | | | | 4,967[3] | 9,933[3] | 19,866[3] | | | | 333,351 |
| Time RSUs (2018 LTIP) | 3/26/2018 | | | | | | | 9,933[4] | | | 333,351 |
| Time Options (2018 LTIP) | 3/26/2018 | | | | | | | | 25,721[5] | 33.56 | 333,344 |
| Performance Options (2016 LTIP) | 2/23/2018 | | | | | 7,157[6] | | | | 23.18 | 109,574 |
| Performance RSUs (2016 LTIP) | 2/23/2018 | | | | | 674[6] | | | | | 22,141 |
| Performance Options (2016) | 2/23/2018 | | | | | 2,537[6] | | | | 23.50 | 38,918 |
| Performance RSUs (2016) | 2/23/2018 | | | | | 277[6] | | | | | 9,099 |
| Performance Options (2015 LTIP) | 2/23/2018 | | | | | 6,070[6] | | | | 14.58 | 125,285 |
| Performance RSUs (2015 LTIP) | 2/23/2018 | | | | | 1,071[6] | | | | | 35,182 |

(1) The amounts reported in these columns represent amounts payable under the AIP for fiscal 2018. For additional information, see the section entitled "Fiscal 2018 Annual Incentive Plan Award" beginning on page 27.

(2) The amounts reported in this column represent the grant date fair value of the equity awards calculated in accordance with the Financial Accounting Standards Board's Accounting Standards Codification 718. For additional information, see Footnote 2 of the Fiscal 2018 Summary Compensation Table above.

(3) These amounts represent performance-based RSAs granted to the NEOs. As described above in the section entitled "Long-Term Incentive Plan Awards" on page 26, these awards vest on the third anniversary of the grant date based on relative achievement of year-over-year Adjusted EBITDA and Adjusted ROIC growth goals during the three-year performance period ending at the end of fiscal 2020, subject to the executive's continued employment with the Company.

(4) These amounts represent time-based RSUs granted to the NEOs. These awards vest in three equal tranches annually on each anniversary of the grant date, subject to the executive's continued employment with the Company.

(5) These amounts represent time-based option awards granted to the NEOs. These awards vest in three equal tranches annually on each anniversary of the grant date, subject to the executive's continued employment with the Company.

(6) These amounts represent performance-based stock options and performance-based RSUs granted to the NEOs. As described in the section entitled "Vesting of Prior Performance-Based Awards for Fiscal 2018" on page 29, in fiscal 2015 and fiscal 2016, the Compensation Committee awarded to the NEOs performance-based stock options and performance-based RSUs that vest annually in four equal tranches if the Company achieves a predetermined Adjusted EBITDA performance goal set annually by the Compensation Committee, subject to the executives' continued employment with the Company. Under relevant SEC reporting rules and the Financial Accounting Standards Board's Accounting Standards Codification 718, one tranche of each of the performance-based awards was deemed to have been granted when the performance goal was set by the Compensation Committee for the fiscal 2018 performance period on February 23, 2018.

## OUTSTANDING EQUITY AWARDS AT FISCAL 2018 YEAR-END

The following table provides information regarding each NEO's outstanding stock options, RSAs, and RSUs as of December 29, 2018:

| | | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Name | Date of Award | Number of Securities Underlying Unexercised Options Exercisable (#) | Number of Securities Underlying Unexercised Options Unexercisable (#) | Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested[1] ($) | Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($) |
| Pietro Satriano | 3/26/2018 | — | 113,169[2] | — | 33.56 | 3/26/2028 | | | | |
| | 6/3/2017 | 44,623[2][3] | 89,246[2][3] | — | 30.39 | 6/3/2027 | | | | |
| | 6/23/2016 | 171,756[4][6] | 85,878[4][6] | 85,878[4][6] | 23.18 | 6/23/2026 | | | | |
| | 11/16/2015 | 72,842[4][7] | 36,422[4][7] | 36,422[4][7] | 14.58 | 11/16/2025 | | | | |
| | 8/21/2015 | 13,889[4][8] | — | 13,888[4][8] | 12.56 | 8/21/2025 | | | | |
| | 3/26/2018 | | | | | | 43,703[9] | 1,362,660 | 43,703[9] | 1,362,660 |
| | 6/3/2017 | | | | | | 29,250[9][10] | 912,015 | 43,875[9][10] | 1,368,023 |
| | 6/23/2016 | | | | | | 8,089[4][12] | 252,215 | 8,088[4][12] | 252,184 |
| | 11/16/2015 | | | | | | 6,430[4][13] | 200,487 | 6,430[4][13] | 200,487 |
| Dirk J. Locascio | 3/26/2018 | — | 21,863[2] | — | 33.56 | 3/26/2028 | | | | |
| | 6/3/2017 | 8,367[2][3] | 16,734[2][3] | — | 30.39 | 6/3/2027 | | | | |
| | 6/23/2016 | 4,771[4][6] | 2,386[4][6] | 2,385[4][6] | 23.18 | 6/23/2026 | | | | |
| | 11/16/2015 | 5,461[4][7] | 911[4][7] | 910[4][7] | 14.58 | 11/16/2025 | | | | |
| | 6/3/2013 | 9,385 | — | — | 12.56 | 6/3/2023 | | | | |
| | 5/27/2011 | 55,552 | — | — | 9.86 | 5/27/2021 | | | | |
| | 11/23/2010 | 7,403 | — | — | 8.51 | 11/23/2020 | | | | |
| | 3/26/2018 | | | | | | 8,443[9] | 263,253 | 8,443[9] | 263,253 |
| | 6/3/2017 | | | | | | 5,485[9][10] | 171,022 | 8,227[9][10] | 256,518 |
| | 6/23/2016 | | | | | | 675[4][12] | 21,047 | 675[4][12] | 21,047 |
| | 11/16/2015 | | | | | | 483[4][13] | 15,060 | 481[4][13] | 14,998 |
| Keith D. Rohland | 3/26/2018 | — | 25,721[2] | | 33.56 | 3/26/2028 | | | | |
| | 6/3/2017 | 11,156[2][3] | 22,312[2][3] | | 30.39 | 6/3/2027 | | | | |
| | 6/23/2016 | 42,939[4][6] | 21,470[4][6] | 21,469[4][6] | 23.18 | 6/23/2026 | | | | |
| | 11/16/2015 | 54,631[4][7] | 9,106[4][7] | 9,105[4][7] | 14.58 | 11/16/2025 | | | | |
| | 3/26/2018 | | | | | | 9,933[9] | 309,711 | 9,933[9] | 309,711 |
| | 6/3/2017 | | | | | | 7,313[9][10] | 228,019 | 10,969[9][10] | 342,013 |
| | 6/23/2016 | | | | | | 2,023[4][12] | 63,077 | 2,023[4][12] | 63,077 |
| | 11/16/2015 | | | | | | 1,608[4][13] | 50,137 | 1,607[4][13] | 50,106 |

| | | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Name | Date of Award | Number of Securities Underlying Unexercised Options Exercisable (#) | Number of Securities Underlying Unexercised Options Unexercisable (#) | Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested[1] ($) | Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($) |
| Steven M. Guberman | 3/26/2018 | — | 25,721[2] | — | 33.56 | 3/26/2028 | | | | |
| | 6/3/2017 | 11,156[2][3] | 22,312[2][3] | — | 30.39 | 6/3/2027 | | | | |
| | 6/23/2016 | 42,939[4][6] | 21,470[4][6] | 21,469[4][6] | 23.18 | 6/23/2026 | | | | |
| | 11/16/2015 | 54,631[4][7] | 9,106[4][7] | 9,105[4][7] | 14.58 | 11/16/2025 | | | | |
| | 6/3/2013 | 9,385 | — | — | 12.56 | 6/3/2023 | | | | |
| | 3/26/2018 | | | | | | 9,933[9] | 309,711 | 9,933[9] | 309,711 |
| | 6/3/2017 | | | | | | 7,313[9][10] | 228,019 | 10,969[9][10] | 342,013 |
| | 6/23/2016 | | | | | | 2,023[4][12] | 63,077 | 2,023[4][12] | 63,077 |
| | 11/16/2015 | | | | | | 1,608[4][13] | 50,137 | 1,607[4][13] | 50,106 |
| Jay A. Kvasnicka | 3/26/2018 | — | 25,721[2] | — | 33.56 | 3/26/2028 | | | | |
| | 6/3/2017 | — | 22,312[2][3] | — | 30.39 | 6/3/2027 | | | | |
| | 11/11/2016 | — | 5,074[4][5] | 5,074[4][5] | 23.50 | 11/11/2026 | | | | |
| | 6/23/2016 | — | 14,313[4][6] | 14,312[4][6] | 23.18 | 6/23/2026 | | | | |
| | 11/16/2015 | — | 6,070[4][7] | 6,070[4][7] | 14.58 | 11/16/2025 | | | | |
| | 3/26/2018 | | | | | | 9,933[9] | 309,711 | 9,933[9] | 309,711 |
| | 6/3/2017 | | | | | | 7,313[9][10] | 228,019 | 10,969[9][10] | 342,013 |
| | 11/11/2016 | | | | | | 555[4][11] | 17,305 | 555[4][11] | 17,305 |
| | 6/23/2016 | | | | | | 1,349[4][12] | 42,062 | 1,349[4][12] | 42,062 |
| | 11/16/2015 | | | | | | 1,072[4][13] | 33,425 | 1,071[4][13] | 33,394 |

(1) The aggregate market values reported in these columns are calculated using $31.18 as the fair market value of a share of our common stock at the end of fiscal 2018, which was the closing price of a share of our common stock on December 28, 2018 as reported on the NYSE.

(2) These amounts represent stock options of the NEOs that vest in three equal tranches annually on each anniversary of the grant date, subject to the executive's continued employment with the Company.

(3) These amounts represent the following stock options granted on June 3, 2017:

| Named Executive Officer | Time-Based Stock Options Awarded |
|---|---|
| Pietro Satriano | 133,869 |
| Dirk J. Locascio | 25,101 |
| Keith D. Rohland | 33,468 |
| Steven M. Guberman | 33,468 |
| Jay A. Kvasnicka | 33,468 |

(4) These amounts represent time-based stock options, time-based RSUs, performance-based stock options, and performance-based RSUs of the NEOs. The time-based awards vest in four equal tranches annually on each anniversary of the grant date, subject to the executive's continued employment with the Company. The performance-based awards vest in four equal tranches annually on each anniversary of the grant date if the Company achieves a predetermined Adjusted EBITDA performance goal set annually by the Compensation Committee, subject to the executive's continued employment with the Company. The grant date fair value of one tranche of each fiscal 2015 and fiscal 2016 performance-based award for each NEO is reported in the Fiscal 2018 Summary Compensation Table and the Fiscal 2018 Grants of Plan-Based Awards table above. The remaining tranche of the fiscal 2016 performance-based award will be reported and have a grant date fair value for the year in which the relevant Adjusted EBITDA growth goal is set by the Compensation Committee. For additional information, see the section entitled "Vesting of Prior Performance-Based Awards for Fiscal 2018" on page 29.

(5)  These amounts represent the following stock options granted on November 11, 2016:

| Named Executive Officer | Time-Based Stock Options Awarded | Performance-Based Stock Options Awarded |
|---|---|---|
| Jay A. Kvasnicka | 10,147 | 10,147 |

(6)  These amounts represent the following stock options granted on June 23, 2016:

| Named Executive Officer | Time-Based Stock Options Awarded | Performance-Based Stock Options Awarded |
|---|---|---|
| Pietro Satriano | 171,756 | 171,756 |
| Dirk J. Locascio | 4,771 | 4,771 |
| Keith D. Rohland | 42,939 | 42,939 |
| Steven M. Guberman | 42,939 | 42,939 |
| Jay A. Kvasnicka | 28,626 | 28,626 |

(7)  These amounts represent the following stock options granted on November 16, 2015:

| Named Executive Officer | Time-Based Stock Options Awarded | Performance-Based Stock Options Awarded |
|---|---|---|
| Pietro Satriano | 145,687 | 145,685 |
| Dirk J. Locascio | 3,642 | 3,640 |
| Keith D. Rohland | 36,422 | 36,420 |
| Steven M. Guberman | 36,422 | 36,420 |
| Jay A. Kvasnicka | 24,281 | 24,280 |

(8)  These amounts represent the following stock options granted on August 21, 2015:

| Named Executive Officer | Time-Based Stock Options Awarded | Performance-Based Stock Options Awarded |
|---|---|---|
| Pietro Satriano | 55,555 | 55,552 |

(9)  These amounts represent time-based RSUs and performance-based RSAs of the NEOs. The time-based RSUs vest in three equal tranches annually on each anniversary of the grant date, subject to the executive's continued employment with the Company. The performance-based RSAs vest in three equal tranches annually on each anniversary of the grant date based on our relative achievement of three-year Adjusted EBITDA and Adjusted ROIC growth goals, subject to the executive's continued employment with the Company. These performance goals are cumulative and cannot be measured on an interim basis, and the number and market value of the performance-based RSAs reported in this table are based on achieving target performance goals.

(10) These amounts represent the two unvested tranches of the following RSUs and the three unvested tranches of the following RSAs granted on June 3, 2017:

| Named Executive Officer | Time-Based RSUs Awarded | Performance-Based RSAs Awarded |
|---|---|---|
| Pietro Satriano | 43,875 | 43,875 |
| Dirk J. Locascio | 8,227 | 8,227 |
| Keith D. Rohland | 10,969 | 10,969 |
| Steven M. Guberman | 10,969 | 10,969 |
| Jay A. Kvasnicka | 10,969 | 10,969 |

(11) These amounts represent the two unvested tranches of the following RSUs granted on November 11, 2016:

| Named Executive Officer | Time-Based RSUs Awarded | Performance-Based RSUs Awarded |
|---|---|---|
| Jay A. Kvasnicka | 1,109 | 1,109 |

(12) These amounts represent the two unvested tranches of the following RSUs granted on June 23, 2016:

| Named Executive Officer | Time-Based RSUs Awarded | Performance-Based RSUs Awarded |
|---|---|---|
| Pietro Satriano | 16,178 | 16,178 |
| Dirk J. Locascio | 1,349 | 1,349 |
| Keith D. Rohland | 4,045 | 4,045 |
| Steven M. Guberman | 4,045 | 4,045 |
| Jay A. Kvasnicka | 2,697 | 2,697 |

(13) These amounts represent the one unvested tranche of the following RSUs granted on November 16, 2015 and dividend equivalent units that accrued when the Company made a one-time, special cash distribution to our stockholders of record on January 4, 2016:

| Named Executive Officer | Time-Based RSUs Awarded | Performance-Based RSUs Awarded |
|---|---|---|
| Pietro Satriano | 20,576 | 20,576 |
| Dirk J. Locascio | 1,543 | 1,540 |
| Keith D. Rohland | 5,144 | 5,141 |
| Steven M. Guberman | 5,144 | 5,141 |
| Jay A. Kvasnicka | 3,429 | 3,428 |

## FISCAL 2018 OPTION EXERCISES AND STOCK VESTED

The following table provides information regarding the exercise of stock options and the vesting of stock awards for each of the NEOs during fiscal 2018:

| Name | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| | Number of shares acquired on exercise (#) | Value realized on exercise ($)[1] | Number of shares acquired on vesting (#) | Value realized on vesting ($)[2] |
| Pietro Satriano | 322,858 | 6,476,813 | 35,575 | 1,296,709 |
| Dirk J. Locascio | — | — | 4,379 | 159,615 |
| Keith D. Rohland | 75,073 | 1,711,682 | 8,891 | 324,077 |
| Steven M. Guberman | — | — | 8,891 | 324,077 |
| Jay A. Kvasnicka | 101,990 | 1,665,632 | 7,701 | 280,701 |

(1) The value realized on exercise is calculated by multiplying the number of shares of our common stock that were acquired by the difference between the fair market value of a share of our common stock at the time of exercise and the exercise price of the stock option. The fair market value of a share of our common stock is based on the price of a share of our common stock as reported on the NYSE.

(2) The value realized on vesting is calculated by multiplying the number of shares of our common stock that vested by the fair market value of a share of our common stock on the vesting date. The fair market value of a share of our common stock is based on the closing price of a share of our common stock on the vesting date as reported on the NYSE.

# PENSION BENEFITS

Messrs. Guberman and Kvasnicka are our only NEOs entitled to benefits payable under our defined benefit plans. Messrs. Guberman and Kvasnicka previously accrued benefits under the US Foods, Inc. Defined Benefit Pension Plan and the Alliant Foodservice, Inc. Pension Plan. These defined benefit plans have been frozen with respect to exempt employees, including Messrs. Guberman and Kvasnicka, so that there can be no further benefit accruals.

The defined benefit plans were designed to provide a certain level of retirement income at specified ages following termination of employment. In accordance with applicable law, the benefits are deemed to be provided under a broad-based tax-qualified plan that limits the amount of compensation used to calculate benefits and the amount that may be paid out each year. Effective as of December 31, 2016, the US Foods, Inc. Defined Benefit Pension Plan, the Alliant Foodservice, Inc. Pension Plan, and the Sky Brothers/Lo-Temp Express Collective Bargaining Unit Employees' Pension Plan were merged into the Pension Plan for Legacy Companies of US Foods to create the US Foods Consolidated Defined Benefit Retirement Plan. No participant's benefits were impacted by the plan merger.

Under the US Foods, Inc. Defined Benefit Pension Plan (which was frozen with respect to exempt employees as of September 15, 2004), a participant's annual normal retirement benefit is equal to 1% of the participant's final average compensation, multiplied by the participant's years of credited service. For the purposes of benefit calculation, each of Messrs. Guberman's and Kvasnicka's final average compensation is generally deemed to be the average of his salary and bonus during his period of credited service. In the case of a married participant, the normal form of payment is a 100% joint and survivor annuity upon normal retirement, as defined by the plan (i.e., effective as of first day of the month following the later of age 65 and five years of vesting service). Participants become vested in their benefits after completing five years of vesting service.

Under the Alliant Foodservice, Inc. Pension Plan (which was frozen with respect to exempt employees as of December 31, 2002),

a participant's normal retirement benefit is equal to: (1) an amount equal to the participant's accumulated pension credits (which is a percentage based on the participant's age), multiplied by the participant's final average compensation; plus (2) an amount equal to one-third of the participant's accumulated pension credits, multiplied by the excess of the participant's final average compensation over the the participant's Social Security breakpoint amount (which is two-thirds of the Social Security wage base); plus (3) an amount equal to $300, multiplied by the participant's years of non-contributory credited service. For the purposes of benefit calculation, each of Messrs. Guberman's and Kvasnicka's final average compensation is generally deemed to be the average of his salary and bonus for the 36 consecutive months in which they were highest during the last 120 months of participation in the plan. In the case of a married participant, the normal form of payment is a 100% joint and survivor annuity upon normal retirement, as defined by the plan (i.e., effective as of first day of the month following the later of age 65 and five years of vesting service). Prior to January 1, 2008, participants became vested in their benefits after completing five years of vesting service.

The pension benefits of Messrs. Guberman and Kvasnicka only take into account compensation earned before, and years of credited service up to, the respective dates on which the defined benefit plans were frozen. Under the defined benefit plans, the earliest unreduced retirement age is age 65. Under the defined benefit plans, participants may select a form of payment among different types of annuities, all of which are equal on an actuarial basis and provide monthly payments for the life of the participant and any spouse. Under the US Foods, Inc. Defined Benefit Pension Plan, a participant may elect to receive a lump sum payment if the present value of the benefit at the time of retirement is less than $15,000 and, under the Alliant Foodservice, Inc. Pension Plan, a participant may elect to receive a lump sum payment of the entire benefit amount.

## PENSION BENEFITS

The following table provides information regarding Messrs. Guberman's and Kvasnicka's benefits payable under the specified pre-merger defined benefit plans:

| Name | Pre-Merger Plan Name | Number of Years Credited Service[1] (#) | Present Value of Accumulated Benefit[1] ($) | Payments During Last Fiscal Year ($) |
|---|---|---|---|---|
| Steven M. Guberman | US Foods, Inc. Defined Benefit Pension Plan | 1.71 | 26,150 | — |
| | Alliant Foodservice, Inc. Pension Plan | 11.58 | 190,977 | — |
| Jay A. Kvasnicka | US Foods, Inc. Defined Benefit Pension Plan | 1.71 | 12,965 | — |
| | Alliant Foodservice, Inc. Pension Plan | 7.58 | 75,786 | — |

(1) The amounts reported in these columns have been determined as of the measurement dates used for financial statement reporting purposes for fiscal 2018. The number of years of credited service is equal to the number of years the applicable NEO was eligible to participate in the applicable defined benefit plan. The present values of the accumulated defined benefit plan benefits have been calculated using interest rate and mortality assumptions consistent with those discussed in Note 18 to the Company's audited financial statements included in our Annual Report on Form 10-K for fiscal year ended December 29, 2018. The present values of the accumulated defined benefit plan benefits were based on a discount rate of 4.35%, with a post-retirement mortality assumption based on the RP 2014 generational mortality table, adjusted to remove the projection from 2007 to 2014 using the MP-2014 projection scale, with the Society of Actuaries MP-2018 projection scale applied from 2007 forward and a blue collar adjustment.

## POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following tables provide information regarding potential payments by the Company to each of our NEOs in various termination and change in control scenarios. The tables assume that the triggering event took place on December 28, 2018, which was the last business day of fiscal 2018. The information contained in the tables is based on compensation, benefit, and equity levels in effect on that date.

The tables report only amounts that are increased, accelerated, or otherwise paid or owed as a result of the applicable scenario. The tables exclude any amounts that are generally available to all salaried employees and do not discriminate in favor of our NEOs. The amounts reported are merely estimates, and we are not able to determine actual amounts unless and until an applicable scenario occurs. For additional information, see the section entitled "Executive Severance Agreements" on page 30.

### PIETRO SATRIANO

#### CHAIRMAN AND CHIEF EXECUTIVE OFFICER

| Payments and Benefits Payable Upon Termination | Voluntary Termination | | | Involuntary Termination | | | Permanent Disability or Death | Change in Control (without termination) |
|---|---|---|---|---|---|---|---|---|
| | Good Reason | Change in Control and Good Reason | Retirement[1] | For Cause | Not For Cause | Change in Control and Not For Cause | | |
| Cash Compensation[2] | $ 5,250,000 | $ 6,562,500 | $ — | $ — | $ 5,250,000 | $ 6,562,500 | $ — | $ — |
| Long-term Equity Incentives[3] | — | 8,612,049 | — | — | — | 8,612,049 | 2,127,376 | 1,063,689 |
| Benefits[4] | | | | | | | | |
| LTD Insurance Payment[5] | — | — | — | — | — | — | 1,056,000 | — |
| Health and Welfare Benefits Continuation[6] | 38,023 | 47,528 | — | — | 38,023 | 47,528 | — | — |
| **TOTAL** | **$ 5,288,023** | **$ 15,222,077** | **$ —** | **$ —** | **$ 5,288,023** | **$ 15,222,077** | **$ 3,183,376** | **$ 1,063,689** |

### DIRK J. LOCASCIO

#### CHIEF FINANCIAL OFFICER

| Payments and Benefits Payable Upon Termination | Voluntary Termination | | | Involuntary Termination | | | Permanent Disability or Death | Change in Control (without termination) |
|---|---|---|---|---|---|---|---|---|
| | Good Reason | Change in Control and Good Reason | Retirement[1] | For Cause | Not For Cause | Change in Control and Not For Cause | | |
| Cash Compensation[2] | $ 1,443,750 | $ 1,925,000 | $ — | $ — | $ 1,443,750 | $ 1,925,000 | $ — | $ — |
| Long-term Equity Incentives[3] | — | 1,087,744 | — | — | — | 1,087,744 | 60,270 | 30,166 |
| Benefits[4] | | | | | | | | |
| LTD Insurance Payment[5] | — | — | — | — | — | — | 1,928,000 | — |
| Health and Welfare Benefits Continuation[6] | 29,913 | 39,884 | — | — | 29,913 | 39,884 | — | — |
| **TOTAL** | **$ 1,473,663** | **$ 3,052,629** | **$ —** | **$ —** | **$ 1,473,663** | **$ 3,052,629** | **$ 1,988,270** | **$ 30,166** |

## KEITH D. ROHLAND
### CHIEF INFORMATION OFFICER

| Payments and Benefits Payable Upon Termination | Voluntary Termination | | | Involuntary Termination | | | Permanent Disability or Death | Change in Control (without termination) |
|---|---|---|---|---|---|---|---|---|
| | Good Reason | Change in Control and Good Reason | Retirement[1] | For Cause | Not For Cause | Change in Control and Not For Cause | | |
| Cash Compensation[2] | $ 1,417,500 | $ 1,890,000 | $ — | $ — | $ 1,417,500 | $ 1,890,000 | $ — | $ — |
| Long-term Equity Incentives[3] | — | 1,961,883 | — | — | — | 1,961,883 | 251,387 | 201,297 |
| Benefits[4] | | | | | | | | |
| LTD Insurance Payment[5] | — | — | — | — | — | — | 1,520,000 | — |
| Health and Welfare Benefits Continuation[6] | 17,529 | 23,371 | — | — | 17,529 | 23,371 | — | — |
| TOTAL | $ 1,435,029 | $ 3,875,254 | $ — | $ — | $ 1,435,029 | $ 3,875,254 | $ 1,771,387 | $ 201,297 |

## STEVEN M. GUBERMAN
### EXECUTIVE VICE PRESIDENT, NATIONALLY MANAGED BUSINESS

| Payments and Benefits Payable Upon Termination | Voluntary Termination | | | Involuntary Termination | | | Permanent Disability or Death | Change in Control (without termination) |
|---|---|---|---|---|---|---|---|---|
| | Good Reason | Change in Control and Good Reason | Retirement[1] | For Cause | Not For Cause | Change in Control and Not For Cause | | |
| Cash Compensation[2] | $ 1,378,125 | $ 1,837,500 | $ — | $ — | $ 1,378,125 | $ 1,837,500 | $ — | $ — |
| Long-term Equity Incentives[3] | — | 1,961,883 | — | — | — | 1,961,883 | 251,387 | 201,297 |
| Benefits[4] | | | | | | | | |
| LTD Insurance Payment[5] | — | — | — | — | — | — | 1,208,000 | — |
| Health and Welfare Benefits Continuation[6] | 30,450 | 40,599 | — | — | 30,450 | 40,599 | — | — |
| TOTAL | $ 1,408,575 | $ 3,839,982 | $ — | $ — | $ 1,408,575 | $ 3,839,982 | $ 1,459,387 | $ 201,297 |

## JAY A. KVASNICKA
### EXECUTIVE VICE PRESIDENT, LOCALLY MANAGED BUSINESS AND FIELD OPERATIONS

| Payments and Benefits Payable Upon Termination | Voluntary Termination | | | Involuntary Termination | | | Permanent Disability or Death | Change in Control (without termination) |
|---|---|---|---|---|---|---|---|---|
| | Good Reason | Change in Control and Good Reason | Retirement[1] | For Cause | Not For Cause | Change in Control and Not For Cause | | |
| Cash Compensation[2] | $ 1,443,750 | $ 1,925,000 | $ — | $ — | $ 1,443,750 | $ 1,925,000 | $ — | $ — |
| Long-term Equity Incentives[3] | — | 1,822,870 | — | — | — | 1,822,870 | 167,612 | 134,235 |
| Benefits[4] | | | | | | | | |
| LTD Insurance Payment[5] | — | — | — | — | — | — | 1,496,000 | — |
| Health and Welfare Benefits Continuation[6] | 28,517 | 38,023 | — | — | 28,517 | 38,023 | — | — |
| TOTAL | $ 1,472,267 | $ 3,785,893 | $ — | $ — | $ 1,472,267 | $ 3,785,893 | $ 1,663,612 | $ 134,235 |

(1) Retirement is not treated differently than any other voluntary termination without good reason under any of our compensation plans or agreements with our NEOs.

(2)  In the event of a qualifying termination, cash compensation payable includes: (a) all accrued and unpaid base salary through the date of the NEO's termination of active employment; (b) an AIP award for the year of termination, prorated to the date of termination and based on actual performance with respect to the current year AIP; (c) if no change in control, continuation of base salary as in effect immediately before the termination for 18 months (24 months in the case of Mr. Satriano) payable in installments or, if following a change in control, a payment equal to 24 months (30 months in the case of Mr. Satriano) of base salary as in effect immediately before the termination payable in a lump sum; and (d) if no change in control, a fixed bonus equal to the NEO's then-current AIP target award multiplied by 1.5 (2.0 in the case of Mr. Satriano) payable in equal annual installments over 18 months (24 months in the case of Mr. Satriano) or, if following a change in control, a fixed bonus equal to the NEO's then-current AIP target award multiplied by 2.0 (2.5 in the case of Mr. Satriano) payable in a lump sum.

(3)  These amounts include: (a) the difference between the exercise prices of unvested stock options that would immediately vest and become exercisable multiplied by the number of such unvested stock options; and (b) the number of outstanding RSUs that would immediately vest, each multiplied by the closing price of a share of our common stock on December 28, 2018 as reported on the NYSE. Under our equity award agreements, in the event of permanent disability or death, with respect to each NEO:

    (i)  the portion of the NEO's time-based equity awards that would have become exercisable on the next scheduled vesting date if the NEO had remained employed with us through that date will become vested and exercisable; and

    (ii) the portion of the NEO's performance-based equity awards that would have vested, and, in the case of stock options, become exercisable, during the fiscal year in which the NEO's employment ends, if the NEO had remained employed with us through that date, will remain outstanding through the date on which we determine whether the applicable performance goals are met for that fiscal year. If such performance goals are met, such portion of the performance-based equity awards will vest, and, in the case of stock options, become exercisable, on such performance-vesting determination date. Otherwise, such portion of the performance-based equity awards will be forfeited.

    In the event of a change in control, under the 2016 Plan, all equity awards will vest and become exercisable (A) immediately prior to the change in control if they would not otherwise be continued, converted, assumed, or replaced by the Company or a successor entity or (B) upon termination without cause of or resignation for good reason by the NEO if within the 18-month period immediately following the change in control. The time-based equity awards granted under the 2007 Plan vest immediately prior to a change in control.

(4)  If the NEO is terminated without cause or resigns for good reason (whether or not following a change in control), the executive is additionally entitled to (a) a payment attributable to base salary for unused vacation accrued during the calendar year of the termination and (b) certain career transition and outplacement services and access to certain office and administrative services for a period not to exceed 12 months following the termination.

(5)  In the event of death, the NEO's beneficiary will receive payments under our basic life insurance program in an amount up to a maximum of $1,500,000. If the NEO chose to participate in the supplemental life/AD&D insurance program, his or her beneficiary will receive payments up to a maximum of $3,500,000. The amounts reported in this row include amounts that the NEO would receive under our enhanced Long-Term Disability insurance program. Under the program, the benefit is increased from 60% of monthly earnings to 66 2/3% of monthly earnings. Each NEO who has elected Long Term Disability Insurance coverage would exceed the $20,000 monthly maximum benefit under the enhanced Long-Term Disability program. Accordingly, the amounts reported in this row reflect the difference between the maximum benefits under the Long-Term Disability program and the enhanced Long-Term Disability program ($8,000) multiplied the number of months until retirement age under the Social Security Act.

(6)  These amounts include a lump sum payment to the NEO for the estimated cost of continuation of medical and dental coverage through COBRA for the NEO and his or her covered dependents, if no change in control, for 18 months (24 months in the case of Mr. Satriano) or, if following a change in control, for 24 months (30 months in the case of Mr. Satriano).

## CEO PAY RATIO

As required by Section 953(b) of the Dodd-Frank Wall Street Reform Act and Consumer Protection Act of 2010 and Item 402(u) of Regulation S-K, we are providing the following information regarding the ratio of the annual total compensation of Mr. Satriano, our Chairman and CEO, to the median of the annual total compensation of all our employees.

For fiscal 2018:

- the median of the annual total compensation of all our employees (other than Mr. Satriano, our Chairman and CEO), was $78,326; and
- the annual total compensation of Mr. Satriano, our Chairman and CEO, was $8,621,214.

Based on this information, the ratio of the annual total compensation of our Chairman and CEO to the median of the annual total compensation of all our employees is estimated to be 110 to 1.

To determine this pay ratio:

- With respect to the median of the annual total compensation of all our employees, we elected to use the same median employee that we used for purposes of preparing our fiscal 2017 pay ratio disclosure, as permitted under SEC rules. Since the date used to select the fiscal 2017 median employee, there have been no changes in the Company's employee population or compensation arrangements that we believe would significantly impact the pay ratio disclosure. In making this determination, we considered the prior exclusion of certain employees that joined the Company in fiscal 2017 in connection with acquisitions and concluded that their inclusion would not cause the Company's employee population and compensation arrangements to change in a manner that would significantly impact the pay ratio disclosure.
- With respect to the annual total compensation of our Chairman and CEO, we used the amount reported in the "Total" column of the Fiscal 2018 Summary Compensation Table above and added the estimated value of his health care benefits (estimated for him and his eligible dependents at $14,068).

# PROPOSAL 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Board recognizes that holding an annual advisory vote on executive compensation provides stockholders with the opportunity to effectively share perspectives on the Company's executive compensation program and philosophy. As a result, and in accordance with Section 14A of the Exchange Act, we are providing stockholders with the opportunity to cast an advisory vote on the compensation of our NEOs, as described in the sections entitled "Compensation, Discussion and Analysis" beginning on page 20 and "Executive Compensation" beginning on page 32. Although the vote is advisory and non-binding on the Company and the Board and its committees, we value the opinions of our stockholders and the Compensation Committee intends to consider this vote when deciding whether to make changes to our executive compensation program.

As discussed in the sections entitled "Compensation Discussion and Analysis" beginning on page 20 and "Executive Compensation" beginning on page 32, which we urge you to review carefully, our

executive compensation program is designed to attract, motivate, and retain the right talent and appropriately incentivize our executives to stay committed to executing our long-range plan and increasing long-term stockholder value.

We believe our 2018 executive compensation program demonstrates our philosophy of aligning pay with performance and is supplemented by sound compensation policies and practices.

The Board unanimously recommends that our stockholders vote in favor of the following resolution:

"RESOLVED, that the stockholders of the Company approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC, including in the sections entitled "Compensation Discussion and Analysis" and "Executive Compensation" in this proxy statement."

☑ THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A **VOTE FOR** THIS PROPOSAL.

# PROPOSAL 3:  APPROVAL OF US FOODS HOLDING CORP. 2019 LONG-TERM INCENTIVE PLAN

At the Annual Meeting, our stockholders will be asked to approve the US Foods Holding Corp. 2019 Long-Term Incentive Plan (the "2019 Plan"). The 2019 Plan was approved by the Board on February 20, 2019, subject to stockholder approval, and will replace the 2016 Plan. If the 2019 Plan is approved by our stockholders, we will continue to be able to make awards of long-term incentives, which we believe are critical for attracting, motivating, rewarding, and retaining a talented management team which will contribute to our success.

As described further below, the maximum number of shares of our common stock reserved for issuance under the 2019 Plan will be 16,200,000 (reduced by the number of shares of our common stock granted under the 2016 Plan on or after February 28, 2019), subject to adjustment in connection with certain capitalization events in accordance with the 2019 Plan. As of February 28, 2019, awards for 4,325,678 shares of our common stock were outstanding under the 2016 Plan, with performance-based awards measured assuming maximum vesting and issuance levels. In addition, as of February 28, 2019, there were approximately 4,032,572 shares of our common stock that remained available for future issuances under the 2016 Plan, with performance-based awards measured assuming maximum vesting and issuance levels. Upon approval of the 2019 Plan by our stockholders, the shares of our common stock remaining available for future issuances under the 2016 Plan will cease to be available for future grants and no future equity awards may be granted under the 2016 Plan.

## 2019 PLAN PURPOSE AND HIGHLIGHTS

The purpose of the 2019 Plan is to provide a means through which the Company and its subsidiaries may attract and retain key personnel and to provide a means whereby directors, officers, employees, consultants, and advisors can acquire and maintain an equity interest in the Company or be paid incentive compensation, strengthening their commitment to the welfare of the Company and aligning their interests with those of our stockholders.

Under the 2019 Plan, the Company may grant:

- Stock awards in the form of RSAs or RSUs ("Stock Awards");
- Nonqualified stock options;
- Incentive stock options (within the meaning of Section 422 of the Internal Revenue Code) (collectively with nonqualified stock options, "Options");
- SARs, in the form of free-standing SARs or SARs granted in tandem with an Option;
- Other equity-based awards; and
- Other cash-based awards.

Some of the key features of the 2019 Plan are as follows:

- Options and SARs may not be repriced or replaced with cash or other awards without stockholder approval;
- Dividend equivalent rights with respect to Options and SARs are prohibited;
- Dividend or dividend equivalent rights granted with respect to any award (other than an Option or SAR) are subject to the same vesting conditions as the underlying award;
- A minimum vesting period of 12 months is required, subject to an exception with respect to up to 5% of the available shares of our common stock under the 2019 Plan and the ability to provide for acceleration or continued vesting upon termination of employment events or a change in control;
- The maximum number of shares of our common stock available for awards is 16,200,000 (reduced by the number of shares of our common stock granted under the 2016 Plan on or after February 28, 2019), subject to adjustment in connection with certain capitalization events in accordance with the 2019 Plan;
- The maximum number of shares of our common stock subject to awards granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to the non-employee director, may not exceed $750,000 in total value; and
- Except with respect to substitute awards granted in connection with a corporate transaction, the purchase price of Options and the base price for SARs may not be less than the fair market value of a share of our common stock on the date of grant.

## DESCRIPTION OF THE 2019 PLAN

The following description of the 2019 Plan is a summary only and is qualified in its entirety by reference to, and should be read in conjunction with, the full text of the 2019 Plan, a copy of which is attached to this proxy statement as Appendix B and incorporated into this proxy statement by reference.

### ADMINISTRATION

The 2019 Plan will be administered by a committee designated by the Board or any properly delegated subcommittee. The Board has designated the Compensation Committee as the committee responsible for administering the 2019 Plan. Subject to the terms of the 2019 Plan, the Compensation Committee will have the authority to select eligible persons to receive awards and determine all of the terms and conditions of each award. The Compensation Committee will also have authority to establish rules and regulations for administering the 2019 Plan and to decide questions of interpretation or application of any provision of the 2019 Plan.

Except to the extent prohibited by applicable law or the applicable rules of any securities exchange, the Compensation Committee may allocate some or all of its power and authority under the 2019 Plan to any one or more of its members and may delegate all or any part of its powers and responsibilities to any person or persons selected by it. However, for any award intended to qualify for exemption under Rule 16b-3 of the Exchange Act, the Compensation Committee may only delegate its authority to the Board or a subcommittee of two or more directors qualifying as non-employee directors under Section 16 of the Exchange Act.

### AVAILABLE SHARES

Awards granted under the 2019 Plan will be subject to the following limitations: (1) no more than 16,200,000 shares of our common stock (reduced by the number of shares of our common stock granted under the 2016 Plan on or after February 28, 2019) (the "Absolute Share Limit") will be available for awards under the 2019 Plan, subject to adjustment pursuant to the capitalization provisions set forth in the 2019 Plan; (2) a number of shares of our common stock equal to the Absolute Share Limit may be issued in the aggregate pursuant to incentive stock options granted under the 2019 Plan, subject to adjustment pursuant to the capitalization provisions set forth in the 2019 Plan; and (3) the maximum number of shares of our common stock subject to awards granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to the non-employee director during the fiscal year, may not exceed $750,000 in total value (calculating the value of any awards based on the grant date fair value of the awards for financial reporting purposes).

Other than with respect to substitute awards granted in connection with a corporate transaction, to the extent that an award granted under the 2019 Plan, the 2016 Plan, or the 2007 Plan expires or is cancelled, forfeited, terminated, settled in cash, or otherwise settled without delivery to the participant of the full number of shares of our common stock to which the award related, the undelivered shares will again be available for grant under the 2019 Plan. Shares of

our common stock withheld by the Company and its subsidiaries or surrendered by the participant in payment of the exercise price or taxes relating to an award granted under the 2019 Plan, the 2016 Plan, or the 2007 Plan will be deemed to constitute shares of our common stock not issued to the participant and will again be available for the grant awards under the 2019 Plan. However, the shares of our common stock will not become available for issuance if either: (1) the applicable shares are withheld or surrendered following the termination of the 2019 Plan; or (2) at the time the applicable shares are withheld or surrendered, the recycling of the shares would constitute a material revision of the 2019 Plan subject to stockholder approval under any then-applicable rules of the national securities exchange on which the common stock is listed. Shares of our common stock issued by the Company in settlement of awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or by private purchase, or a combination of the foregoing.

On February 28, 2019, the closing price of a share of our common stock as reported on the NYSE was $35.24.

### ELIGIBILITY

Participants in the 2019 Plan may consist of any: (1) individual employed by the Company or any of its subsidiaries (provided that no employee covered by a collective bargaining agreement will be an eligible person unless and to the extent that eligibility is set forth in the collective bargaining agreement or in a related agreement or instrument; (2) director or officer of the Company or any of its subsidiaries; or (3) consultant or advisor to the Company or any of its subsidiaries who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act of 1933. Participants will be selected by the Compensation Committee, in its sole discretion.

As of February 28, 2019, approximately 25,009 employees and eight non-employee directors of the Company would be eligible to participate in the 2019 Plan. However, historically, approximately 450 employees, along with the non-employee directors, have actually participated in the Company's long-term incentive program.

## CHANGES IN CAPITAL STRUCTURE AND SIMILAR EVENTS

In the event of (1) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase, or exchange of shares of our common stock or other securities, issuance of warrants or other rights to acquire shares of our common stock or other securities, or other similar corporate transaction or event that affects the shares of our common stock (including a change in control) or (2) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations, or other requirements, that the Compensation Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants, the Compensation Committee will make proportionate substitution or adjustment, as it deems equitable, to any or all of (a) the Absolute Share Limit, or any other limit applicable under the 2019 Plan with respect to the number of awards which may be granted under it, and (b) the terms of any outstanding award, including (i) the number of shares of our common stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate, (ii) the exercise price or strike price with respect to any award, or (iii) any applicable performance goals. However, in the case of any "equity restructuring," the Compensation Committee will make an equitable or proportionate adjustment to outstanding awards to reflect the equity restructuring.

In connection with any event described in the paragraph above, the Compensation Committee may, in its sole discretion, provide for any one or more of the following: (1) substitution or assumption of awards, acceleration of the exercisability of, lapse of restrictions on, or termination of awards or provision of a period of time for participants to exercise outstanding awards prior to the occurrence of the event; or (2) cancellation of any one or more outstanding awards and payment to the holders of the awards that are vested as of cancellation (including any awards that would vest as a result of the occurrence of the event but for the cancellation or for which vesting is accelerated by the Compensation Committee in connection with the event) the value of the awards, if any, as determined by the Compensation Committee (which value, if applicable, may be based upon the price per share of our common stock received or to be received by other holders of our common stock as part of the event), including, in the case of Options and SARs, a cash payment equal to any excess of the fair market value of the shares of our common stock subject to the Option or SAR over its aggregate exercise price or strike price or, in the case of RSAs, RSUs, or other equity-based awards that are not vested as of the cancellation, a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to the award prior to cancellation of the underlying shares.

Under the 2019 Plan, a change in control is generally defined as: (1) certain acquisitions of more than 50% of the outstanding shares of our common stock or combined voting power; (2) unapproved changes in the majority of our Board composition during a 12-month period; or (3) the sale, transfer, or other disposition of all or substantially all of the assets of the Company.

## AMENDMENT AND TERMINATION

The Board may amend, alter, suspend, discontinue, or terminate the 2019 Plan or any portion thereof at any time. However, no amendment, alteration, suspension, discontinuance, or termination shall be made without stockholder approval if (1) stockholder approval is necessary to comply with any regulatory requirement applicable to the 2019 Plan or for changes in GAAP, (2) it would materially increase the number of securities which may be issued under the 2019 Plan, or (3) it would materially modify the requirements for participation in the 2019 Plan. In addition, any amendment, alteration, suspension, discontinuance, or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any outstanding award will not be effective without the consent of the affected participant, holder, or beneficiary.

The Compensation Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel, or terminate any award granted or the associated award agreement, prospectively or retroactively (including after the termination of a participant's employment). Any waiver, amendment, alteration, suspension, discontinuance, cancellation, or termination that would materially and adversely affect the rights of any participant with respect to any outstanding award will not be effective without the consent of the affected participant.

## NO REPRICING OR CASH BUYOUTS

Without stockholder approval, (1) no amendment or modification may reduce the exercise price of any Option or the strike price of any SAR, (2) the Compensation Committee may not cancel any outstanding Option or SAR and replace it with a new Option or SAR (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the intrinsic value of the cancelled Option or SAR, and (3) the Compensation Committee may not take any other action which is considered a "repricing" for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted.

## MINIMUM VESTING REQUIREMENTS

No award (or portion of any award) granted under the 2019 Plan may become exercisable or vested prior to the one-year anniversary of the date of grant. However, that restriction will not apply to awards granted under the 2019 Plan with respect to the number of shares of our common stock which, in the aggregate, does not exceed 5% of the Absolute Share Limit. In addition, the minimum vesting restrictions included in the 2019 Plan do not restrict the right of the Compensation Committee to provide for the acceleration or continuation of the vesting or exercisability of an award upon or after a change in control, a termination of employment or service, or otherwise, including as a result of a termination without cause, disability, retirement, or constructive termination.

## NON-TRANSFERABILITY

The 2019 Plan restricts an award holder from transferring awards granted under the 2019 Plan other than by will, pursuant to the laws of descent and distribution or beneficiary designation procedures approved by the Company, or, to the extent expressly permitted by the Compensation Committee, to the holder's family members, a trust or entity established by the holder for estate planning purposes, or a charitable organization designated by the holder, in each case without consideration.

## OPTIONS AND SARS

Under the 2019 Plan, the Compensation Committee may grant nonqualified stock options and incentive stock options with terms and conditions that are not inconsistent with the 2019 Plan. Except with respect to substitute awards granted in connection with corporate transactions, all Options granted under the 2019 Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying an Option on the date the Option is granted, or, with respect to any Options intended to qualify as incentive stock options, any higher exercise price as prescribed by Section 422 of the Internal Revenue Code. The maximum term for Options granted under the 2019 Plan will be ten years from the initial date of grant, or, with respect to any Options intended to qualify as incentive stock options, any shorter period as prescribed by Section 422 of the Internal Revenue Code. The purchase price for the common stock as to which an Option is exercised may be paid to us, to the extent permitted by law, (1) in cash or its equivalent at the time the Option is exercised, (2) in common stock having a fair market value equal to the aggregate exercise price of the Option being exercised and satisfying any requirements that may be imposed by the Compensation Committee (provided that the shares are not subject to any pledge or other security interest), or (3) by any other method as the Compensation Committee may permit in its sole discretion, including (a) in other property having a fair market value on the date of exercise equal to the exercise price, (b) through the delivery of irrevocable instructions to a broker to sell the common stock being acquired upon the exercise of the Option and to deliver to us the amount of the proceeds of the sale equal to the aggregate exercise price of the Option being exercised, or (c) through a "net exercise" procedure effected by withholding the minimum number of shares of our common stock needed to pay the exercise price and any applicable required withholding taxes. Any fractional shares of our common stock will be settled in cash.

Under the 2019 Plan, the Compensation Committee may grant SARs with terms and conditions that are not inconsistent with the 2019 Plan. The Compensation Committee may award SARs in tandem with an Option grant or independent of an Option grant. Generally, each SAR will entitle the participant upon exercise to an amount (in cash, shares, or a combination of cash and shares, as determined by the Compensation Committee) equal to the product of (1) the excess of (a) the fair market value on the exercise date of one share of our common stock over (b) the strike price per share of our common stock covered by the SAR, multiplied by (2) the number of shares of our common stock covered by the SAR, less any taxes required to be withheld. The strike price per share of our common stock covered by a SAR will be determined by the Compensation Committee at the time of grant, but in no event may the amount be less than 100% of the fair market value of a share of our common stock on the date of grant (other than in the case of substitute awards granted in connection with a corporate transaction). The maximum term of a SAR will be ten years from the date of grant.

## STOCK AWARDS

Under the 2019 Plan, the Compensation Committee may grant RSAs or RSUs, each representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of our common stock or, in the sole discretion of the Compensation Committee, the cash value thereof (or any combination thereof). As to RSAs, subject to the other provisions of the 2019 Plan, the holder will generally have the rights and privileges of a stockholder as to the restricted stock, including the right to vote the restricted stock (except that any dividends payable on restricted stock will be retained and delivered without interest to the holder when the restrictions lapse). To the extent provided in the applicable award agreement, the holder of outstanding RSUs will be entitled to be credited with dividend equivalent payments (upon the payment by us of dividends on shares of our common stock) either in cash or, at the sole discretion of the Compensation Committee, in shares of our common stock having a value equal to the amount of the dividends (and interest may, at the sole discretion of the Compensation Committee, be credited on the amount of cash dividend equivalents at a rate and subject to terms determined by the Compensation Committee), which will be payable at the same time the underlying RSUs are settled following the release of the restrictions. A participant will have no rights or privileges as a stockholder as to RSUs until the underlying shares of our common stock are transferred to the participant following vesting.

## OTHER EQUITY-BASED AWARDS AND OTHER CASH-BASED AWARDS

The Compensation Committee may grant other equity-based or cash-based awards under the 2019 Plan, with terms and conditions that are not inconsistent with the 2019 Plan.

## PERFORMANCE GOALS

The granting, vesting, exercisability, or payment of awards under the 2019 Plan may also be subject to the satisfaction of performance goals. The performance goals may be based on the attainment of one or more of the following of the Company (and/or one or more of the Company's subsidiaries, divisions or operational and/or business units, product lines, brands, business segments, or administrative departments), which may be determined in accordance with GAAP or on a non-GAAP basis: (1) net earnings, net income (before or after taxes), or consolidated net income; (2) basic or diluted earnings per share (before or after taxes); (3) net revenue or net revenue growth; (4) gross revenue or gross revenue growth, gross profit, or gross profit growth; (5) net operating profit (before or after taxes); (6) return measures (including return on investment, assets, capital, employed capital, invested capital, equity, or sales); (7) cash flow measures (including operating cash flow, free cash flow, or cash flow return on capital), which may but are not required to be measured on a per share basis; (8) actual or adjusted earnings before or after interest, taxes, depreciation, and/or amortization (including EBIT and EBITDA); (9) gross or net operating margins; (10) productivity ratios; (11) share price (including growth measures and total stockholder return); (12) expense targets, cost reduction goals, or general and administrative expense savings; (13) operating efficiency; (14) customer/client satisfaction; (15) working capital targets; (16) economic value added or other "value creation" metrics; (17) enterprise value; (18) sales; (19) stockholder return; (20) customer/client retention; (21) competitive market metrics; (22) employee retention; (23) personal targets, goals, or completion of projects (including succession and hiring projects, specific acquisitions, dispositions, reorganizations, or other corporate or capital-raising transactions, expansions of specific business operations, and divisional or project budgets); (24) comparisons of continuing operations to other operations; (25) market share; (26) cost of capital, debt leverage year-end cash position, or book value; (27) strategic objectives; (28) debt reduction; or (29) any other goals as the Compensation Committee may determine. Any one or more of the performance goals may be stated as a percentage of another performance goal, or used on an absolute or relative basis to measure the performance of the Company and/or one or more of the Company's subsidiaries, divisions or operational and/or business units, product lines, brands, business segments, or administrative departments as the Compensation Committee may deem appropriate, or any of the above listed performance goals may be compared to the performance of a selected group of comparison companies, or a published or special index that the Compensation Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Compensation Committee also has the authority to provide for accelerated vesting of any award based on the achievement of the performance goals. In establishing a performance goal or determining the achievement of a performance goal, the Compensation Committee may provide that achievement of the performance goal may be amended or adjusted to include or exclude components of any performance goal, including foreign exchange gains and losses, asset write-downs, acquisitions and divestitures, changes in fiscal year, unbudgeted capital expenditures, special charges such as restructuring or impairment charges, debt refinancing costs, extraordinary or noncash items, unusual, infrequently occurring, nonrecurring, or one-time events affecting the Company or its financial statements, or changes in law or accounting principles. Performance goals will be subject to any other special rules and conditions as the Compensation Committee may establish from time to time.

## CLAWBACK/REPAYMENT

All awards will be subject to reduction, cancellation, forfeiture, or recoupment to the extent necessary to comply with any clawback, forfeiture, or other similar policy adopted by the Board or the Compensation Committee (including our Executive Compensation Recoupment Policy) and applicable law. Further, to the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including by reason of a financial restatement, mistake in calculations, or other administrative error), the participant will be required to repay any the excess amount to the Company.

## NEW PLAN BENEFITS

The number of Options, Stock Awards, and other forms of awards that will be granted under the 2019 Plan is not currently determinable.

# MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a brief summary of certain U.S. federal income tax consequences generally arising with respect to awards under the 2019 Plan. The below description does not address all of the U.S. federal income tax consequences of participating in the 2019 Plan that may be relevant to participants in light of their personal investment or tax circumstances and does not discuss any state, local, or non-U.S. tax consequences of participating in the 2019 Plan. Each participant is advised to consult his or her personal tax advisor concerning the application of the U.S. federal income tax laws to the participant's particular situation, as well as the applicability and effect of any state, local, or non-U.S. tax laws before taking any actions with respect to any awards.

## SECTION 162(m) OF THE INTERNAL REVENUE CODE

Section 162(m) of the Internal Revenue Code generally limits to $1 million the amount that a publicly-held corporation is allowed each year to deduct for the compensation paid to each of the corporation's chief executive officer, chief financial officer, and certain of the corporation's current and former executive officers.

## OPTIONS

A participant will not recognize taxable income and the Company will not be entitled to a tax deduction at the time an Option is granted. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) upon exercise of a nonqualified stock option equal to the excess of the fair market value of the shares of our common stock purchased over their purchase price, and the Company will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Internal Revenue Code apply. A participant will not recognize income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares of our common stock acquired by exercise of an incentive stock option are held for at least two years from the date the Option was granted and for at least one year from the date it was exercised, any gain or loss arising from a subsequent disposition of those shares will be taxed as long-term capital gain or loss, and the Company will not be entitled to any deduction. If, however, the shares are disposed of within the period described above, then in the year of that disposition the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of (1) the amount realized upon that disposition and (2) the excess of the fair market value of those shares on the date of exercise over the purchase price, and the Company will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Internal Revenue Code apply.

## SARS

A participant will not recognize taxable income and the Company will not be entitled to a tax deduction at the time SARs are granted. Upon exercise, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares of our common stock delivered and the amount of cash paid by the Company. This amount is deductible by the Company as compensation expense, except to the extent the deduction limits of Section 162(m) of the Internal Revenue Code apply.

## STOCK AWARDS

A participant will not recognize taxable income and the Company will not be entitled to a tax deduction at the time stock subject to a substantial risk of forfeiture is granted, unless the participant makes an election to be taxed at that time. If that election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant in an amount equal to the excess of the fair market value for the shares of our common stock at that time over the amount, if any, paid for those shares. If the election is not made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time the restrictions constituting a substantial risk of forfeiture lapse in an amount equal to the excess of the fair market value of the shares of our common stock at the time over the amount, if any, paid for those shares. The amount of ordinary income recognized by making the above described election or upon the lapse of restrictions is deductible by the Company as compensation expense, except to the extent the deduction limits of Section 162(m) of the Internal Revenue Code apply.

A participant will not recognize taxable income and the Company will not be entitled to a tax deduction at the time an RSU is granted. Upon settlement of RSUs, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares of our common stock delivered and the amount of any cash paid by the Company. The amount of ordinary income recognized is deductible by the Company as compensation expense, except to the extent the deduction limits of Section 162(m) of the Internal Revenue Code apply.

The tax consequences of other equity-based awards will depend on the structure of the awards at the time of grant.

☑ THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A **VOTE FOR** THIS PROPOSAL.

## EQUITY COMPENSATION PLAN INFORMATION

The Company currently has three equity compensation plans under which shares of our common stock are authorized for issuance to eligible directors, officers, and employees: (1) the 2007 Stock Incentive Plan for Key Employees of USF Holding Corp. and its Affiliates (as amended, the "2007 Plan"); (2) the 2016 Plan; and (3) the US Foods Holding Corp. Amended and Restated Employee Stock Purchase Plan (the "ESPP"). Since June 1, 2016, the Company has issued awards under two of the three equity compensation plans: the 2016 Plan and the ESPP. The 2007 Plan terminated according to its terms on December 21, 2017.

The following table summarizes equity compensation plan information for the 2007 Plan, the 2016 Plan, and the ESPP, all of which are stockholder approved, as a group as of December 29, 2018:

| Plan Category | Number of shares underlying outstanding options, restricted stock units and rights[a] | Weighted-average exercise price of shares underlying outstanding options and rights[b] | Number of shares available for future issuance under equity compensation plans (excluding shares reflected in column (a))[c] |
|---|---|---|---|
| Equity compensation plans approved by stockholders | 6,026,363[1] | $ 22.48[2] | 7,198,409[3] |
| Equity compensation plans not approved by stockholders | — | — | — |
| **TOTAL** | **6,026,363** | **$ 22.48** | **7,198,409** |

(1) This number consists of 1,538,945 shares subject to outstanding awards granted under the 2007 Plan and 4,487,418 shares subject to outstanding awards under the 2016 Plan. For purposes of the calculation of this number, outstanding performance-based awards were measured assuming maximum vesting and issuance levels (which are 200% of target levels) and, accordingly, 249,314 shares subject to outstanding performance-based awards are included (rather than 124,657 shares if target vesting and issuance levels were assumed).

(2) This weighted-average exercise price is calculated based on the exercise prices of outstanding stock options and does not reflect the shares that will be issued upon the vesting of outstanding RSAs and RSUs, which have no exercise price.

(3) This number consists of 3,926,419 shares available for issuance under the 2016 Plan and 3,271,990 shares reserved for issuance under the ESPP. For purposes of the calculation of the 2016 Plan portion of this number, outstanding performance-based awards were measured assuming maximum vesting and issuance levels (which are 200% of target levels) and, accordingly, 249,314 shares subject to outstanding performance-based awards are counted (rather than 124,657 shares if target vesting and issuance levels were assumed). Upon approval of the 2019 Plan by our stockholders, the shares remaining available for future issuances under the 2016 Plan will cease to be available for future grants and no future equity awards may be granted under the 2016 Plan. This number does not reflect the 161,501 additional shares that were sold to participants of the ESPP on the March 1, 2019 purchase date, which are no longer available for issuance. No future equity awards may be granted under the 2007 Plan.

# PROPOSAL 4: ADOPTION OF RESTATED CERTIFICATE OF INCORPORATION

The Board has unanimously approved and declared advisable, and recommends that our stockholders adopt, the proposed further amendment and restatement of the Certificate of Incorporation to: (1) provide for the phased-in elimination of the classification of the Board and implementation of the annual election of all our directors commencing with our 2022 annual meeting of stockholders; and (2) remove references to a terminated agreement with our former private equity sponsors that no longer apply. The following description of the proposed amendments to the Certificate of Incorporation is a summary only and is qualified in its entirety by reference to, and should be read in conjunction with, the full text of the Certificate of Incorporation as proposed to be amended and restated, a marked copy of which is attached to this proxy statement as Appendix C (the "Proposed Restated Certificate of Incorporation") and incorporated into this proxy statement by reference.

## DECLASSIFICATION OF BOARD OF DIRECTORS

The Nominating and Corporate Governance Committee, in making its recommendation to the Board regarding the Proposed Restated Certificate of Incorporation, and the Board, in approving and declaring advisable the Proposed Restated Certificate of Incorporation, examined a number of factors. These factors included the relative merits of classified and declassified boards of directors, the views expressed to us during our engagement with a number of our stockholders, the publicized views of institutional investor groups and other stockholders, and general corporate governance trends. Although the Board believes that a classified board of directors offers certain advantages, including continuity and stability, the Board recognizes that governance structures in which all members of the board of directors are elected annually can increase director accountability to stockholders and provide a means for stockholders to influence corporate governance policies in a more timely manner. Considering this, and upon the recommendation of the Nominating and Corporate Governance Committee, the Board determined that the phased-in elimination of the classification of the Board in the manner provided in the Proposed Restated Certificate of Incorporation is advisable and in the best interests of the Company and its stockholders, and approved the Proposed Restated Certificate of Incorporation and directed that it be submitted to our stockholders for adoption at the Annual Meeting.

The FIFTH article of the Certificate of Incorporation currently provides for the Board to be divided into three classes, with directors elected to serve for staggered three-year terms. If the Proposed Restated Certificate of Incorporation is adopted by our stockholders at the Annual Meeting and becomes effective, all directors elected prior to the effectiveness of the Proposed Restated Certificate of Incorporation (including the three directors who are elected at the Annual Meeting) will continue to serve for the remainder of their then-current three-year terms (and until their respective successors are duly elected and qualified or until their earlier death, resignation, retirement, disqualification, or removal) and, thereafter, those directors or their successors will be subject to annual election for one-year terms. Accordingly,

if the Proposed Restated Certificate of Incorporation is adopted by our stockholders at the Annual Meeting and becomes effective, beginning with the Company's 2022 annual meeting of stockholders, the declassification of the Board will be complete and all directors will stand for election on an annual basis.

The Proposed Restated Certificate of Incorporation would not change the Company's current number of directors (which is nine) or the Board's authority to change that number and fill any vacancies, including vacancies that may be caused by newly created directorships. Pursuant to the Proposed Restated Certificate of Incorporation, any director elected to fill a vacancy before the 2022 annual meeting of stockholders will serve the remainder of the term of the director whom he or she is replacing or, in the case of a newly created directorship, for the remainder of the term for which he or she is elected, and until his or her successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification, or removal. Thereafter, a director elected to fill a vacancy would hold office until the next succeeding annual meeting of stockholders and until his or her successor has been elected and qualified or until his or her earlier death, resignation, retirement, disqualification, or removal.

The FIFTH article of the Certificate of Incorporation also currently provides that a director may be removed from the Board only for cause and only by the affirmative vote of the holders of at least 50% of the outstanding shares of our common stock. If the Proposed Restated Certificate of Incorporation is adopted by our stockholders at the Annual Meeting and becomes effective, (1) until the 2022 annual meeting of stockholders (i.e., while the Board remains classified), a director may be removed from the Board only for cause and only by the affirmative vote of the holders of at least a majority of the outstanding shares of our common stock and (2) beginning after the 2022 annual meeting of stockholders (i.e., once all directors are subject to annual election), a director may be removed from the Board by the affirmative vote of the holders of at least a majority of the outstanding shares of our common stock, with or without cause.

## ELIMINATION OF REFERENCES TO TERMINATED STOCKHOLDERS AGREEMENT

The Certificate of Incorporation also currently includes various references to an Amended and Restated Stockholders Agreement, dated as of January 1, 2016 (the "Stockholders Agreement"), by and among the Company and our former private equity sponsors. While in effect, the Stockholders Agreement provided our former private equity sponsors with certain consent, director election, and other governance rights. As of December 4, 2017, our former private equity sponsors ceased to own any shares of our common stock and, accordingly, the Stockholders Agreement was terminated. As a result, the references to the Stockholders Agreement in the Certificate of Incorporation no longer apply. If the Proposed Restated Certificate of Incorporation is adopted by our stockholders at the Annual Meeting and becomes effective, the references to the Stockholders Agreement will be removed.

## SUMMARY

If our stockholders approve this proposal, the Proposed Restated Certificate of Incorporation will become effective upon filing with the Secretary of State of the State of Delaware, which would be expected to occur promptly following the final adjournment of the Annual Meeting. This would initiate the phased-in elimination of the classification of the Board and implementation of the annual election of all our directors commencing with our 2022 annual meeting of stockholders. If this proposal is not approved, the Board will remain classified and the Certificate of Incorporation will remain unchanged. Other than as described above, the Proposed Restated Certificate of Incorporation effects no further amendments to the Certificate of Incorporation.

☑ THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A **VOTE FOR** THIS PROPOSAL.

# AUDIT COMMITTEE REPORT

In assisting the Board in overseeing and monitoring the quality and integrity of the Company's financial statements, the Audit Committee:

1. Reviewed and discussed the Company's audited financial statements as of and for the fiscal year ended December 29, 2018 (the "Audited Financial Statements") and the report on internal control over financial reporting with management;

2. Discussed with Deloitte the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC; and

3. Received the written disclosures and the letter from Deloitte required by the applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence and discussed with Deloitte its independence from the Company and management.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the Audited Financial Statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2018.

**Audit Committee**

David M. Tehle, Chair
Court D. Carruthers
Ann E. Ziegler

# PROPOSAL 5: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte has acted as our independent registered public accounting firm since 2006 and has been appointed by the Audit Committee to audit our financial statements for fiscal 2019. Representatives from Deloitte are expected to be present at the Annual Meeting, with the opportunity to make statements if they wish to do so, and are expected to be available to respond to appropriate questions.

Although we are not required to seek stockholder ratification of the appointment of the independent registered public accounting firm, the Board believes it is a sound corporate governance practice. If the appointment of Deloitte is not ratified at the Annual Meeting, the fiscal 2019 appointment will remain unchanged, but the Audit Committee will consider the outcome of the vote on this proposal in determining whether it will appoint Deloitte as the independent registered public accounting firm for fiscal 2020.

## AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES

Before the Company engages Deloitte to provide any audit or non-audit services, each engagement is submitted to the Audit Committee for its approval. The Audit Committee has adopted a policy concerning approval of audit and non-audit services proposed to be provided by the independent registered public accounting firm to the Company. The policy requires that all services, including audit services and permissible audit-related, tax, and non-audit services, proposed to be provided by the independent registered public accounting firm to the Company be pre-approved by the Audit Committee. In July 2018, the Audit Committee adopted procedures authorizing the Chair of the Audit Committee to pre-approve interim requests for services under a specified dollar threshold, provided that the pre-approval is reviewed with the full Audit Committee at its next meeting. The pre-approval policy was in effect for services to be performed by Deloitte with respect to fiscal 2018.

## FEES PAID TO DELOITTE

The following table sets forth the aggregate fees billed by Deloitte for audit services rendered in connection with the consolidated financial statements and reports for fiscal 2018 and fiscal 2017 and for audit-related, tax, and other services rendered during fiscal 2018 and fiscal 2017 for the Company and its subsidiaries (all of which were pre-approved by the Audit Committee), as well as applicable out-of-pocket costs incurred in connection with the services:

| Fee Category | 2018 | 2017 |
|---|---|---|
| Audit Fees[1] | $ 3,044,000 | $ 3,032,255 |
| Audit-Related Fees[2] | $ 131,000 | $ 995,250 |
| Tax Fees[3] | $ 564,293 | $ 627,758 |
| All Other Fees[4] | $ 41,790 | $ 38,790 |
| **TOTAL FEES:** | **$ 3,781,083** | **$ 4,694,053** |

(1) Includes the aggregate fees for professional services rendered for the audit of the Company's annual financial statements and the quarterly reviews of its financial statements. The fees are for services that are normally provided in connection with statutory or regulatory filings or engagements.
(2) Includes fees for professional services rendered in connection with the Company's SEC filings (exclusive of those noted in Footnote 1 above), including costs relating to the Company's May, September, and December 2017 secondary offerings, and other research and consultation services, including due diligence related to mergers and acquisitions.
(3) Includes the aggregate fees for professional services rendered for tax compliance, consultation, and planning.
(4) Consists of the aggregate fees for all services other than those described above, including consulting work related to operational compliance with regulations.

☑ THE BOARD OF DIRECTORS AND ITS AUDIT COMMITTEE UNANIMOUSLY RECOMMEND A **VOTE FOR** THIS PROPOSAL.

# OTHER BUSINESS

We are not aware of any other matters that will be presented for stockholder action at the Annual Meeting. If other matters are properly introduced, the persons named in the accompanying proxy will vote the shares of our common stock they represent according to their judgment.

# ABOUT THE MEETING

## WHY DID YOU PROVIDE ME THIS PROXY STATEMENT?

We provided you this proxy statement because you were a holder of our common stock as of the close of business on March 4, 2019 (the "Record Date"), and the Board is soliciting your proxy to vote at the Annual Meeting. As permitted by the rules of the SEC, we are mailing a Notice of Internet Availability of Proxy Materials (the "Notice") to our registered and beneficial stockholders beginning on or about March __, 2019 and have elected to provide these stockholders access to this proxy statement and our 2018 Annual Report electronically at *https://materials.proxyvote.com/912008*. The Notice explains how to access the proxy statement and 2018 Annual Report and how

to vote electronically. If you have received a Notice by mail, you will not receive a printed copy of the proxy statement or 2018 Annual Report in the mail, unless you request printed copies. To request a printed copy of our proxy materials, you should follow the instructions included in the Notice.

For information on how to receive electronic delivery of our annual reports to stockholders, proxy statements, proxy cards, and notices of internet availability of proxy materials, please see the section entitled "Can I elect electronic delivery of annual reports and proxy materials?" on page 61.

## WHAT WILL I BE VOTING ON?

At the Annual Meeting, you will be voting on:

1.  The election of the three nominees named in this proxy statement to the Board;
2.  The approval, on an advisory basis, of the compensation paid to our named executive officers for fiscal 2018, as disclosed in this proxy statement (commonly known as a "say on pay resolution");
3.  The approval of the US Foods Holding Corp. 2019 Long-Term Incentive Plan;
4.  The adoption of the Proposed Restated Certificate of Incorporation; and
5.  The ratification of the appointment of Deloitte as our independent registered public accounting firm for fiscal 2019.

## HOW DOES THE BOARD RECOMMEND THAT I VOTE ON THESE MATTERS?

The Board recommends that you vote:

- **FOR** each director nominee;
- **FOR** the approval of the say on pay resolution;
- **FOR** the approval of the US Foods Holding Corp. 2019 Long-Term Incentive Plan;
- **FOR** the adoption of the Proposed Restated Certificate of Incorporation; and
- **FOR** the ratification of the appointment of Deloitte as our independent registered public accounting firm for fiscal 2019.

## WHO IS ENTITLED TO VOTE ON THESE MATTERS?

You are entitled to vote at the Annual Meeting if you owned our common stock as of the close of business on March 4, 2019. On that day, 217,639,265 shares of our common stock were outstanding and eligible to be voted. At the Annual Meeting, each share of common stock owned as of the close of business on the Record Date is entitled to one vote.

Business may not be conducted at the Annual Meeting unless a quorum is present. Under our Bylaws, a quorum is the presence in person or by proxy of the holders of record of a majority of the

outstanding shares of common stock that are entitled to vote at the meeting. If there are not sufficient shares represented at the Annual Meeting in person or by proxy to constitute a quorum for approval of any matter to be voted upon, the Annual Meeting may be adjourned to permit further solicitation of proxies in order to achieve a quorum. Abstentions or withheld votes and broker non-votes are counted to determine whether a quorum is present.

## WHAT IS THE DIFFERENCE BETWEEN A STOCKHOLDER OF RECORD AND A "STREET NAME" HOLDER?

If your shares are registered directly in your name with American Stock Transfer & Trust Company, LLC, the Company's stock transfer agent, you are considered the stockholder of record, or a registered holder, with respect to those shares.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of these shares, and your shares are held in "street name."

## WILL MY SHARES HELD IN STREET NAME BE VOTED IF I DON'T PROVIDE INSTRUCTIONS?

The current NYSE rules allow brokers to vote shares on certain "routine" matters for which their customers do not provide voting instructions. If you own shares in street name through a brokerage account, bank, or other nominee, the ratification of the appointment of Deloitte is considered a "routine" matter on which your broker can use its discretion to vote your shares without your instructions. The proposals relating to the election of directors, the approval of the say on pay resolution, the approval of the 2019 Plan, and the adoption of the Proposed Restated Certificate of Incorporation are not "routine" proposals; therefore, if you submit a proxy but do not instruct your broker how to vote with respect to these proposals, your broker will be unable to vote your shares on these proposals, which is referred to as a "broker non-vote." Broker non-votes will have no effect on the results of the vote on the election of directors, the approval of the say on pay resolution, or the approval of the 2019 Plan. Broker non-votes will have the same effect as a vote against the adoption of the Proposed Restated Certificate of Incorporation.

## HOW MANY VOTES ARE NEEDED TO ELECT THE DIRECTOR NOMINEES?

In order to be elected, each director nominee must receive more votes cast **FOR** his or her election than votes cast **AGAINST** his or her election. Abstentions will have no effect on the outcome of the election of directors. Your broker is not permitted to vote your shares on this matter if no instructions are received from you, and broker non-votes will have no effect on the outcome of the election of directors.

If an incumbent director nominee fails to be elected, he or she will promptly tender resignation to the Board. The Nominating and Corporate Governance Committee will recommend to the Board whether to accept or reject the resignation. After the Board acts on the resignation, it will publicly announce its decision and rationale within 120 days after the date the election results were certified.

## HOW MANY VOTES ARE NEEDED TO APPROVE THE SAY ON PAY RESOLUTION?

The resolution to approve the compensation paid to our NEOs for fiscal 2018, as disclosed in this proxy statement, is advisory and is not binding on the Company, the Board, or the Compensation Committee. The Compensation Committee will, however, consider the outcome of the vote on this proposal when making future executive compensation decisions. In order to approve this proposal, the holders of a majority of shares present in person or by proxy at the Annual Meeting and entitled to vote on the proposal must vote **FOR** the proposal. Abstentions will have the same effect as votes against the proposal. Your broker is not entitled to vote your shares on this matter if no instructions are received from you, and broker non-votes will have no effect on the outcome of the proposal.

## HOW MANY VOTES ARE NEEDED TO APPROVE THE 2019 PLAN?

In order to approve the 2019 Plan, the holders of a majority of the votes cast on the proposal must vote **FOR** the proposal. Abstentions will have the same effect as votes against the proposal. Your broker is not entitled to vote your shares on this matter if no instructions are received from you, and broker non-votes will have no effect on the outcome of the proposal.

## HOW MANY VOTES ARE NEEDED TO ADOPT THE PROPOSED RESTATED CERTIFICATE OF INCORPORATION?

In order to adopt the Proposed Restated Certificate of Incorporation, the holders of a majority of the shares outstanding on the Record Date and entitled to vote on the proposal must vote **FOR** the proposal. Abstentions will have the same effect as votes against the proposal. Your broker is not entitled to vote your shares on this matter if no instructions are received from you, and broker non-votes will have the same effect as votes against the proposal.

## HOW MANY VOTES ARE NEEDED TO RATIFY THE APPOINTMENT OF DELOITTE?

In order to ratify the appointment of Deloitte as our independent registered public accounting firm for fiscal 2019, the holders of a majority of shares present in person or by proxy at the Annual Meeting and entitled to vote on the proposal must vote **FOR** the proposal. Abstentions will have the same effect as votes against the proposal. Unlike the other proposals to be presented at the Annual Meeting, your broker is entitled to vote your shares on this matter if no instructions are received from you.

## WHO IS ALLOWED TO ATTEND THE ANNUAL MEETING?

If you own shares as of the close of business on the Record Date, you are welcome to attend our Annual Meeting. To verify your identity, please be prepared to present government-issued photo identification, such as a driver's license, state identification card, or passport. If you own shares in street name through a brokerage account, bank, or other nominee, you should bring your most recent brokerage account statement or other evidence of your share ownership. We reserve the right to deny admission to any person if we are unable to verify ownership.

## MAY I ASK QUESTIONS AT THE ANNUAL MEETING?

Yes. We expect that all of our directors and executive officers, as well as representatives of our independent registered public accounting firm, Deloitte, will be present at the Annual Meeting. We will provide our stockholders the opportunity to ask general questions following the conclusion of the formal business of the Annual Meeting. We may impose certain procedural requirements, such as limiting repetitive or follow-up questions, so that more stockholders will have an opportunity to ask questions.

# ABOUT VOTING

## WHO IS SOLICITING PROXIES FOR THE ANNUAL MEETING?

The Board is soliciting proxies for the Annual Meeting. We will pay the costs of this solicitation. We have retained MacKenzie Partners, Inc. to assist with the solicitation of proxies for the Annual Meeting for a fee of approximately $20,000, plus routine out-of-pocket expenses. Proxies may be solicited in person, through the mail, or by telephone, facsimile, email, or other electronic means by our directors, officers, and employees without additional compensation. We will also reimburse brokers, nominees, and fiduciaries for their costs in sending proxy materials to holders of shares of our common stock.

## HOW DO I VOTE BY PROXY BEFORE THE ANNUAL MEETING?

We mailed a Notice to our stockholders regarding the internet availability of our proxy materials. These stockholders may choose to view the proxy materials online at *https://materials.proxyvote.com/912008* or receive a paper or email copy of the proxy materials. These stockholders may vote their shares electronically at *www.proxyvote.com*, or by telephone after accessing the website, or by mail after requesting a paper copy of the proxy materials. There is no charge for requesting a paper or email copy.

We have also mailed paper copies of the proxy materials, including the proxy card, to some of our beneficial stockholders. These stockholders may also view the proxy materials online at *https://materials.proxyvote.com/912008*. They may vote their shares by mail, telephone, or internet. To vote by mail, these stockholders should simply complete, sign, and date the proxy card and return it in the postage-paid envelope provided. To vote by telephone or internet, 24 hours a day, 7 days a week, these stockholders should refer to the proxy card for voting instructions.

If your shares are registered in the name of your broker or other nominee, you should vote your shares by providing instructions using the method directed by your broker or other nominee.

This proxy statement and our 2018 Annual Report are publicly available at the "Financial Information—Annual Reports & Proxy Statements" page of our investor relations website at *https://ir.usfoods.com*.

## WHAT IF I DON'T VOTE ON A PARTICULAR MATTER WHEN RETURNING A PROXY CARD?

Properly signed proxy cards received by the Corporate Secretary before the close of voting at the Annual Meeting will be voted according to the directions provided. If a signed proxy card is returned without stockholder direction on a matter, the shares will be voted as recommended by the Board.

## WHAT SHARES ARE INCLUDED ON THE PROXY CARD?

The proxy card represents all the shares registered to you as of the close of business on the Record Date. You may receive more than one proxy card if you hold your shares in multiple accounts. Please vote the shares on each proxy card to ensure that all of your shares are counted.

## HOW CAN I VOTE IN PERSON AT THE ANNUAL MEETING?

Stockholders of record may vote their shares at the Annual Meeting by casting a ballot as instructed during the Annual Meeting.

If your shares are held in street name, you should contact your broker or other nominee to obtain a broker's proxy card and bring it, together with proper identification and your account statement or other evidence of your share ownership, with you to the Annual Meeting.

## I HAVE SHARES REGISTERED IN MY NAME, AND ALSO HAVE SHARES IN A BROKERAGE ACCOUNT OR IN STREET NAME. HOW DO I VOTE THESE SHARES?

Any shares that you own in street name are not included in the total number of shares that are listed on your proxy card. Your broker or other nominee will send you directions on how to vote those shares.

## CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

You may change your vote or revoke your proxy for you registered shares by:

- delivering written notice to the Corporate Secretary at any time before the close of voting at the Annual Meeting;
- submitting a later dated proxy electronically or by telephone in accordance with the instructions in the Notice or the proxy card; or
- casting a ballot in person at the Annual Meeting.

If your shares are held in street name, you should contact your broker or other nominee to change your vote or revoke your proxy.

## WHO COUNTS THE VOTES?

A representative of Broadridge Financial Solutions, Inc., the Company's independent tabulating agent, will count the votes and serve as the inspector of election at the Annual Meeting. The Company keeps all proxies, ballots, and voting tabulations confidential as a matter of practice.

# ABOUT HOUSEHOLDING

## ARE YOU "HOUSEHOLDING" FOR STOCKHOLDERS WITH THE SAME ADDRESS?

Yes. Stockholders who have elected to receive printed copies of proxy materials and share the same last name and household mailing address with multiple accounts will receive a single copy of the proxy materials that we send, unless we are instructed otherwise. Each stockholder will, however, continue to receive a separate proxy card. Any stockholder who would like to receive a separate copy of our proxy materials may email or write us at the address below, and we will promptly deliver them.

If you received multiple copies of our proxy materials and would like to receive combined mailings in the future, please email or write us at the address below. Stockholders who hold their shares in street name should contact their broker or other nominee regarding combined mailings.

US Foods Holding Corp.
9399 W. Higgins Road, Suite 100
Rosemont, IL 60018
Attention: Investor Relations
ir@usfoods.com

## CAN I ELECT ELECTRONIC DELIVERY OF ANNUAL REPORTS AND PROXY MATERIALS?

Yes. You may elect to receive future annual reports to stockholders, proxy statements, proxy cards, and notices of internet availability of proxy materials electronically. To sign up for electronic delivery, please follow the instructions on the Notice or the proxy card to vote electronically and, when prompted, indicate that you agree to receive or access stockholder communications electronically in future years.

# STOCKHOLDER PROPOSALS

## HOW CAN I PROPOSE SOMEONE TO BE A NOMINEE FOR ELECTION TO THE BOARD?

The Nominating and Corporate Governance Committee will consider candidates for director suggested by stockholders using the same criteria and process used to consider nominees identified by the Nominating and Corporate Governance Committee, as described in the section entitled "Director Nominating Process" on page 8.

Stockholders may also directly nominate candidates to serve on the Board. Our Bylaws require stockholders seeking to make a director nomination to give notice at least 90 days, but no more than 120 days, prior to the date of the first anniversary of the preceding year's annual meeting of stockholders. As a result, you must deliver notice of a nomination to us no earlier than January 2, 2020 and no later than the close of business on February 1, 2020 in order to nominate a candidate at the 2020 annual meeting of stockholders. The notice must contain the information required by our Bylaws, and should be addressed to: US Foods Holding Corp., 9399 W. Higgins Road, Suite 100, Rosemont, IL 60018, Attention: Corporate Secretary.

## HOW CAN I SUBMIT A PROPOSAL TO BE INCLUDED IN NEXT YEAR'S PROXY STATEMENT?

To be considered for inclusion in our proxy statement for the 2020 annual meeting of stockholders, the Company must receive notice of the stockholder proposal on or before November __, 2019. All proposals must comply with the SEC rules regarding eligibility for inclusion in our proxy statement. Stockholder proposals should be addressed to: US Foods Holding Corp., 9399 W. Higgins Road, Suite 100, Rosemont, IL 60018, Attention: Corporate Secretary.

## CAN I BRING PROPOSALS AT AN ANNUAL MEETING OTHER THAN THROUGH THE PROXY STATEMENT?

If you intend to present a proposal at an annual meeting of stockholders, other than by submitting a stockholder proposal for inclusion in our proxy statement for that meeting, our Bylaws require you to give us notice at least 90 days, but no more than 120 days, prior to the date of the first anniversary of the preceding year's annual meeting of stockholders.

As a result, you must deliver notice of a proposal to us no earlier than January 2, 2020 and no later than the close of business on February 1, 2020 in order to present it at the 2020 annual meeting of stockholders. The notice must contain the information required by our Bylaws and should be addressed to: US Foods Holding Corp., 9399 W. Higgins Road, Suite 100, Rosemont, IL 60018, Attention: Corporate Secretary.

# BOARD POLICY REGARDING COMMUNICATIONS

All interested parties, including our stockholders, who wish to contact the Company's directors may send written correspondence, to the attention of the Corporate Secretary, at the following address:

US Foods Holding Corp.
9399 W. Higgins Road, Suite 100
Rosemont, IL 60018

Communications may be addressed to an individual director, to the non-management directors as a group, or to the Board as a whole, confidentially or otherwise.

# APPENDIX A: NON-GAAP FINANCIAL MEASURES

In this proxy statement, we disclose performance goals related to certain cash and equity compensation awards that are based on Adjusted EBITDA and Net Debt, which are non-GAAP financial measures. Set forth below is a methodology for determining, and rationale for using, these measures.

| Metric | Definition | Rationale for Use |
|---|---|---|
| Adjusted EBITDA | EBITDA is defined as net income, plus interest expense – net, income tax (benefit) provision, and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for: (1) restructuring (benefit) charges and tangible asset impairments; (2) share-based compensation expense; (3) the non-cash impact of last-in, first-out (LIFO) reserve adjustments; (4) pension settlements; (5) business transformation costs; and (6) other gains, losses, or charges as specified in the agreements governing our indebtedness. | We believe Adjusted EBITDA provides meaningful supplemental information about our operating performance because it excludes amounts that we do not consider part of our core operating results when assessing our performance. Adjusted EBITDA is used in connection with certain covenants and restricted activities under our debt agreements. As presented in this proxy statement, it is an important factor in determining variable compensation for management and employees. |
| Net Debt | Net Debt is defined as long-term debt, plus the current portion of long-term debt (total debt) net of: (1) restricted cash held on deposit in accordance with the agreements governing our indebtedness; and (2) total cash and cash equivalents remaining on the balance sheet at year-end. Net Debt, as presented in this proxy statement for purposes of the fiscal 2018 AIP, is further adjusted to be net of deferred financing fees and unbudgeted items (as determined by the Board of Directors) and is determined by calculating the average of the period-end Net Debt for the 13 fiscal monthly periods beginning with the last period of the prior fiscal year. | We use Net Debt to review the liquidity of our operations and to assess our ability to pursue business opportunities and investments. As presented in this proxy statement, it is an important factor in determining variable compensation for management and employees. |

We caution readers that our definitions of EBITDA, Adjusted EBITDA, and Net Debt may not be the same as similar measures used by other companies. Not all companies and analysts calculate these measures in the same manner. We compensate for these limitations by using these non-GAAP financial measures as supplements to GAAP financial measures and by presenting the reconciliations of the non-GAAP financial measures to their most comparable GAAP financial measures.

## US FOODS HOLDING CORP. NON-GAAP RECONCILIATION (UNAUDITED)

| ($ in millions) | 52 Weeks Ended December 29, 2018 |
|---|---:|
| **Net income (GAAP)** | $ 407 |
| Interest expense – net | 175 |
| Income tax provision | 89 |
| Depreciation and amortization expense | 340 |
| **EBITDA (NON-GAAP)** | 1,011 |
| Adjustments: | |
| Restructuring charges[1] | 1 |
| Share-based compensation expense[2] | 28 |
| Business transformation costs[3] | 22 |
| Acquisition-related costs and other[4] | 41 |
| **ADJUSTED EBITDA (NON-GAAP)** | $ 1,103 |

(1)  Consists primarily of severance and related costs and organizational realignment costs.
(2)  Share-based compensation expense for expected vesting of stock awards and employee stock purchase plan.
(3)  Consists primarily of costs related to significant process and systems redesign across multiple functions.
(4)  Includes acquisition-related costs and gains, losses, or charges as specified under the agreements governing our indebtedness.

## US FOODS HOLDING CORP. NON-GAAP RECONCILIATION (UNAUDITED)

Net Debt as of December 29, 2018, utilizing information included in our consolidated financial statements, is presented for illustration:

| ($ in millions) | December 29, 2018 |
|---|---|
| **Total Debt (GAAP)** | $ 3,457 |
| Unamortized deferred financing costs | 11 |
| Cash and cash equivalents | (105) |
| **NET DEBT (NON-GAAP)** | $ 3,363 |

Net Debt, as presented in this proxy statement for purposes of the fiscal 2018 AIP:

| ($ in millions) | Average period-end balances from December 30, 2017 to December 29, 2018 |
|---|---|
| **Total Debt (GAAP)** | $ 3,595 |
| Unamortized deferred financing costs | 14 |
| Cash and cash equivalents | (101) |
| **NET DEBT (NON-GAAP)** | $ 3,508 |

# APPENDIX B: US FOODS HOLDING CORP. 2019 LONG-TERM INCENTIVE PLAN

## 1. PURPOSE

The purpose of the US Foods Holding Corp. 2019 Long-Term Incentive Plan is to provide a means through which the Company and other members of the Company Group may attract and retain key personnel and to provide a means whereby directors, officers, employees, consultants, and advisors of the Company and other members of the Company Group can acquire and maintain an equity interest in the Company, or be paid incentive compensation, including incentive compensation measured by reference to the value of Common Stock, thereby strengthening their commitment to the welfare of the Company Group and aligning their interests with those of the Company's stockholders.

## 2. DEFINITIONS

The following definitions shall be applicable throughout the Plan.

(a) "**Absolute Share Limit**" has the meaning given such term in Section 5(b) of the Plan.

(b) "**Adjustment Event**" has the meaning given such term in Section 11(a) of the Plan.

(c) "**Affiliate**" means any Person that directly or indirectly controls, is controlled by, or is under common control with the Company. The term '"control" (including, with correlative meaning, the terms "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting or other securities, by contract, or otherwise.

(d) "**Award**" means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Other Equity-Based Award, and Other Cash-Based Award granted under the Plan.

(e) "**Award Agreement**" means the document or documents by which each Award (other than an Other Cash-Based Award) is evidenced, which may be in written or electronic form.

(f) "**Board**" means the Board of Directors of the Company.

(g) "**Cause**" means, as to any Participant, unless the applicable Award Agreement states otherwise, (i) "Cause", as defined in any employment, severance or consulting agreement between the Participant and the Service Recipient in effect on the Date of Grant, or (ii) in the absence of any such employment or consulting agreement (or the absence of any definition of "Cause" contained therein), the Participant's (A) willful neglect in the performance of the Participant's duties for the Service Recipient or willful or repeated failure or refusal to perform such duties; (B) engagement in conduct in connection with the Participant's employment or service with the Service Recipient, which results, or could reasonably be expected to result in, material harm to the business or reputation of the Company or any other member of the Company Group; (C) conviction of, or plea of guilty or no contest to, (I) any felony or (II) any other crime that results, or could reasonably be expected to result in, material harm to the business or reputation of the Company or any other member of the Company Group; (D) material violation of the written policies of the Service Recipient, including but not limited to those relating to sexual harassment or the disclosure or misuse of confidential information, or those set forth in the manuals or statements of policy of the Service Recipient; (E) fraud or misappropriation, embezzlement or misuse of funds or property belonging to the Company or any other member of the Company Group; or (F) act of personal dishonesty that involves personal profit in connection with the Participant's employment or service to the Service Recipient.

(h) "**Change in Control**" means:

    (i) the acquisition (whether by purchase, merger, consolidation, combination, or other similar transaction) by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% (on a fully diluted basis) of either (A) the then outstanding shares of Common Stock, taking into account as outstanding for this purpose such Common Stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such Common Stock or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; *provided, however*, that for purposes of this Plan, the following acquisitions shall not constitute a Change in Control: (I) any acquisition by the Company or any Affiliate; (II) any acquisition by any employee benefit plan sponsored or maintained by the Company or any Affiliate; or (III) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of Persons (within the meaning of Rule 13d-3 promulgated under the Exchange Act) including the Participant (or any entity controlled by the Participant or any group of Persons including the Participant);

(ii) during any period of twelve (12) months, individuals who, at the beginning of such period, constitute the Board (the "**Incumbent Directors**") cease for any reason to constitute at least a majority of the Board, *provided* that any person becoming a director subsequent to the date hereof, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; *provided, however,* that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest, as such terms are used in Rule 14a-12 of Regulation 14 A promulgated under the Exchange Act, with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board shall be deemed to be an Incumbent Director; or

(iii) the sale, transfer, or other disposition of all or substantially all of the assets of the Company to any Person that is not an Affiliate of the Company.

(i) "**Code**" means the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations, or guidance.

(j) "**Committee**" means the Compensation Committee of the Board or any properly delegated subcommittee thereof or, if no such Compensation Committee or subcommittee thereof exists, the Board; *provided, however,* that, except as otherwise determined by the Board, the Board shall serve as the Committee with respect to the administration of the Plan for Non-Employee Directors.

(k) "**Common Stock**" means the common stock of the Company, par value $0.01 per share (and any stock or other securities into which such Common Stock may be converted or into which it may be exchanged).

(l) "**Company**" means US Foods Holding Corp., a Delaware corporation, and any successor thereto.

(m) "**Company Group**" means, collectively, the Company and any of its Subsidiaries.

(n) "**Date of Grant**" means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.

(o) "**Designated Foreign Subsidiaries**" means all members of the Company Group that are organized under the laws of any jurisdiction or country other than the United States of America that may be designated by the Board or the Committee from time to time.

(p) "**Detrimental Activity**" means any of the following: (i) unauthorized disclosure of any confidential or proprietary information of any member of the Company Group; (ii) any activity that would be grounds to terminate the Participant's employment or service with the Service Recipient for Cause; (iii) the breach of any noncompetition, nonsolicitation or other agreement containing restrictive covenants, with any member of the Company Group; or (iv) fraud or conduct contributing to any financial restatements or irregularities, as determined by the Committee in its sole discretion.

(q) "**Disability**" means, as to any Participant, unless the applicable Award Agreement states otherwise, (i) "Disability", as defined in any employment or consulting agreement between the Participant and the Service Recipient in effect on the Date of Grant; or (ii) in the absence of any such employment or consulting agreement (or the absence of any definition of "Disability" contained therein), a condition entitling the Participant to receive benefits under a long-term disability plan of the Company Group in which such Participant is eligible to participate, or, in the absence of such a plan, the complete and permanent inability by reason of illness or accident to perform the duties of the occupation at which a Participant was employed or served when such disability commenced. Any determination of whether Disability exists shall be made by the Company (or designee) in its sole and absolute discretion.

(r) "**Effective Date**" means May 1, 2019.

(s)  "**Eligible Person**" means any (i) individual employed by any member of the Company Group; *provided, however,* that no such employee covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument relating thereto; (ii) director or officer of any member of the Company Group; or (iii) consultant or advisor to any member of the Company Group who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act, who, in the case of each of clauses (i) through (iii) above, has entered into an Award Agreement or who has received written notification from the Committee or its designee that they have been selected to participate in the Plan or receive an Award pursuant to the Plan.

(t)  "**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations, or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations, or guidance.

(u)  "**Exercise Price**" has the meaning given such term in Section 7(b) of the Plan.

(v)  "**Fair Market Value**" means, on a given date, if (i) the Common Stock is listed on a national securities exchange, the closing sales price of the Common Stock reported on the primary exchange on which the Common Stock is listed and traded on such date, or, if there are no such sales on that date, then on the last preceding date on which such sales were reported; (ii) the Common Stock is not listed on any national securities exchange but is quoted in an inter-dealer quotation system on a last sale basis, the average between the closing bid price and ask price reported on such date, or, if there is no such sale on that date, then on the last preceding date on which a sale was reported; or (iii) the Common Stock is not listed on a national securities exchange or quoted in an inter-dealer quotation system on a last sale basis, the amount determined by the Board or the Committee in good faith and in compliance with Section 409A of the Code to be the fair market value of the Common Stock.

(w)  "**GAAP**" means generally accepted accounting principles.

(x)  "**Government Agencies**" has the meaning given such term in Section 13(w) of the Plan.

(y)  "**Immediate Family Members**" has the meaning given such term in Section 13(b) of the Plan.

(z)  "**Incentive Stock Option**" means an Option which is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements of Section 422 of the Code.

(aa)  "**Indemnifiable Person**" has the meaning given such term in Section 4(e) of the Plan.

(bb)  "**Nonqualified Stock Option**" means an Option which is not an Incentive Stock Option.

(cc)  "**Non-Employee Director**" means a member of the Board who is not an employee of any member of the Company Group.

(dd)  "**Option**" means an Award granted under Section 7 of the Plan.

(ee)  "**Option Automatic Exercise Date**" has the meaning given such term in Section 7(g) of the Plan.

(ff)  "**Option Period**" has the meaning given such term in Section 7(c) of the Plan.

(gg)  "**Other Cash-Based Award**" means an Award granted under Section 10 of the Plan that is payable without reference to the value of Common Stock.

(hh)  "**Other Equity-Based Award**" means an Award that is not an Option, Stock Appreciation Right, Restricted Stock, or Restricted Stock Unit that is granted under Section 10 of the Plan and is (i) payable by delivery of Common Stock and/or (ii) measured by reference to the value of Common Stock.

(ii)  "**Participant**" means an Eligible Person who has been selected by the Committee to participate in the Plan and to receive an Award pursuant to the Plan.

(jj)  "**Performance Goals**" means the criterion or criteria, established by the Committee, which shall be satisfied or met (i) as a condition to the grant or exercisability of all or a portion of an Award or (ii) during the applicable Restricted Period or Performance Period as a condition, in the case of a Restricted Stock Award, to the vesting of the Participant's interest of the shares of Common Stock subject to such Award or, in the case of a Restricted Stock Unit Award, Other Equity-Based Award or Other Cash-Based Award, to the Participant's receipt of the shares of Common Stock subject to such Award or of payment with respect to such Award. The Performance Goals may be based on the attainment of one or more of the following of the Company (and/or one or more members of the Company Group, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing), which may be determined in accordance with GAAP or on a non-GAAP basis: (i) net earnings, net income (before or after taxes), or consolidated net income; (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or net revenue growth; (iv) gross revenue or gross revenue growth, gross profit or gross profit growth; (v) net operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on investment, assets, capital, employed capital, invested capital, equity, or sales); (vii) cash flow measures (including, but not limited to, operating cash flow, free cash flow, or cash flow return on capital), which may but are not required to be measured on a per share basis; (viii) actual or adjusted earnings before or after interest, taxes, depreciation, and/or amortization (including EBIT and EBITDA); (ix) gross or net operating margins; (x) productivity ratios; (xi) share price (including, but not limited to, growth measures and total stockholder return); (xii) expense targets or cost reduction goals, general and administrative expense savings; (xiii) operating efficiency; (xiv) customer/client satisfaction: (xv) working capital targets; (xvi) economic value added or other 'value creation' metrics; (xvii) enterprise value; (xviii) sales; (xix) stockholder return; (xx) customer/client retention; (xxi) competitive market metrics; (xxii) employee retention; (xxiii) personal targets, goals, or completion of projects (including, but not limited to, succession and hiring projects, completion of specific acquisitions, dispositions, reorganizations, or other corporate transactions or capital-raising transactions, expansions of specific business operations, and meeting divisional or project budgets); (xxiv) comparisons of continuing operations to other operations; (xxv) market share; (xxvi) cost of capital, debt leverage year-end cash position or book value; (xxvii) strategic objectives; (xxviii) debt reduction; or (xxix) such other goals as the Committee may determine whether or not listed herein. Any one or more of the Performance Goals may be stated as a percentage of another Performance Goal, or used on an absolute or relative basis to measure the performance of the Company and/or one or more members of the Company Group as a whole or any divisions or operational and/or business units, product lines, brands, business segments, or administrative departments of the Company and/or one or more members of the Company Group or any combination thereof; as the Committee may deem appropriate, or any of the above Performance Goals may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of the Performance Goals. In establishing a Performance Goal or determining the achievement of a Performance Goal, the Committee may provide that achievement of the applicable Performance Goal may be amended or adjusted to include or exclude components of any Performance Goal, including, without limitation, foreign exchange gains and losses, asset write-downs, acquisitions and divestitures, change in fiscal year, unbudgeted capital expenditures, special charges such as restructuring or impairment charges, debt refinancing costs, extraordinary or noncash items, unusual, infrequently occurring, nonrecurring or one-time events affecting the Company or its financial statements or changes in law or accounting principles. Performance Goals shall be subject to such other special rules and conditions as the Committee may establish at any time.

(kk) **"Performance Period"** means the one or more periods of time, as the Committee may select, over which the attainment of one or more Performance Goal(s) applicable to an Award will be measured.

(ll) **"Permitted Transferee"** has the meaning given such term in Section 13(b) of the Plan.

(mm) **"Person"** means any individual, entity, or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

(nn) **"Plan"** means this US Foods Holding Corp. 2019 Long-Term Incentive Plan, as it may be amended and restated from time to time.

(oo) **"Prior Plan"** shall mean the 2016 US Foods Holding Corp. Omnibus Incentive Plan and each other equity plan maintained by the Company under which awards are outstanding as of the Effective Date.

(pp) **"Qualifying Director"** means a person intended to be, with respect to actions intended to obtain an exemption from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act, (i) a "non-employee director" within the meaning of Rule l6b-3 under the Exchange Act and (ii) "independent" within the meaning of the rules of the New York Stock Exchange or, if the Common Stock is not listed on the New York Stock Exchange, within the meaning of the rules of the principal stock exchange on which the Common Stock is then traded.

(qq) **"Restricted Period"** means the period of time determined by the Committee during which an Award is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.

(rr) **"Restricted Stock"** means Common Stock, subject to certain specified restrictions (which may include, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(ss) **"Restricted Stock Unit"** means an unfunded and unsecured promise to deliver shares of Common Stock or, as set forth in the Award Agreement, cash, other securities, or other property, subject to certain restrictions (which may include, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(tt) **"SAR Automatic Exercise Date"** has the meaning given such term in Section 8(f) of the Plan.

(uu) **"SAR Period"** has the meaning given such term in Section 8(c) of the Plan.

(vv) **"Securities Act"** means the Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Securities Act shall be deemed to include any rules, regulations, or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations, or guidance.

(ww) **"Service Recipient"** means, with respect to a Participant holding a given Award, the member of the Company Group by which the original recipient of such Award is, or following a Termination was most recently, principally employed or to which such original recipient provides, or following a Termination was most recently providing, services, as applicable.

(xx) **"Stock Appreciation Right"** or **"SAR"** means an Award granted under Section 8 of the Plan.

(yy) **"Strike Price"** has the meaning given such term in Section 8(b) of the Plan.

(zz) **"Subsidiary"** means, with respect to any specified Person:

(i) any corporation, association, or other business entity of which more than 50% of the total voting power of shares of such entity's voting securities (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders' agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); or

(ii) any partnership (or any comparable foreign entity) (A) the sole general partner (or functional equivalent thereof) or the managing general partner of which is such Person or Subsidiary of such Person or (B) the only general partners (or functional equivalents thereof) of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

(aaa) **"Substitute Award"** has the meaning given such term in Section 5(e) of the Plan.

(bbb) **"Sub-Plans"** means any sub-plan to this Plan that has been adopted by the Board or the Committee for the purpose of permitting the offering of Awards to employees of certain Designated Foreign Subsidiaries or otherwise outside the United States of America, with each such sub-plan designed to comply with local laws applicable to offerings in such foreign jurisdictions. Although any Sub-Plan may be designated a separate and independent plan from the Plan in order to comply with applicable local laws, the Absolute Share Limit and the other limits specified in Section 5(b) shall apply in the aggregate to the Plan and any Sub-Plan adopted hereunder.

(ccc) **"Termination"** means the termination of a Participant's employment or service, as applicable, with the Service Recipient.

## 3. EFFECTIVE DATE; DURATION

The Plan shall be effective as of the Effective Date. The expiration date of the Plan, on and after which date no Awards may be granted hereunder, shall be the tenth anniversary of the Effective Date; *provided*, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards; *provided, further*, that no Incentive Stock Option may be granted later than ten (10) years after the date on which the Plan was approved by the Board.

## 4. ADMINISTRATION

(a) The Committee shall administer the Plan. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under the Plan), it is intended that each member of the Committee shall, at the time such member takes any action with respect to an Award under the Plan that is intended to qualify for the exemptions provided by Rule 16b-3 promulgated under the Exchange Act, be a Qualifying Director. However, the fact that a Committee member shall fail to qualify as a Qualifying Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

(b) Subject to the provisions of the Plan and applicable law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by the Plan, to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant: (iii) determine the number of shares of Common Stock to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled in, or exercised for, cash, shares of Common Stock, other securities, other Awards, or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, shares of Common Stock, other securities, other Awards, or other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in, and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan; (ix) adopt Sub-Plans; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan. All such rules, regulations, determinations and interpretations shall be binding and conclusive upon the Company, the Company Group, its stockholders, all Participants, and all employees, and upon their respective legal representatives, beneficiaries, successors and assigns, and upon all other persons claiming under or through any of them. The terms of any plan or guideline adopted by the Committee and applicable to an Award shall be deemed incorporated in and part of the related Award Agreement. The Committee may provide for the use of electronic, internet or other non-paper Award Agreements, and the use of electronic, internet or other non-paper means for the Participant's acceptance of, or actions under, an Award Agreement unless otherwise expressly specified herein. The Committee may appoint accountants, actuaries, counsel, advisors and other persons that it deems necessary or desirable in connection with the administration of the Plan. In the event of any inconsistency or conflict between the terms of the Plan and an Award Agreement, the terms of the Plan shall govern

(c) Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time. Without limiting the generality of the foregoing, the Committee may delegate to one or more officers of the Company or any Subsidiary, the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election which is the responsibility of, or which is allocated to, the Committee herein, and which may be so delegated as a matter of law, except for grants of Awards to Non-Employee Directors. Notwithstanding the foregoing in this Section 4(c), it is intended that any action under the Plan intended to qualify for an exemption provided by Rule 16b-3 promulgated under the Exchange Act will be taken only by the Board or by a committee or subcommittee of two or more Qualifying Directors. However, the fact that any member of such committee or subcommittee shall fail to qualify as a Qualifying Director shall not invalidate any action that is otherwise valid under the Plan.

(d) Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan, any Award or any Award Agreement shall be within the sole discretion of the Committee, may be made at any time, and shall be final, conclusive, and binding upon all Persons, including, without limitation, the Company, any other member of the Company Group, any Participant, any holder or beneficiary of any Award, and any stockholder of the Company.

(e) No member of the Board or the Committee or any employee or agent of the Company or any Subsidiary (each such person, an "**Indemnifiable Person**") shall be liable for any action taken or omitted to be taken or any determination made with respect to the Plan or any Award hereunder (unless constituting fraud or a willful criminal act or omission). Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense (including attorneys' fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from

any action, suit, or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken or determination made with respect to the Plan or any Award hereunder and against and from any and all amounts paid by such Indemnifiable Person with the Company's prior written approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit, or proceeding against such Indemnifiable Person, and the Company shall advance to such Indemnifiable Person any such expenses promptly upon written request (which request shall include an undertaking by the Indemnifiable Person to repay the amount of such advance if it shall ultimately be determined, as provided below, that the Indemnifiable Person is not entitled to be indemnified); *provided*, that the Company shall have the right, at its own expense, to assume and defend any such action, suit, or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company's choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts, omissions, or determinations of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person's fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the Company's or any Subsidiary's organizational documents. The foregoing right of indemnification shall not be exclusive of or otherwise supersede any other rights of indemnification to which such Indemnifiable Persons may be entitled under the Company's or any Subsidiary's organizational documents, as a matter of law, under an individual indemnification agreement or contract, or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold such Indemnifiable Persons harmless.

(f) Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. Any such actions by the Board shall be subject to the applicable rules of the securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

## 5. GRANT OF AWARDS; SHARES SUBJECT TO THE PLAN; LIMITATIONS

(a) The Committee may, from time to time, grant Awards to one or more Eligible Persons.

(b) Awards granted under the Plan shall be subject to the following limitations: (i) subject to Section 11 of the Plan, no more than 16,200,000 shares of Common Stock, reduced by the number of shares of Common Stock granted under the Prior Plan on or after February 28, 2019 (the **"Absolute Share Limit"**) shall be available for Awards under the Plan; (ii) subject to Section 11 of the Plan, no more than the number of shares of Common Stock equal to the Absolute Share Limit may be issued in the aggregate pursuant to the exercise of Incentive Stock Options granted under the Plan; and (iii) the maximum number of shares of Common Stock subject to Awards granted during a single fiscal year to any Non-Employee Director, taken together with any cash fees paid to such Non-Employee Director during the fiscal year, shall not exceed $750,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes).

(c) Other than with respect to Substitute Awards, to the extent that an Award granted under the Plan or the Prior Plan expires or is canceled, forfeited, terminated, settled in cash, or otherwise is settled without delivery to the Participant of the full number of shares of Common Stock to which the Award related, the undelivered shares will again be available for grant under the Plan. Shares of Common Stock withheld in payment of the Exercise Price, or taxes relating to an Award granted under the Plan or the Prior Plan, and shares equal to the number of shares surrendered in payment of any Exercise Price, or taxes relating to an Award granted under the Plan or the Prior Plan, shall be deemed to constitute shares not issued to the Participant and shall be deemed to again be available for Awards under the Plan; *provided*, *however*, that such shares shall not become available for issuance hereunder if either: (i) the applicable shares are withheld or surrendered following the termination of the Plan; or (ii) at the time the applicable shares are withheld or surrendered, it would constitute a material revision of the Plan subject to stockholder approval under any then-applicable rules of the national securities exchange on which the Common Stock is listed.

(d) Shares of Common Stock issued by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or by private purchase, or a combination of the foregoing.

(e) Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by the Company or with which the Company combines (**"Substitute Awards"**). Substitute Awards shall not be counted against the Absolute Share Limit; *provided*, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding options intended to quality

as "incentive stock options" within the meaning of Section 422 of the Code shall be counted against the aggregate number of shares of Common Stock available for Awards of Incentive Stock Options under the Plan. Subject to applicable stock exchange requirements, available shares under a stockholder-approved plan of an entity directly or indirectly acquired by the Company or with which the Company combines (as appropriately adjusted to reflect the acquisition or combination transaction) may be used for Awards under the Plan and shall not reduce the number of shares of Common Stock available for issuance under the Plan.

(f) <u>Minimum Vesting Requirements.</u> No Award (or portion of any Award) granted under the Plan shall become exercisable or vested prior to the one-year anniversary of the Date of Grant; *provided, however*, that such restriction shall not apply to Awards granted under the Plan with respect to the number of shares of Common Stock which, in the aggregate, does not exceed five percent (5%) of the Absolute Share Limit. This Section 5(f) shall not restrict the right of the Committee to provide for the acceleration or continuation of the vesting or exercisability of an Award upon or after a Change in Control, a termination of employment or service or otherwise, including, without limitation, as a result of a termination without Cause, Disability, retirement or constructive termination.

## 6. ELIGIBILITY

Participation in the Plan shall be limited to Eligible Persons.

## 7. OPTIONS

(a) <u>General</u>. Each Option granted under the Plan shall be evidenced by an Award Agreement, which agreement need not be the same for each Participant. Each Option so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. All Options granted under the Plan shall be Nonqualified Stock Options unless the applicable Award Agreement expressly states that the Option is intended to be an Incentive Stock Option. Incentive Stock Options shall be granted only to Eligible Persons who are employees of a member of the Company Group, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless the Plan has been approved by the stockholders of the Company in a manner intended to comply with the stockholder approval requirements of Section 422(b)(l) of the Code, *provided* that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to, and comply with, such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under the Plan.

(b) <u>Exercise Price</u>. Except as otherwise provided by the Committee in the case of Substitute Awards, the exercise price ("**Exercise Price**") per share of Common Stock for each Option shall not be less than 100% of the Fair Market Value of such share (determined as of the Date of Grant); *provided*, *however*, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns stock representing more than 10% of the voting power of all classes of stock of any member of the Company Group, the Exercise Price per share shall be no less than 110% of the Fair Market Value per share on the Date of Grant. In the case of an Option that is a Substitute Award, the Exercise Price per share of the Common Stock subject to such Option may be less than 100% of the Fair Market Value per share of the Common Stock on the Date of Grant, *provided*, that the excess of (i) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares of the Common Stock subject to the Substitute Award, over (ii) the aggregate Exercise Price thereof does not exceed the excess of (A) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor company or other entity that were subject to the grant assumed or substituted for by the Company, over (B) the aggregate exercise price of such shares.

(c) <u>Vesting and Expiration; Termination.</u>

(i) Options shall vest and become exercisable in such manner and on such date or dates or upon such event or events (including the satisfaction of one or more Performance Goal(s)) as determined by the Committee; *provided*, *however*, that notwithstanding any such vesting dates or events, the Committee may in its sole discretion accelerate the vesting of any Options at any time and for any reason. Options shall expire upon a date determined by the Committee, not to exceed ten (10) years from the Date of Grant (the "**Option Period**"). Notwithstanding the foregoing, in no event shall the Option

Period exceed five (5) years from the Date of Grant in the case of an Incentive Stock Option granted to a Participant who on the Date of Grant owns stock representing more than 10% of the voting power of all classes of stock of any member of the Company Group.

(ii) Unless otherwise provided by the Committee, whether in an Award Agreement or otherwise, in the event of: (A) a Participant's Termination by the Service Recipient for Cause, all outstanding Options (whether vested or unvested) granted to such Participant shall immediately terminate and expire; (B) a Participant's Termination due to death or Disability, each outstanding unvested Option granted to such Participant shall immediately terminate and expire, and each outstanding vested Option shall remain exercisable for one year thereafter (but in no event beyond the expiration of the Option Period); and (C) a Participant's Termination for any other reason, each outstanding unvested Option granted to such Participant shall immediately terminate and expire, and each outstanding vested Option shall remain exercisable for ninety (90) days thereafter (but in no event beyond the expiration of the Option Period).

(d) <u>Method of Exercise and Form of Payment</u>. No shares of Common Stock shall be issued pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any Federal, state, local, and non- U.S. income, employment, and any other applicable taxes required to be withheld. Options which have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company (or telephonic instructions to the extent provided by the Committee) in accordance with the terms of the Option accompanied by payment of the Exercise Price. The Exercise Price shall be payable: (i) in cash, check, cash equivalent, and/or shares of Common Stock valued at the Fair Market Value at the time the Option is exercised (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of shares of Common Stock in lieu of actual issuance of such shares to the Company); *provided*, that such shares of Common Stock are not subject to any pledge or other security interest); or (ii) by such other method as the Committee may permit in its sole discretion, including, without limitation: (A) if there is a public market for the shares of Common Stock at such time, by means of a broker-assisted "cashless exercise" pursuant to which the Company is delivered (including telephonically to the extent permitted by the Committee) a copy of irrevocable instructions to a stockbroker to sell the shares of Common Stock otherwise issuable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price; or (B) a "net exercise" procedure effected by withholding the minimum number of shares of Common Stock otherwise issuable in respect of an Option that is needed to pay the Exercise Price and any Federal, state, local, and non-U.S. income, employment, and any other applicable taxes required to be withheld. Any fractional shares of Common Stock shall be settled in cash. Any fractional shares of Common Stock shall be settled in cash.

(e) <u>Notification upon Disqualifying Disposition of an Incentive Stock Option</u>. Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date the Participant makes a disqualifying disposition of any Common Stock acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Common Stock before the later of (i) the date that is two years after the Date of Grant of the Incentive Stock Option or (ii) the date that is one year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession, as agent for the applicable Participant, of any Common Stock acquired pursuant to the exercise of an Incentive Stock Option until the end of the period described in the preceding sentence, subject to complying with any instructions from such Participant as to the sale of such Common Stock.

(f) <u>Compliance With Laws, etc</u>. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner which the Committee determines would violate the Sarbanes-Oxley Act of 2002, as it may be amended from time to time, or any other applicable law or the applicable rules and regulations of the Securities and Exchange Commission or other applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded.

(g) <u>Automatic Exercise</u>. The Company may, in its discretion, provide in an Award Agreement or adopt procedures that an Option outstanding on the last business day of the Option Period (the **"Option Automatic Exercise Date"**) that has a "Specified Minimum Value" shall be automatically and without further action by the Participant (or in the event of the Participant's death, the Participant's personal representative or estate) exercised on the Option Automatic Exercise Date. Payment of the Exercise Price may be made pursuant to such procedures as may be approved by the Company from time to time, and the Company shall deduct or withhold an amount sufficient to satisfy all taxes associated with such exercise in accordance with Section 13(d). For purposes of this Section 7(g), the term "Specified Minimum Value" means that the Fair Market Value per share of Common Stock exceeds the Exercise Price of a share subject to an expiring Option by at least $0.50 cents per share or such other amount as the Company shall determine from time to time. The Company may elect to discontinue the automatic exercise of Options pursuant to this Section 7(g) at any time upon notice to a Participant or to apply the automatic exercise feature only to certain groups of Participants. The automatic exercise of an Option pursuant to this Section 7(g) shall apply only to an Option that has been timely accepted by a Participant under procedures specified by the Company from time to time.

## 8.    STOCK APPRECIATION RIGHTS

(a)  <u>General</u>. Each SAR granted under the Plan shall be evidenced by an Award Agreement. Each SAR so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. Any Option granted under the Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.

(b)  <u>Strike Price</u>. Except as otherwise provided by the Committee in the case of Substitute Awards, the strike price (**"<u>Strike Price</u>"**) per share of Common Stock for each SAR shall not be less than 100% of the Fair Market Value of such share (determined as of the Date of Grant). Notwithstanding the foregoing, a SAR granted in tandem with (or in substitution for) an Option previously granted shall have a Strike Price equal to the Exercise Price of the corresponding Option. In the case of an SAR that is a Substitute Award, the Strike Price per share of the Common Stock subject to such SAR may be less than 100% of the Fair Market Value per share of the Common Stock on the Date of Grant, *provided*, that the excess of (i) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares of the Common Stock subject to the Substitute Award, over (ii) the aggregate Strike Price thereof does not exceed the excess of (A) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor company or other entity that were subject to the grant assumed or substituted for by the Company, over (B) the aggregate strike price of such shares.

(c)  Vesting and Expiration; Termination.

(i)  A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independent of an Option shall vest and become exercisable in such manner and on such date or dates or upon such event or events (including the satisfaction of one or more Performance Goal(s)) as determined by the Committee; *provided*, *however*, that notwithstanding any such vesting dates or events, the Committee may, in its sole discretion, accelerate the vesting of any SAR at any time and for any reason. SARs shall expire upon a date determined by the Committee, not to exceed ten (10) years from the Date of Grant (the **"<u>SAR Period</u>"**).

(ii)  Unless otherwise provided by the Committee, whether in an Award Agreement or otherwise, in the event of: (A) a Participant's Termination by the Service Recipient for Cause, all outstanding SARs (whether vested or unvested) granted to such Participant shall immediately terminate and expire; (B) a Participant's Termination due to death or Disability, each outstanding unvested SAR granted to such Participant shall immediately terminate and expire, and each outstanding vested SAR shall remain exercisable for one (1) year thereafter (but in no event beyond the expiration of the SAR Period); and (C) a Participant's Termination for any other reason, each outstanding unvested SAR granted to such Participant shall immediately terminate and expire, and each outstanding vested SAR shall remain exercisable for ninety (90) days thereafter (but in no event beyond the expiration of the SAR Period).

(d)  <u>Method of Exercise</u>. SARs which have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded.

(e)  <u>Payment</u>. Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares subject to the SAR that is being exercised multiplied by the excess of the Fair Market Value of one (1) share of Common Stock on the exercise date over the Strike Price. The Company shall pay such amount in cash, in shares of Common Stock valued at Fair Market Value, or any combination thereof, as determined by the Committee and set forth in the Award Agreement. Any fractional shares of Common Stock shall be settled in cash.

(f)  <u>Automatic Exercise</u>. The Company may, in its discretion, provide in an Award Agreement or adopt procedures that an SAR outstanding on the last business day of the SAR Period of such SAR (the **"<u>SAR Automatic Exercise Date</u>"**) that has a "Specified Minimum Value" shall be automatically and without further action by the Participant (or in the event of the Participant's death, the participant's personal representative or estate) exercised on the SAR Automatic Exercise Date. Payment of the Exercise Price may be made pursuant to such procedures as may be approved by the Company from time to time, and the Company shall deduct or withhold an amount sufficient to satisfy all taxes associated with such exercise in accordance with Section 13(d). For purposes of this Section 8(f), the term "Specified Minimum Value" means that the Fair Market Value per Share exceeds the Strike Price of a Share subject to an expiring SAR by at least $0.50 cents per Share or such other amount as the Company shall determine from time to time. The Company may elect to discontinue the automatic exercise of SARs pursuant to this Section 8(f) at any time upon notice to a Participant or to apply the automatic exercise feature only to certain groups of Participants. The automatic exercise of an SAR pursuant to this Section 8(f) shall apply only to an SAR that has been timely accepted by a Participant under procedures specified by the Company from time to time.

## 9.   RESTRICTED STOCK AND RESTRICTED STOCK UNITS

(a)  <u>General</u>. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award Agreement. Each Restricted Stock and Restricted Stock Unit so granted shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

(b)  <u>Stock Certificates and Book-Entry; Escrow or Similar Arrangement</u>. Upon the grant of Restricted Stock, the Committee shall cause a stock certificate registered in the name of the Participant to be issued or shall cause share(s) of Common Stock to be registered in the name of the Participant and held in book-entry form subject to the Company's directions and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than issued to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate stock power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute and deliver (in a manner permitted under Section 13(a) of the Plan or as otherwise determined by the Committee) an Award Agreement evidencing such grant of Restricted Stock and, if applicable, an escrow agreement and blank stock power within the amount of time specified by the Committee, the Award shall be null and void. Subject to the restrictions set forth in this Section 9 and the applicable Award Agreement, a Participant generally shall have the rights and privileges of a stockholder as to shares of Restricted Stock, including, without limitation, the right to vote such Restricted Stock; *provided*, that any dividends payable on such shares of Restricted Stock shall be held by the Company and delivered (without interest) to the Participant within fifteen (15) days following the date on which the restrictions on the underlying Restricted Stock lapse (and the right to any such accumulated dividends shall be forfeited upon the forfeiture of the Restricted Stock to which such dividends relate). To the extent shares of Restricted Stock are forfeited, any stock certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a stockholder with respect thereto shall terminate without further obligation on the part of the Company. A Participant shall have no rights or privileges as a stockholder as to Restricted Stock Units.

(c)  <u>Vesting; Termination</u>.

    (i)  Restricted Stock and Restricted Stock Units shall vest, and any applicable Restricted Period shall lapse, in such manner and on such date or dates or upon such event or events (including the satisfaction of one or more Performance Goal(s)) as determined by the Committee; *provided*, *however*, that, notwithstanding any such dates or events, the Committee may, in its sole discretion, accelerate the vesting of any Restricted Stock or Restricted Stock Unit or the lapsing of any applicable Restricted Period at any time and for any reason.

    (ii)  Unless otherwise provided by the Committee, whether in an Award Agreement or otherwise, in the event of a Participant's Termination for any reason prior to the time that such Participant's Restricted Stock or Restricted Stock Units, as applicable, have vested, (A) all vesting with respect to such Participant's Restricted Stock or Restricted Stock Units, as applicable, shall cease and (B) unvested shares of Restricted Stock and unvested Restricted Stock Units, as applicable, shall be forfeited to the Company by the Participant for no consideration as of the date of such Termination.

(d)  <u>Issuance of Restricted Stock and Settlement of Restricted Stock Units</u>.

    (i)  Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration, the Company shall issue to the Participant, or the Participant's beneficiary, without charge, the stock certificate (or, if applicable, a notice evidencing a book-entry notation) evidencing the shares of Restricted Stock which have not then been forfeited and with respect to which the Restricted Period has expired (rounded down to the nearest full share). Dividends, if any, that may have been withheld by the Committee and attributable to any particular share of Restricted Stock shall be distributed to the Participant in cash or, in the solo discretion of the Committee, in shares of Common Stock having a Fair Market Value (on the date of distribution) equal to the amount of such dividends, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends.

    (ii)  Unless otherwise provided by the Committee in an Award Agreement or otherwise, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall issue to the Participant or the Participant's beneficiary, without charge, one (1) share of Common Stock (or other securities or other property, as applicable) for each such outstanding Restricted Stock Unit; *provided*, *however*, that the Committee may, in its sole discretion and as set forth in the Award Agreement, elect to (A) pay cash or part cash and part shares of Common Stock in lieu of issuing only shares of Common Stock in respect of such Restricted Stock Units or (B) defer the issuance of shares of Common Stock (or cash or part cash and part shares of Common Stock, as the case may be) beyond the expiration of the Restricted Period if such extension would not cause adverse tax consequences under Section 409A of the Code. If a cash payment is made in lieu of issuing shares of Common Stock in respect of such Restricted Stock Units, unless otherwise determined by the Committee, the amount of such payment shall be equal to the Fair Market Value per share of the Common Stock as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units. To the extent provided in an Award Agreement, the holder of outstanding Restricted Stock Units shall be entitled to be credited with dividend equivalent payments (upon the payment by the Company of dividends on shares of Common Stock) either in cash or, in the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such dividends (and interest may, in the sole discretion of the Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Committee), which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time as the underlying Restricted Stock Units are settled following the date on which the Restricted Period lapses with respect to such Restricted Stock Units, and, if such Restricted Stock Units are forfeited, the Participant shall have no right to such dividend equivalent payments (or interest thereon, if applicable).

(e) <u>Legends on Restricted Stock</u>. Each certificate, if any, or book entry representing Restricted Stock awarded under the Plan, if any, shall bear a legend or book entry notation substantially in the form of the following, in addition to any other information the Company deems appropriate, until the lapse of all restrictions with respect to such shares of Common Stock:

TRANSFER OF THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY IS RESTRICTED PURSUANT TO THE TERMS OF THE US FOODS HOLDING CORP. 2019 LONG-TERM INCENTIVE PLAN AND A RESTRICTED STOCK AWARD AGREEMENT BETWEEN US FOODS HOLDING CORP. AND PARTICIPANT. A COPY OF SUCH PLAN AND AWARD AGREEMENT IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF US FOODS HOLDING CORP.

## 10. OTHER EQUITY-BASED AWARDS AND OTHER CASH-BASED AWARDS

The Committee may grant Other Equity-Based Awards and Other Cash-Based Awards under the Plan to Eligible Persons, alone or in tandem with other Awards, in such amounts and dependent on such conditions (including the satisfaction of one or more Performance Goal(s)) as the Committee shall from time to time in its sole discretion determine. Each Other Equity-Based Award granted under the Plan shall be evidenced by an Award Agreement and each Other Cash-Based Award granted under the Plan shall be evidenced in such form as the Committee may determine from time to time. Each Other Equity-Based Award or Other Cash-Based Award, as applicable, so granted shall be subject to such conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement or other form evidencing such Award, including, without limitation, those set forth in Section 13(c) of the Plan.

## 11. CHANGES IN CAPITAL STRUCTURE AND SIMILAR EVENTS

Notwithstanding any other provision in this Plan to the contrary, the following provisions shall apply to all Awards granted hereunder (other than Other Cash-Based Awards):

(a) <u>General</u>. In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase, or exchange of shares of Common Stock or other securities of the Company, issuance of warrants or other rights to acquire shares of Common Stock or other securities of the Company, or other similar corporate transaction or event that affects the shares of Common Stock (including a Change in Control), or (ii) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations, or other requirements, that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, Participants (any event in (i) or (ii), an **"Adjustment Event"**), the Committee shall, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of (A) the Absolute Share Limit, or any other limit applicable under the Plan with respect to the number of Awards which may be granted hereunder, and (B) the terms of any outstanding Award, including, without limitation, (I) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate, (II) the Exercise Price or Strike Price with respect to any Award, or (III) any applicable Performance Goals; *provided*, that in the case of any "equity restructuring" (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor pronouncement thereto)), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. Any adjustment under this Section 11 shall be conclusive and binding for all purposes.

(b) <u>Adjustment Events</u>. Without limiting the foregoing, except as may otherwise be provided in an Award Agreement, in connection with any Adjustment Event, the Committee may, in its sole discretion, provide for any one or more of the following:

(i) substitution or assumption of Awards (or awards of an acquiring company), acceleration of the exercisability of, lapse of restrictions on, or termination of, Awards, or a period of time (which shall not be required to be more than ten (10) days) for Participants to exercise outstanding Awards prior to the occurrence of such event (and any such Award not so exercised shall terminate upon the occurrence of such event); and

(ii) subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, cancellation of any one or more outstanding Awards and payment to the holders of such Awards that are vested as of such cancellation (including, without limitation, any Awards that would vest as a result of the occurrence of such event but for such cancellation or for which vesting is accelerated by the Committee in connection with such event), the value of such Awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per share of Common Stock received or to be received by other stockholders of the Company in such event), including, without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the shares of Common Stock subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR (it being understood that, in such event, any Option or SAR having a per share Exercise Price or Strike Price equal to, or in excess of, the Fair Market Value of a share of Common Stock subject thereto may be canceled and terminated without any payment or consideration therefor), or, in the case of Restricted Stock, Restricted Stock Units, or Other Equity-Based Awards that are not vested as of such cancellation, a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such Restricted Stock, Restricted Stock Units, or Other Equity-Based Awards prior to cancellation, or the underlying shares in respect thereof.

Payments to holders pursuant to clause (ii) above shall be made in cash or, in the sole discretion of the Committee, in the form of such other consideration necessary for a Participant to receive property, cash, or securities (or combination thereof) as such Participant would have been entitled to receive upon the occurrence of the transaction if the Participant had been, immediately prior to such transaction, the holder of the number of shares of Common Stock covered by the Award at such time (less any applicable Exercise Price or Strike Price).

(c) <u>Other Requirements</u>. Prior to any payment or adjustment contemplated under this Section 11, the Committee may require a Participant to (i) represent and warrant as to the unencumbered title to the Participant's Awards and (ii) deliver customary transfer documentation as reasonably determined by the Committee.

## 12. AMENDMENTS AND TERMINATION

(a) <u>Amendment and Termination of the Plan</u>. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; *provided*, that no such amendment, alteration, suspension, discontinuance, or termination shall be made without stockholder approval if: (i) such approval is necessary to comply with any regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any rules or regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company may be listed or quoted) or for changes in GAAP; (ii) it would materially increase the number of securities which may be issued under the Plan (except for increases pursuant to Section 5 or 11 of the Plan) or (iii) it would materially modify the requirements for participation in the Plan; *provided*, *further*, that any such amendment, alteration, suspension, discontinuance, or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder, or beneficiary. Notwithstanding the foregoing, no amendment shall be made to the last proviso of Section 12(b) of the Plan without stockholder approval.

(b) <u>Amendment of Award Agreements</u>. The Committee may, to the extent consistent with the terms of any applicable Award Agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel, or terminate, any Award theretofore granted or the associated Award Agreement, prospectively or retroactively (including after a Participant's Termination); *provided*, that, other than pursuant to Section 11, any such waiver, amendment, alteration, suspension, discontinuance, cancellation, or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant; *provided*, *further*, that without stockholder approval, except as otherwise permitted under Section 11 of the Plan, (i) no amendment or modification may reduce the Exercise Price of any Option or the Strike Price of any SAR; (ii) the Committee may not cancel any outstanding Option or SAR and replace it with a new Option or SAR (with a lower Exercise Price or Strike Price, as the case may be) or other Award or cash payment that is greater than the intrinsic value (if any) of the cancelled Option or SAR; and (iii) the Committee may not take any other action which is considered a "repricing" for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted.

## 13.  GENERAL

(a) <u>Award Agreements</u>. Each Award (other than an Other Cash-Based Award) under the Plan shall be evidenced by an Award Agreement, which shall be delivered to the Participant to whom such Award was granted and shall specify the terms and conditions of the Award and any rules applicable thereto, including, without limitation, the effect on such Award of the death, Disability, or Termination of a Participant, or of such other events as may be determined by the Committee. For purposes of the Plan, an Award Agreement may be in any such form (written or electronic) as determined by the Committee (including, without limitation, a Board or Committee resolution, an employment agreement, a notice, a certificate, or a letter) evidencing the Award. The Committee need not require an Award Agreement to be signed by the Participant or a duly authorized representative of the Company.

(b) <u>Nontransferability</u>.

(i) Each Award shall be exercisable only by such Participant to whom such Award was granted during the Participant's lifetime, or, if permissible under applicable law, by the Participant's legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by a Participant (unless such transfer is specifically required pursuant to a domestic relations order or by applicable law) other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer, or encumbrance shall be void and unenforceable against the Company or any other member of the Company Group; *provided*, that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer, or encumbrance.

(ii) Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award Agreement to preserve the purposes of the Plan, to: (A) any person who is a "family member" of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act or any successor form of registration statement promulgated by the Securities and Exchange Commission (collectively, the "**Immediate Family Members**"); (B) a trust solely for the benefit of the Participant and the Participant's Immediate Family Members; (C) a partnership or limited liability company whose only partners or stockholders are the Participant and the Participant's Immediate Family Members; or (D) a beneficiary to whom donations are eligible to be treated as "charitable contributions" for federal income tax purposes (each transferee described in clauses (A), (B), (C), and (D) above is hereinafter referred to as a "**Permitted Transferee**"); *provided*, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan.

(iii) The terms of any Award transferred in accordance with clause (ii) above shall apply to the Permitted Transferee and any reference in the Plan, or in any applicable Award Agreement, to a Participant shall be deemed to refer to the Permitted Transferee, except that: (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the shares of Common Stock to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award Agreement, that such a registration statement is necessary or appropriate; (C) neither the Committee nor the Company shall be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; and (D) the consequences of a Participant's Termination under the terms of the Plan and the applicable Award Agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award Agreement.

(c) <u>Dividends and Dividend Equivalents</u>. The Committee may, in its sole discretion, provide a Participant as part of an Award with dividends, dividend equivalents, or similar payments in respect of Awards, payable in cash, shares of Common Stock, other securities, other Awards, or other property, on such terms and conditions as may be determined by the Committee in its sole discretion, including, without limitation, withholding of such amounts by the Company subject to vesting of the Award, or reinvestment in additional shares of Common Stock, Restricted Stock, or other Awards; *provided*, that no dividends, dividend equivalents, or other similar payments shall be payable in respect of outstanding (i) Options or SARs or (ii) unearned or unvested Awards (although dividends, dividend equivalents, or other similar payments may be accumulated in respect of unearned or unvested Awards and paid within fifteen (15) days after such Awards are earned or vested and become payable or distributable).

(d)  Tax Withholding.

   (i)  A Participant shall be required to pay to the Service Recipient or any other member of the Company Group, and the Service Recipient or any other member of the Company Group shall have the right and is hereby authorized to withhold, from any cash, shares of Common Stock, other securities, or other property issuable or deliverable under any Award or from any compensation or other amounts owing to a Participant, the amount (in cash, shares of Common Stock, other securities, or other property) of any required withholding or any other applicable taxes in respect of an Award, its exercise, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Committee or the Company to satisfy all obligations for the payment of such withholding or any other applicable taxes.

   (ii)  Without limiting the generality of clause (i) above, the Committee may (but is not obligated to), in its sole discretion, permit a Participant to satisfy, in whole or in part, the foregoing withholding liability by (A) the delivery of shares of Common Stock (which are not subject to any pledge or other security interest) having a Fair Market Value equal to such withholding liability or (B) having the Company withhold from the number of shares of Common Stock otherwise issuable or deliverable pursuant to the exercise or settlement of the Award a number of shares with a Fair Market Value equal to such withholding liability, *provided* that with respect to shares withheld pursuant to clause (B), the number of such shares may not have a Fair Market Value greater than the minimum required statutory withholding liability unless determined by the Committee that a higher withholding rate will not result in adverse accounting consequences.

(e)  Data Protection. By participating in the Plan or accepting any rights granted under it, each Participant consents to the collection and processing of personal data relating to the Participant so that the Company and its Affiliates can fulfill their obligations and exercise their rights under the Plan and generally administer and manage the Plan. This data will include, but may not be limited to, data about participation in the Plan and shares offered or received, purchased, or sold under the Plan from time to time and other appropriate financial and other data (such as the date on which the Awards were granted) about the Participant and the Participant's participation in the Plan.

(f)  No Claim to Awards; No Rights to Continued Employment; Waiver. No employee of the Company or any other member of the Company Group, or other Person, shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee's determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or any other member of the Company Group, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Company or any other member of the Company Group may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or any Award Agreement. By accepting an Award under the Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under the Plan or any Award Agreement, except to the extent of any provision to the contrary in any written employment contract or other agreement between the Company and/or any member of the Company Group and the Participant, whether any such agreement is executed before, on, or after the Date of Grant.

(g)  International Participants. With respect to Participants who reside or work outside of the United States of America, the Committee may, in its sole discretion, amend the terms of the Plan and create or amend Sub-Plans or amend outstanding Awards with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant or any member of the Company Group.

(h)  Designation and Change of Beneficiary. Each Participant may file with the Committee a written designation of one or more Persons as the beneficiary(ies) who shall be entitled to receive the amounts payable with respect to an Award, if any, due under the Plan upon the Participant's death. A Participant may, from time to time, revoke or change the Participant's beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation received by the Committee shall be controlling; *provided*, *however*, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant's death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be the Participant's spouse or, if the Participant is unmarried at the time of death, the Participant's estate.

(i) <u>Termination</u>. Except as otherwise provided in an Award Agreement, unless determined otherwise by the Committee at any point following such event: (i) neither a temporary absence from employment or service due to illness, vacation, or leave of absence (including, without limitation, a call to active duty for military service through a Reserve or National Guard unit) nor a transfer from employment or service with one Service Recipient to employment or service with another Service Recipient (or vice-versa) shall be considered a Termination; and (ii) if a Participant undergoes a Termination, but such Participant continues to provide services to the Company Group in a non-employee capacity, such change in status shall not be considered a Termination for purposes of the Plan. Further, unless otherwise determined by the Committee, in the event that any Service Recipient ceases to be a member of the Company Group (by reason of sale, divestiture, spin-off, or other similar transaction), unless a Participant's employment or service is transferred to another entity that would constitute a Service Recipient immediately following such transaction, such Participant shall be deemed to have suffered a Termination hereunder as of the date of the consummation of such transaction; *provided* that any payment of "nonqualified deferred compensation" within the meaning of Section 409A of the Code that would be accelerated upon a termination of employment or service under circumstances specified in this sentence shall be delayed until the Participant incurs a "separation from service" within the meaning of Section 409A of the Code or paid at such other time as would not cause a violation under Section 409A of the Code.

(j) <u>No Rights as a Stockholder</u>. Except as otherwise specifically provided in the Plan or any Award Agreement, no Person shall be entitled to the privileges of ownership in respect of shares of Common Stock which are subject to Awards hereunder until such shares have been issued or delivered to such Person.

(k) <u>Government and Other Regulations</u>.

(i) The obligation of the Company to settle Awards in shares of Common Stock or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Common Stock pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel (if the Company has requested such an opinion), satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption there from and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the shares of Common Stock to be offered or sold under the Plan. The Committee shall have the authority to provide that all shares of Common Stock or other securities of the Company or any other member of the Company Group issued under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award Agreement, the Federal securities laws, the rules, regulations, and other requirements of the Securities and Exchange Commission and any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted, and any other applicable Federal, state, local, or non-U.S. laws, rules, regulations, and other requirements, and, without limiting the generality of Section 9 of the Plan, the Committee may cause a legend or legends to be put on certificates representing shares of Common Stock or other securities of the Company or any other member of the Company Group issued under the Plan to make appropriate reference to such restrictions or may cause such Common Stock or other securities of the Company or any other member of the Company Group issued under the Plan in book-entry form to be held subject to the Company's instructions or subject to appropriate stop-transfer orders. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under the Plan that the Committee, in its sole discretion, deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii) The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company's acquisition of shares of Common Stock from the public markets, the Company's issuance of Common Stock to the Participant, the Participant's acquisition of Common Stock from the Company, and/or the Participant's sale of Common Stock to the public markets, illegal, impracticable, or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, the Company shall, subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, (A) pay to the Participant an amount equal to the excess of (I) the aggregate Fair Market Value of the shares of Common Stock subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or issued, as applicable), over (II) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of issuance of shares of Common Stock (in the case of any other Award). Such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof, or (B) in the case of Restricted Stock, Restricted Stock Units, or Other Equity-Based Awards, provide the Participant with a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such Restricted Stock, Restricted Stock Units, or Other Equity-Based Awards, or the underlying shares in respect thereof.

(l) <u>No Section 83(b) Elections Without Consent of Company</u>. No election under Section 83(b) of the Code or under a similar provision of law may be made unless expressly permitted by the terms of the applicable Award Agreement or by action of the Committee in writing prior to the making of such election. If a Participant, in connection with the acquisition of shares of Common Stock under the Plan or otherwise, is expressly permitted to make such election and the Participant makes the election, the Participant shall notify the Company of such election within ten (10) days of filing notice of the election with the Internal Revenue Service or other governmental authority, in addition to any filing and notification required pursuant to Section 83(b) of the Code or other applicable provision.

(m) <u>Payments to Persons Other Than Participants</u>. If the Committee shall find that any Person to whom any amount is payable under the Plan is unable to care for the Participant's affairs because of illness or accident, or is a minor, or has died, then any payment due to such Person or the Participant's estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to the Participant's spouse, child, relative, an institution maintaining or having custody of such Person, or any other Person deemed by the Committee to be a proper recipient on behalf of such Person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(n) <u>Nonexclusivity of the Plan</u>. Neither the adoption of the Plan by the Board nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of equity-based awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

(o) <u>No Trust or Fund Created</u>. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any other member of the Company Group, on the one hand, and a Participant or other Person, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company be obligated to maintain separate bank accounts, books, records, or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other service providers under general law.

(p) <u>Reliance on Reports</u>. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of the Company or any other member of the Company Group and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than himself or herself.

(q) <u>Relationship to Other Benefits</u>. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance, or other benefit plan of the Company except as otherwise specifically provided in such other plan or as required by applicable law.

(r) <u>Governing Law</u>. The Plan shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and performed wholly within the State of Delaware, without giving effect to the conflict of laws provisions thereof. EACH PARTICIPANT WHO ACCEPTS AN AWARD IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY SUIT, ACTION, OR OTHER PROCEEDING INSTITUTED BY OR AGAINST SUCH PARTICIPANT IN RESPECT OF THE PARTICIPANT'S RIGHTS OR OBLIGATIONS HEREUNDER

(s) <u>Severability</u>. If any provision of the Plan or any Award or Award Agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, Person, or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(t)  Obligations Binding on Successors. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation, or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

(u)  Section 409A of the Code.

   (i)  Notwithstanding any provision of the Plan to the contrary, it is intended that the provisions of the Plan either comply with or are exempt from Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with the Plan (including any taxes and penalties under Section 409A of the Code), and neither the Service Recipient nor any other member of the Company Group shall have any obligation to indemnify or otherwise hold such Participant (or any beneficiary) harmless from any or all of such taxes or penalties. With respect to any Award that is considered "deferred compensation" subject to Section 409A of the Code, references in the Plan to "termination of employment" (and substantially similar phrases) shall mean "separation from service" within the meaning of Section 409A of the Code. For purposes of Section 409A of the Code, each of the payments that may be made in respect of any Award granted under the Plan is designated as a separate payment.

   (ii)  Notwithstanding anything in the Plan to the contrary, if a Participant is a "specified employee" within the meaning of Section 409A(a)(2)(B)(i) of the Code, no payments in respect of any Awards that are "deferred compensation" subject to Section 409A of the Code and which would otherwise be payable upon the Participant's "separation from service" (as defined in Section 409A of the Code) shall be made to such Participant prior to the date that is six (6) months after the date of such Participant's "separation from service" or, if earlier, the date of the Participant's death. Following any applicable six (6) month delay, all such delayed payments will be paid in a single lump sum on the earliest date permitted under Section 409A of the Code that is also a business day.

   (iii)  Unless otherwise provided by the Committee in an Award Agreement or otherwise, in the event that the timing of payments in respect of any Award (that would otherwise be considered "deferred compensation" subject to Section 409A of the Code) would be accelerated upon the occurrence of (A) a Change in Control, no such acceleration shall be permitted unless the event giving rise to the Change in Control satisfies the definition of a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation pursuant to Section 409A of the Code or (B) a Disability, no such acceleration shall be permitted unless the Disability also satisfies the definition of "Disability" pursuant to Section 409A of the Code.

(v)  Clawback/Repayment. All Awards shall be subject to reduction, cancellation, forfeiture, or recoupment to the extent necessary to comply with (A) any clawback, forfeiture, or other similar policy adopted by the Board or the Committee and as in effect from time to time, and (B) applicable law. Further, to the extent that a Participant receives any amount in excess of the amount that such Participant should otherwise have received under the terms of the Award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations, or other administrative error), such Participant shall be required to repay any such excess amount to the Company.

(w)  Detrimental Activity. Notwithstanding anything to the contrary contained herein, if a Participant has engaged in any Detrimental Activity, as determined by the Committee, the Committee may, in its sole discretion, provide for one or more of the following:

   (i)  cancellation of any or all of such Participant's outstanding Awards; or

   (ii)  forfeiture by the Participant of any gain realized on the vesting or exercise of Awards, and repayment of any such gain promptly to the Company.

Nothing contained in this Section 13(w) or elsewhere in the Plan is intended to limit a Participant's ability to (A) report possible violations of law or regulation to, or file a charge or complaint with, the Securities and Exchange Commission, the Equal Employment Opportunity Commission, the National Labor Relations Board, the Occupational Safety and Health Administration, the Department of Justice, the Congress, any Inspector General, or any other federal, state or local governmental agency or commission ("**Government Agencies**"), (B) communicate with any Government Agencies or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, without notice to the Company, or (C) under applicable United States federal law to (x) disclose in confidence trade secrets to federal, state, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of law or (y) disclose trade secrets in a document filed in a lawsuit or other proceeding, but only if the filing is made under seal and protected from public disclosure.

(x) <u>Right of Offset</u>. The Company will have the right to offset against its obligation to deliver shares of Common Stock (or other property or cash) under the Plan or any Award Agreement any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any Awards, or amounts repayable to the Company pursuant to tax equalization, housing, automobile, or other employee programs) that the Participant then owes to any member of the Company Group and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement. Notwithstanding the foregoing, if an Award is "deferred compensation" subject to Section 409A of the Code, the Committee will have no right to offset against its obligation to deliver shares of Common Stock (or other property or cash) under the Plan or any Award Agreement if such offset could subject the Participant to the additional tax imposed under Section 409A of the Code in respect of an outstanding Award.

(y) <u>Furnishing Information</u>. A Participant will cooperate with the Committee by furnishing any and all information requested by the Committee and take such other actions as may be requested in order to facilitate the administration of the Plan and the payments of benefits hereunder, including but not limited to taking such physical examinations as the Committee may deem necessary when eligibility or entitlement to any compensation or benefit based on any matter relating to the Disability of the Participant is at issue.

(z) <u>No Obligation to Exercise Awards; No Right to Notice of Expiration Date</u>. The grant of an Award of an Option or Stock Appreciation Right will impose no obligation upon the Participant to exercise the Award. The Company, its Subsidiaries and the Committee have no obligation to inform a Participant of the date on which any Award lapses except in the Award Agreement.

(aa) <u>No Constraint on Corporate Action</u>. Nothing in this Plan shall be construed (a) to limit, impair or otherwise affect the Company's right or power to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets or (b) to limit the right or power of the Company, or any Subsidiary to take any action which such entity deems to be necessary or appropriate.

(bb) <u>Expenses; Titles and Headings</u>. The expenses of administering the Plan shall be borne by the Company Group. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

# APPENDIX C: PROPOSED RESTATED CERTIFICATE OF INCORPORATION OF US FOODS HOLDING CORP.

(Deletions noted in strike-through, and additions noted in italics and underlining)

FIRST: *Name*. The name of the corporation is US Foods Holding Corp. (the "Corporation").

SECOND: *Registered Office*. The Corporation's registered office in the State of Delaware is at 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19809. The name of its registered agent at such address is Corporation Service Company.

THIRD: *Purpose*. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (as amended from time to time, the "DGCL").

FOURTH: *Capital Stock*. The total number of shares of stock which the Corporation shall have authority to issue is 625,000,000, consisting of: (x) 600,000,000 shares of common stock, par value $0.01 per share (the "Common Stock"), and (y) 25,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"), issuable in one or more series as hereinafter provided.

(a) Common Stock. Except as otherwise provided (i) by the DGCL, (ii) by Section (b) of this Article FOURTH, or (iii) by resolutions, if any, of the board of directors of the Corporation (the "Board") fixing the powers, designations, preferences and the relative, participating, optional or other rights of the Preferred Stock, or the qualifications, limitations or restrictions thereof, the entire voting power of the shares of the Corporation for the election of directors and for all other purposes shall be vested exclusively in the Common Stock. Each share of Common Stock shall have one vote upon all matters to be voted on by the holders of the Common Stock, and shall be entitled to participate equally in all dividends payable with respect to the Common Stock and to share equally, subject to any rights and preferences of the Preferred Stock (as fixed by resolutions, if any, of the Board), in all assets of the Corporation, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, or upon any distribution of the assets of the Corporation.

(b) Preferred Stock. Subject to the provisions of this Restated Certificate of Incorporation, the Board is authorized to fix from time to time by resolution or resolutions the number of shares of any class or series of Preferred Stock, and to determine the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of any such class or series. Further, within the limits and restrictions stated in any resolution or resolutions of the Board originally fixing the number of shares constituting any such class or series, the Board is authorized to increase or decrease (but not below the number of shares of such class or series then outstanding) the number of shares of any such class or series subsequent to the issue of shares of that class or series.

FIFTH: *Management of Corporation*. The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation and for the purpose of creating, defining, limiting and regulating the powers of the Corporation and its directors and stockholders:

(a) The number of directors constituting the Board shall be not fewer than two and not more than fifteen, each of whom shall be a natural person. Subject to any rights of any holders of any class or series of Preferred Stock to elect directors ~~and the rights granted pursuant to the Amended and Restated Stockholders Agreement, among the Corporation and certain of its stockholders, to be dated as of the closing date of the Corporation's initial public offering (as amended from time to time, the "Stockholders Agreement")~~, the precise number of directors of the Corporation shall be fixed, and may be altered from time to time, only by resolution of the Board.

(b) *Prior to the annual meeting of the stockholders of the Corporation to be held in 2022, each director elected to the Board shall serve the remainder of the term for which such director was elected, such that: (i) each director elected at the annual meeting of stockholders of the Corporation held in 2019 shall be elected for a term expiring at the annual meeting of stockholders of the Corporation to be held in 2022; (ii) the successor of each director whose term expires at the annual meeting of stockholders of the Corporation to be held in 2020 shall be elected for a term expiring at the annual meeting of stockholders of the Corporation to be held in 2021; and (iii) the successor of each director whose term expires at the annual meeting of stockholders of the Corporation to be held in 2021 shall be elected for a term expiring at the annual meeting of stockholders of the Corporation to be held in 2022. Commencing with the annual meeting of stockholders of the Corporation to be held in 2022, the Board will no longer be classified under Section 141(d) of the DGCL and directors shall be elected for one-year terms expiring at the next succeeding annual meeting of stockholders of the Corporation. Each director shall hold office until his or her term expires and his or her successor is duly elected and qualified, or until such director's earlier death, resignation, retirement, disqualification or removal.*~~The directors of the Corporation, subject to any rights of the holders of shares of any class or series of Preferred Stock to elect directors, shall be classified with respect to the time for which they severally hold office into three classes, as nearly equal in number as possible. One class's initial term will expire at the 2017 annual meeting of stockholders of the Corporation, another class's initial term will expire at the 2018 annual meeting of stockholders and another class's initial term will expire at the 2019 annual meeting of stockholders, with directors of each class to hold office until their successors are duly elected and qualified, provided that the term of each director shall continue until the election and qualification of his or her successor~~

or until such director's earlier death, resignation, retirement, disqualification or removal. At each annual meeting of stockholders of the Corporation beginning with the 2017 annual meeting of stockholders, subject to any rights of the holders of shares of any class or series of Preferred Stock and for so long as the Stockholders Agreement is in effect, the then-applicable terms, if any, of the Stockholders Agreement, the successors of the directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. In the case of any increase or decrease, from time to time, in the number of directors of the Corporation, the number of directors in each class shall be apportioned as nearly equal in number as possible. No decrease in the number of directors shall shorten the term of any incumbent director.

(c) Subject to this Article FIFTH, the election of directors may be conducted in any manner approved by the person presiding at a meeting of the stockholders or the directors of the Corporation, as the case may be, at the time when the election is held and need not be by written ballot.

(d) Subject to any rights of the holders of shares of any class or series of Preferred Stock, if any, to elect additional directors under specified circumstances: *(i) until the election of directors at the annual meeting of stockholders of the Corporation to be held in 2022* and for so long as the Stockholders Agreement is in effect, the then-applicable terms, if any, of the Stockholders Agreement, a director may be removed from office only for cause and only by the affirmative vote of holders of at least *a majority*fifty percent (50%) of the votes *that all the stockholders of the Corporation would be entitled to cast in any election of directors, and (ii) thereafter, any director may be removed, with or without cause, by the affirmative vote of holders of at least a majority of the votes that*to which all the stockholders of the Corporation would be entitled to cast in any election of directors.

(e) Subject to any rights of the holders of shares of any class or series of Preferred Stock, if any, to elect additional directors under specified circumstances and for so long as the Stockholders Agreement is in effect, the then-applicable terms, if any, of the Stockholders Agreement, and except as otherwise provided by law, any vacancy in the Board that results from an increase in the number of directors, from the death, disability, resignation, retirement, disqualification or removal of any director or from any other cause shall be filled solely by the affirmative vote of at least a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director. *Until the election of directors at the annual meeting of the stockholders of the Corporation to be held in 2022, a director elected*A director entitled to fill a vacancy or a newly created directorship shall hold office *for the remainder of the term of his or her predecessor or, in the case of a newly created directorship, for the remainder of the term of the class of directors to which he or she is elected and* until his or her successor has been elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal. *Thereafter, a director elected to fill a vacancy or a newly created directorship shall hold office until the next succeeding annual meeting of stockholders of the Corporation and until his or her successor has been elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.*

(f) All corporate powers and authority of the Corporation (except as at the time otherwise provided by law, by this Restated Certificate of Incorporation or by the bylaws of the Corporation) shall be vested in and exercised by the Board.

(g) To the fullest extent permitted by the DGCL, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended after the date of the filing of this Restated Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended from time to time.

(h) To the fullest extent permitted by the DGCL, the Corporation shall indemnify and advance expenses to the directors of the Corporation, provided that, except as otherwise provided in the bylaws of the Corporation, the Corporation shall not be obligated to indemnify or advance expenses to a director of the Corporation in respect of an action, suit or proceeding (or part thereof) instituted by such director, unless such action, suit or proceeding (or part thereof) has been authorized by the Board. The rights provided by this Article FIFTH, Section (h) shall not limit or exclude any rights, indemnities or limitations of liability to which any director of the Corporation may be entitled, whether as a matter of law, under the bylaws of the Corporation, by agreement, vote of the stockholders, approval of the directors of the Corporation or otherwise.

SIXTH. *Stockholder Action by Written Consent.* Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken only upon the vote of the stockholders at an annual or special meeting duly called and may not be taken by written consent of the stockholders.

SEVENTH. *Special Meetings.* Subject to the special rights of any series of Preferred Stock, and to the requirements of applicable law, special meetings of the stockholders of the Corporation for any purpose or purposes may be called only by or at the direction of the Board pursuant to a resolution of the Board adopted by a majority of the total number of directors then in office. The stockholders of the Corporation do not have the power to call a special meeting of the stockholders. Except as otherwise required by law, the business conducted at a special meeting of stockholders of the Corporation shall be limited exclusively to the business set forth in the Corporation's notice of meeting, and the individual or group calling such meeting shall have exclusive authority to determine the business included in such notice. Any special meeting of the stockholders shall be held either within or without the State of Delaware, at such place, if any, and on such date and time, as shall be specified in the notice of such special meeting. The bylaws of the Corporation may establish procedures regulating the submission by stockholders of nominations and proposals for consideration at meetings of stockholders of the Corporation.

<u>EIGHTH</u>: *Amendment of Certificate of Incorporation.* The Corporation reserves the right to amend, alter or repeal any provision contained in this Restated Certificate of Incorporation in the manner now or hereafter prescribed by the DGCL, and all rights herein conferred upon stockholders or directors are granted subject to this reservation, provided, however, that any amendment, alteration or repeal of Article FIFTH, Section (g) or Section (h) shall not adversely affect any right or protection existing under this Restated Certificate of Incorporation immediately prior to such amendment, alteration or repeal, including any right or protection of a director thereunder in respect of any act or omission occurring prior to the time of such amendment, alteration or repeal.

<u>NINTH</u>: *Amendment of Bylaws.* In furtherance and not in limitation of the powers conferred by law, the Board is expressly authorized to amend, alter or repeal the bylaws of the Corporation subject to the power of the stockholders of the Corporation entitled to vote with respect thereto to amend, alter or repeal the bylaws. Any amendment, alteration or repeal of the bylaws of the Corporation by the Board shall require the approval of a majority of the Board then in office. In addition to any other vote otherwise required by law, the stockholders of the Corporation may amend, alter or repeal the bylaws of the Corporation by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock entitled to vote with respect thereto, voting together as a single class.

<u>TENTH</u>: *Exclusive Jurisdiction for Certain Actions.* Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee, agent or stockholder of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation or any director, officer, employee, agent or stockholder of the Corporation arising pursuant to any provision of the DGCL, this Restated Certificate of Incorporation or the bylaws of the Corporation, or (iv) any action asserting a claim against the Corporation or any director, officer, employee, agent or stockholder of the Corporation governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article TENTH.

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# CORPORATE SOCIAL RESPONSIBILITY AT US FOODS

## PEOPLE

At US Foods, we strive to make a positive difference in the lives of our employees and in the communities we serve.

### IN OUR WORKPLACE

Through training, mentoring, and on-the-job development, we help our employees learn and grow. Our signature development programs include Gateway to Leadership for new people managers and Aspire to Lead for high-potential leaders.

**100%**
of employees provided with annual Code of Conduct training

**700**
managers enrolled in Gateway to Leadership in 2018

### IN OUR COMMUNITIES

As a Feeding America Leadership Partner, US Foods supports food banks and other related nonprofits through product and financial contributions. Since 2013, US Foods has donated 85M+ pounds of food, and our employees also generously volunteer their time at food banks and other organizations.

**13M+**
total pounds of food donated in 2018

**50+**
food banks supported in 2018

**~11M**
total meals donated in 2018

## PLANET

We're continually improving the efficiency of our facilities and fleet, reducing our environmental footprint.

### IN OUR FACILITIES

We work diligently to reduce the energy intensity of our business (measured in kilowatt hours per case shipped) and have achieved more than a 10% improvement in our broadline business since 2015.

US Foods currently operates three Leadership in Energy and Environmental Design (LEED) Silver-certified facilities, with additional locations in progress. LEED-certified buildings have been shown to lower environmental impact and operating costs, while providing a healthier working environment for employees.

Solar arrays have been installed on six of our distribution centers, including an 8.4-megawatt solar installation in Perth Amboy, New Jersey – one of the largest in the state.

**13M+**
kilowatt hours (kWh) of electricity generated annually from our solar installations

### ABOUT OUR FLEET

We're optimizing our routing to reduce miles driven and rightsizing our vehicles by route type to improve transportation efficiency.

**8%**
reduction in gallons of fuel used per case delivered in 2017*

**~8%**
reduction in Scope 1 and Scope 2 emissions intensity in 2017**

As we update and add to our fleet, we're choosing new vehicle models with features designed to reduce fuel consumption.

We're also piloting new alternative-fuel vehicles like the 55 compressed natural gas vehicles we recently added to our fleet.

## PRODUCTS

US Foods has multiple programs and policies in place to support our commitment to providing an extensive portfolio of innovative products.

Through a third party sustainable product materiality assessment that included feedback from internal and external stakeholders, US Foods has prioritized key initiatives we believe will have the most impact.

### OUR INITIATIVES

**360+**
Serve Good® and Progress Check™ products

**230+**
products classified as responsible disposables

### SERVE GOOD

Our Serve Good program features a growing portfolio of products that are developed in collaboration with our suppliers. The products adhere to responsible practices and many come with a third party certification. Every Serve Good product must come with a claim of responsible sourcing or contribution to waste reduction.

### PROGRESS CHECK

Our Progress Check program recognizes seafood products and vendors that have made significant progress toward meeting our Serve Good program standards and serves as a gateway for inclusion in Serve Good. In 2018, we published a Responsibly Sourced Seafood Policy that outlines our forward-looking commitments and goals for sustainable seafood products.

\* Base year 2015. Broadline business only.
\*\* Base year 2015. Emissions intensity measured as lb. $CO_2$e per case delivered.

